40-33



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-02606
Branch 18



June 8, 2005



VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

AIM MONEY MARKET FUNDS INC

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323) and INVESCO Funds Group, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of the following

- Case No. 05-C-81 in the Circuit Court of Marshall County, West Virginia a copy of **Complaint and Petition for Writ of Quo Warranto** and **Notice of Filing Notice of Removal of Action** in *Darrell V. McGraw, Jr., Attorney General of the State of West Virginia v. AIM Advisors, Inc., et al.*
- Case No. 5:05-CV-78 in the United States District Court for the Northern District of West Virginia a copy of **Notice of Removal of Action** and **Notices of Joinder in Removal of Action** in *Darrell V. McGraw, Jr., Attorney General of the State of West Virginia v. AIM Advisors, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

AUG 12 2005

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\W Virginia v AIM\Correspondence\L-060805SEC.doc
060805 (1) vtt

IN THE CIRCUIT COURT OF MARSHALL COUNTY, WEST VIRGINIA


SEC MAIL
RECEIVED
PROCESSING
JUN 13 2005
WASH, D.C.
209
SECTION

DARRELL V. MCGRAW, JR.,
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA,

Plaintiff,

v.

Civil Action No.

AIM ADVISORS, INC., and
AIM DISTRIBUTORS, INC.,
INVESCO FUNDS GROUP, INC.,

FRED ALGER MANAGEMENT INC.,
FRED ALGER & COMPANY, INC.,

ALLIANCE CAPITAL MANAGEMENT, L.P.,
ALLIANCE CAPITAL MANAGEMENT HOLDING L.P.,

JP MORGAN INVESTMENT ADVISORS INC.,
f/k/a BANC ONE INVESTMENT ADVISORS
CORPORATION,
JP MORGAN CHASE & CO.,

COLUMBIA MANAGEMENT ADVISORS, INC.,
COLUMBIA FUNDS DISTRIBUTOR, INC.

FRANKLIN ADVISERS, INC.,
FRANKLIN RESOURCES, INC.,

JANUS CAPITAL GROUP INC.,
JANUS CAPITAL MANAGEMENT LLC,

PILGRIM BAXTER &
ASSOCIATES, LTD.,

PA FUND MANAGEMENT LLC, f/k/a PIMCO
Advisors Fund Management LLC, PEA CAPITAL LLC,
f/k/a PIMCO Equity Advisors LLC, PA DISTRIBUTORS LLC,
f/k/a PIMCO Advisors Distributors LLC,

STRONG CAPITAL MANAGEMENT, INC.,
STRONG INVESTOR SERVICES, INC.,
STRONG INVESTMENTS, INC.,

CANARY CAPITAL PARTNERS LLC,
CANARY INVESTMENT MANAGEMENT, LLC,
CANARY CAPITAL PARTNERS, LTD.,
EDWARD STERN,

SECURITY BROKERAGE INC.,
DANIEL CALUGAR

VERAS INVESTMENT PARTNERS, LLC,
JAMES MCBRIDE,
KEVIN LARSEN,

JOHN DOE CORPORATIONS 1 THROUGH 1000 and JOHN DOE INVESTORS 1 THROUGH 1000,

Defendants.

COMPLAINT AND PETITION FOR WRIT OF QUO WARRANTO

The State of West Virginia ex rel. Darrell V. McGraw, Jr., Attorney General ("the State") brings this Complaint pursuant to the West Virginia Consumer Credit and Protection Act, W.Va. Code § 46A-1-101, *et seq.* ("the Act") and this Petition for Writ of Quo Warranto pursuant to W.Va. Code §§ 53-2-1, *et seq.* Because the defendants herein have violated the Act and/or misused their corporate franchises and privileges, the State brings these claims. The State seeks injunctive relief, civil penalties, investigative costs, and attorney's fees.

I. PARTIES

1. The State brings this action by and through Darrell V. McGraw, Jr., the Attorney General of the State of West Virginia. The Act authorizes the Attorney General to bring this action on behalf of the State. W.Va. Code §§ 46A-7-108 through 46A-7-111. The Attorney General is authorized to seek the writ of quo warranto. W.Va. Code §§ 53-2-1, 53-2-2.

2. AIM Advisors, Inc. (hereinafter referred to as "AIMA") is a Delaware corporation with its principal offices in Houston, Texas. At all relevant times herein, AIMA was a registered investment advisor and the investment advisor for a number of mutual funds marketed as the AIM Funds. AIM Distributors, Inc. ("AIMD") is a Delaware corporation with its principal offices in Houston, Texas. At all relevant times herein, AIMD was the primary distributor and principal underwriter for AIM Funds. AIMA and AIMD are sometimes hereinafter collectively known as the "AIM Funds."

3. Invesco Funds Group, Inc. (hereinafter referred to as "Invesco Funds" or "IFG") is a Delaware corporation headquartered in Denver, Colorado. Prior to 2003 it was the investment advisor to the Invesco Funds complex. AIMA is the successor in interest to IFG.

4. Fred Alger Management Inc. (hereinafter referred to as "Alger Management") is a foreign corporation with its principal offices located in New York, NY. Alger Management manages the Alger Fund Group of mutual funds. Fred Alger & Company, Inc. (hereinafter referred to as "Alger Company") is a New York Corporation with its principal offices in New York, NY. Alger Company is the parent corporation of Alger Management and, along with Alger Management, markets and sells a group of mutual funds branded with Alger name. Alger and Alger Management are sometimes hereinafter collectively known as "Alger" or the "Alger Defendants."

5. Alliance Capital Management LP (hereinafter referred to as "ACM") is a Delaware limited partnership located in New York, New York. ACM manages a number of mutual funds. Alliance Capital Management Holding L.P. ("Alliance Holding") is a publicly traded Delaware limited partnership located in New York, New York and a

general partner of ACM and, along with ACM, markets and sells a group of mutual funds branded with Alliance name. ACM and Alliance Holding are hereinafter collectively known as "Alliance."

6. At all relevant times herein, Banc One Investment Advisors Corporation was an Ohio corporation, headquartered in Columbus, Ohio (hereinafter referred to as "BOIA"). At all relevant times BOIA was a wholly owned subsidiary of Bank One, National Association (Ohio), which in turn was a wholly owned subsidiary of Bank One Corporation (hereinafter referred to as "Bank One"). Following Bank One's merger with JP Morgan Chase & Co., BOIA became JP Morgan Investment Advisors, Inc. (hereinafter referred to as "JPMIA"). At all relevant times herein, BOIA provided discretionary investment management services to individuals and companies, including One Group Mutual Funds, a Bank One-sponsored mutual-fund complex. JP Morgan Chase & Co., a foreign corporation with its principal offices in New York, New York is the parent corporation of JPMIA f/k/a BOIA and, along with JPMIA and/or BOIA, markets and sells a group of mutual funds branded with JPMIA/BOIA name. JP Morgan Chase & Co. and JPMIA f/k/a BOIA are hereinafter collectively known as "One Group Mutual Funds."

7. Columbia Management Advisors, Inc. (hereinafter referred to as "Columbia Advisors"), an Oregon corporation formerly known as Columbia Management Company, is a wholly-owned subsidiary of Columbia Management Group, Inc. (hereinafter referred to as "Columbia Management"), which is a wholly-owned subsidiary of FleetBoston Financial Corporation. Columbia Advisors, which has offices

in Boston, has been an investment adviser to 140 Columbia Finds. Columbia Advisors, and Columbia Management are hereinafter collectively referred to as "Columbia Finds."

8. Franklin Advisers, Inc. (hereinafter referred to as "Franklin") is a foreign corporation headquartered in San Mateo, California. Franklin is a wholly owned subsidiary of Franklin Resources, Inc., a Delaware corporation headquartered in San Mateo, California. Franklin Resources, along with Franklin markets and sells mutual funds under the Franklin Templeton name. Franklin and Franklin Resources are hereinafter collectively referred to as "Franklin Templeton."

9. Janus Capital Management LLC (hereinafter referred to as "JCM") is a Delaware limited liability company headquartered in Denver, Colorado. JCM is an investment adviser to the certain mutual funds marketed and sold by JCM and Janus Capital Group Inc. (hereinafter referred to as "JCG"), its parent corporation. JCM and JCG are hereinafter collectively referred to as "Janus."

10. Massachusetts Financial Services Co. (hereinafter referred to as "MFS"), is a Delaware corporation headquartered in Boston, Massachusetts. MFS is the investment adviser and sponsor of certain mutual funds, including a group of over 100 funds known as the MFS Retail Funds.

11. Pilgrim Baxter & Associates, Ltd. (hereinafter referred to as "PBA") is foreign corporation headquartered in Wayne, Pennsylvania that serves as the investment advisor to the PBHG Funds, a Delaware statutory trust and a family of 18 mutual funds. PBA is an indirect wholly owned subsidiary of Old Mutual, PLC, which is an international financial services company based in London, England.

12. PA Fund Management LLC, f/k/a PIMCO Advisors Fund Management LLC (hereinafter referred to as "PAFM"), a Delaware limited liability company headquartered in New York, New York, is a registered investment adviser. PAFM is the administrator and investment adviser for the PIMCO Equity Funds: Multi-Manager Series ("the PIMCO Funds"). PAFM provides investment services to the PIMCO Funds. PEA Capital LLC, f/k/a PIMCO Equity Advisors LLC ("PEA"), a Delaware limited liability company headquartered in New York, New York, is a registered investment adviser. PAFM used PEA as an investment sub-adviser for several of the Funds including the Select Growth Fund, PEA Opportunity Fund, PEA Target Fund, PEA Innovation Fund, and other PIMCO funds. PAFM gave PEA full investment discretion and the power to make determinations with respect to the investment of a fund's assets. PA Distributors LLC, f/k/a PIMCO Advisors Distributors LLC (hereinafter referred to as "PAD"), a Delaware limited liability company headquartered in Stamford, Connecticut, is a registered broker-dealer. PAD is the distributor for the PIMCO Funds. PAFM, PEA, and PAD are hereinafter collectively referred to as "PIMCO."

13. Strong Capital Management, Inc. ("SCM"), a foreign corporation with its headquarters in Menomonee Falls, Wisconsin, is a registered investment adviser to the Strong Mutual Funds Complex, which consists of the family of Strong mutual funds. Strong Investor Services, Inc. ("SIS"), headquartered in Menomonee Falls, Wisconsin is SCM's transfer agent, and Strong Investments, Inc. ("SII"), a foreign corporation with its headquarters in Menomonee Falls, Wisconsin, is a registered broker-dealer and distributor of the Strong mutual funds. SCM, SIS, and SII are hereinafter collectively referred to as "Strong Funds."

14. Canary Capital Partners, LLC is a New Jersey Limited Liability Company headquartered in Secaucas, New Jersey. Canary Capital Management, LLC is a New Jersey Limited Liability Company headquartered in Secaucas, New Jersey. Canary Capital Partners, Ltd is Bermuda Limited Liability Company. Edward J. Stern is the CEO of the Canary companies. Stern and his entities operated a hedge fund which participated in much of the illegal activity set forth herein. Canary Capital Partners, LLC, Canary Capital Management, LLC, Canary Capital Partners, and Edward J. Stern are hereinafter collectively referred to as "Canary."

15. Security Brokerage Inc. was at all relevant times a broker dealer firm located in Las Vegas, Nevada. Daniel Calugar is its owner and CEO. Calugar and Security participated in the illegal activity as set forth herein for their own profit. Security Brokerage, Inc. and Calugar are hereinafter collectively referred to as "Security."

16. Veras Investment Partners, LLC ("Veras") is a Texas Limited Liability Company located in Sugar Land Texas. James McBride and Kevin Larsen are its founders and managing members. Veras operated as a hedge fund and participated, along with McBride and Larsen, in the illegal activity set forth herein. Veras, McBride, and Larsen are hereinafter collectively referred to as "Veras."

17. John Doe Corporations 1 through 1000 and John Doe Investors 1 through 1000 are the unknown illegal purchasers of the fund shares from the fund defendants as set forth herein.

18. At all times complained of herein, defendants were acting for and on their own behalf and as agents, ostensible agents, servants and/or employees, one of the other, in the course and scope of their employment, agency and/or ostensible agency.

19. At all times complained of herein, defendants were acting as conspirators, one of the other, and with unnamed persons, firms and corporations in common goals, schemes and designs for the goals and purposes as herein alleged and complained of.

20. At all times complained of herein, defendants entered into a joint venture, one with the other, and with unnamed persons, firms and corporations for the goals and purposes as herein alleged and complained.

II. JURISDICTION AND VENUE

21. Subject matter jurisdiction over the State's claims herein is founded on Article VIII, Section 6 of the West Virginia Constitution, W.Va. Code § 51-2-2, and W.Va. Code § 53-2-2. The Attorney General has the power to bring these claims on behalf of the State under the provisions of W.Va. Code §§ 46A-7-101, *et seq.* and §§ 53-2-1, *et seq.*

22. This Court's subject matter jurisdiction is exclusive. This is an action brought by the State in its governmental capacity by and through the Attorney General. Complete diversity of citizenship is lacking due to the fact that the State is not a citizen of any state for diversity purposes. The State asserts no claim arising out of the laws of the United States and disclaims and explicitly is not bringing any claim arising under or completely preempted by the laws (common, statutory, and administrative) of the United States. The State further disclaims any such claim that would support removal of this action to a United States District Court on the basis of federal question jurisdiction.

23. This Court has personal jurisdiction and venue over the defendants as they conduct business in this County and this State.

24. Venue is also proper pursuant to W.Va. Code §§ 46A-7-114, 52-2-2, and 56-1-1(a)(2).

III. STATEMENT OF FACTS

25. This is an action brought by the State against those in the mutual fund industry who have engaged in unfair or deceptive acts or practices and unconscionable conduct in marketing and selling investment services without disclosing to ordinary consumers (to which defendants owed fiduciary duties) that the fund defendants were allowing certain select consumers (including some of the defendants herein) special privileges not available to other consumers. In providing these special privileges, ordinary consumers were damaged.

26. The fund defendants are in the business of providing investment services. One method they use to provide investment services is by using their investment professionals to select and purchase groups of stocks, bonds, or other securities and packaging them as a single investment commonly known as a mutual fund. The fund defendants then manage, market, and sell the funds to consumers. When the underlying investments selected by the managers of the mutual funds increase in value or provide other returns, the gains and returns are passed on to the consumer purchasers of the funds, less the costs incurred in managing the funds. The costs include the fees charged by the fund defendants for their investment, management, and sales services.

27. For each of the mutual funds managed by the fund defendants, the defendants disseminate a prospectus, a document providing information regarding the management of the fund. Included in the prospectuses of the mutual funds managed by

the fund defendants are certain rules regarding purchasing investments in the funds including limitations on trading the funds and disclosures on how the funds are priced.

28. Mutual funds are priced based on the net value of the assets included in the funds (the net asset value or "NAV"). Under the so-called forward pricing rule, purchases or sales in the mutual funds at issue herein are priced at the next NAV calculated after an order is received. With respect to the funds at issue herein, the mutual fund defendants calculate NAVs once per day at 4 PM Eastern Time. Thus, while the value of the assets included in the NAV may increase or decrease during the trading day, a decision to purchase or sell received before 4 PM should be priced at the NAV calculated on the day of the trade while trades received after 4 PM should instead be priced at the next-day net asset value.

29. Sometimes a short-term discrepancy between the expected current price of a security and the stale value of that security used in the NAV occurs. International funds are vulnerable to this stale pricing due to differences between time zones. Periodically, events that could reasonably be expected to impact the value of a security or an entire market occur after a security has been priced in a foreign market. Examples of events might be a major political announcement or resignations of employees critical to the operation of a company. In these circumstances, the closing mutual fund price(s) may not fully reflect the expected current value(s) of the affected security(ies); these prices are sometimes referred to as 'stale' prices.

30. When stale pricing exists, a sophisticated purchaser can take advantage of the stale price by purchasing the funds when the stale price is less than the expected NAV and then selling the funds after the price rises to take into account the new information.

"Market timing" refers to the practice of short term buying and selling of mutual fund shares in order to exploit these inefficiencies in mutual fund pricing.

31. The profits made by the market timer come at the expense of the long-term investors. Market timing can dilute the value of mutual fund shares to the extent that a timer is permitted to buy and sell shares rapidly and repeatedly to take advantage of arbitrage opportunities. In addition, market timing raises transaction costs for the fund as managers incur expenses buying and selling sufficient quantities of the underlying fund assets to satisfy the increased volume caused by the short-term trading. Market timing can create the need for the fund to keep additional cash to cover redemptions and result in increased custody, trading, and transaction costs.

32. Consequently, mutual fund managers often maintain policies and procedures to detect and prevent timing, such as limiting the number of trades, imposing early redemption fees or exercising discretion to cancel timers' purchases. Prospectuses for mutual funds contain these restrictions and often contain representations that the fund seeks to deter timers. These representations are designed to reassure mutual fund customers that their investments in the funds and returns therefrom will not be diluted by short-term traders.

33. As is set forth in greater detail below, restrictions on market timing were not uniformly applied by the fund defendants. Certain select consumers were permitted to engage in market timing in violation of the prospectus restrictions in exchange for agreements by the select consumers to purchase other investment products and services offered by the defendants. These activities increased the ultimate costs of the investment services purchased by the ordinary consumers and increased the profits of the market

timers and fund defendants. The ordinary consumers were not told that the fund defendants' promises that market timing restrictions would be enforced were being regularly broken for select consumers who would provide the fund defendants with additional income earning opportunities as the quid pro quo for allowing market timing.

34. In addition to the quid pro quo arrangements allowing market timing by the fund defendants, certain of the fund defendants improperly failed to enforce the prospectus restrictions on market timing.

35. In addition to market timing, some of the fund defendants permitted certain consumers to engage in the practice of "late trading." Late trading as used herein refers to the practice of accepting an order to purchase or sell a mutual fund after 4:00 PM while using the 4:00 PM NAV for that day. Late traders purchase mutual fund shares after the supposed 4 PM close of the market based on news released after the market closes or on the direction the futures markets indicate the next day's open will take resulting in a virtually guaranteed profit.

36. As was the case with market timing, late trading was allowed by the fund defendants in exchange for quid quo pro arrangements with some of the fund defendants and others. The short-term trading conducted by the market timers was not disclosed to the long-term consumers and harmed them in the same manner as market timing.

37. The Mutual Fund defendants owe a fiduciary duty to their mutual fund advisory clients — a duty of utmost good faith and full and fair disclosure of all material facts and material conflicts of interest. This fiduciary duty required the Mutual Fund Defendants to act for the benefit of their mutual fund clients and not to use their clients' assets to benefit themselves and select others.

38. The purchaser defendants received large profits from the illegal activities and their agreements with the fund and broker defendants constituted conspiracy, aiding and abetting, and/or joint venture agreements.

39. The mutual funds in which market timing and/or later trading was permitted were marketed or sold in this State.

AIM Funds

40. The prospectuses for many of the mutual funds sold by AIM contained restrictions on Market Timing and representations that the fund managers sought to deter Market Timing. From at least 2001 through 2004, the prospectuses for AIM Funds indicated to the public that shareholders were limited to 10 exchanges per calendar year:

> You are limited to a maximum of 10 exchanges per calendar year, because excessive short-term trading or market timing activity can hurt fund performance. If you exceed that limit, or if an AIM Fund or the distributor determines, in its sole discretion, that your short-term trading is excessive or that you are engaging in market timing activity, it may reject any additional exchange orders. An exchange is the movement out of (redemption) one AIM Fund and into (purchase) another AIM Fund.

In spite of these restrictions on Market Timing, certain select large investors were exempted from the AIM Market Timing restrictions. These exceptions, which were contrary to the statements in the prospectuses for the AIM funds were not disclosed to other investors or the independent members of the boards of the funds.

41. Some of the traders who were allowed to violate the AIM Market Timing Rules had special arrangements with AIM whereby the trader would be allowed Market Timing "capacity" in exchange for a commitment to maintain funds in other AIM funds. Officers of Respondents were aware of these agreements and referred to the sums committed to other funds as "sticky assets." During the relevant time period, there were

at least 10 of these arrangements with market timers. The arrangements led to market timers engaging in tens of millions of dollars in trades made in violation of the prospectus limitations.

42. In addition to the sticky asset agreements, AIM also allowed other persons known to it to engage in frequent market timing activity. In addition, while some market timers were given limits, Respondents did not even sufficiently enforce these limits and some of the market timers engaged in more exchanges than permitted by their market timing arrangements.

43. AIM profited from the timing arrangements through increased advisory fees earned as a result of the deposits in the timed funds and the fees earned from the deposits of sticky assets. These earnings were at the expense of the other shareholders of the effected funds who were unaware of the Respondents' actions.

Alger Funds

44. The prospectuses for many of the mutual funds sold by Alger contained restrictions on market timing and representations that the fund managers sought to deter market timing. For example, the prospectus for one family of funds within the Alger complex (the "Alger Fund"), indicated that investors could make only six exchanges, or trades, of mutual funds per year.

45. Senior Alger executives oversaw the creation of "timing police" who were employees tasked with the identification of investors engaging in market timing in funds in which the prospectuses barred such conduct. When the Alger timing police discovered market timing activity, they were supposed to require the investors to redeem their shares of Alger mutual funds.

46. In spite of these restrictions on market timing, certain investors were exempted from the Alger market timing restrictions. Alger developed a policy to allow investors to engage in otherwise prohibited market timing who agreed to commit assets to certain Alger Management mutual funds on a buy and hold basis. This practice is also known as "sticky assets" or "sticky funds." Senior Alger officers personally oversaw the practice whereby those seeking to be allocated market timing capacity in Alger mutual funds were required to commit 20 percent of their total investment in "sticky assets."

47. Allocation of timing capacity was pervasive. By 2003, over $200,000,000.00 were placed in Alger mutual funds for the purpose of market timing.

48. The Alger Defendants knew that the Alger mutual fund prospectuses did not disclose that Alger permitted select investors to engage in market timing in violation of the restrictions imposed on all other investors. The Alger Defendants also understood that the Alger mutual fund prospectuses did not disclose that Alger required investors seeking to time Alger funds to maintain buy and hold positions in other mutual funds managed by Alger Management. The Alger Defendants further understood that Alger Management did not disclose that it treated investors differently based on whether they had entered into timing agreements in exchange for buy and hold positions. Finally, the Alger Defendants knew that allowing investors to engage in market timing of Alger mutual funds harmed other shareholders in the funds subject to market timing.

49. Alger and those customers allowed to engage in market timing profited from the practices at the expense of the other purchasers of Alger mutual funds who were deceived into believing that Alger consistently applied its trading rules.

Alliance

50. The prospectuses for many of the mutual funds sold by Alliance contained restrictions on market timing and representations that the fund managers sought to deter market timing. For example, with respect to the purchase and sale of shares of the mutual funds, the Alliance prospectuses stated: "A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when there appears to be evidence of a pattern of frequent purchases and sales made in response to short-term considerations." In addition, the prospectuses for each of the Alliance mutual funds stated: "You should consider an investment in the Fund as a long-term investment."

51. Alliance incorporated these provisions because it was aware that market timing was detrimental to the interests of the long-term purchasers. For example, Alliance explained that restrictions on market timing were due to the need to reduce risk to long-term shareholders: "Alliance goes to great lengths to minimize excessive exchange activity/market timing. This type of activity exposes both our funds and our funds' shareholders to unnecessary financial risk."

52. Because of this Alliance set up systems to discover Market Timers and stop the harmful trading. When it discovered Market Timers, Alliance would cancel the trade and notify the timers that restrictions on timing were necessary because "short-term trading is detrimental to the mutual fund."

53. The restrictions on market timing were not uniformly enforced at Alliance. Indeed, once Alliance discovered that it could profit from some Market Timers, it even hired a "Market Timing Supervisor" to administer the interactions between Alliance and timers.

54. Alliance made several agreements with Daniel Calugar, owner of Security Brokerage in Las Vegas, Nevada. Calugar's timing capacity, peaked at $220 million in certain Alliance mutual funds in exchange for Calugar's agreement to invest in hedge funds run by some of the same portfolio managers overseeing the Alliance mutual funds.

55. For example, Alliance Capital granted Calugar $150 million timing capacity -- the right to make multiple roundtrip trades up to $150 million each -- in the AllianceBernstein Technology Fund in return for a $30 million investment in a hedge fund managed by the same portfolio managers.

56. Calugar received extensive benefits from this agreement. From 2001 to 2003, Calugar made over $60 million in profits from timing Alliance mutual funds. The Alliance funds, on the other hand, decreased in value due to market timing.

57. Alliance also granted timing capacity to a group of entities affiliated with Canary Investment Management, LLC and controlled by Edward J. Stern (hereinafter collectively "Canary"). By July 2003, Canary had over $110 million in timing assets in Alliance funds. Canary obtained this timing capacity in exchange for investing in Alliance hedge funds, other Alliance mutual funds, and Alliance private capital management accounts from which Alliance Capital earned fees.

58. Alliance also shared confidential information with Canary regarding the specific securities and their weighted value owned by Alliance mutual funds. Alliance Capital did not disclose this information to the public except at certain specified times during the year. On a number of occasions, however, this information was released to Canary in contravention of Alliance's confidentiality policies. Canary used this information to profit from market timing during falling markets.

59. The Alliance timing arrangements were not limited to Calugar and Canary. Alliance also negotiated timing capacity with over 17 brokers. The arrangements with the brokers were made through arrangements between the Alliance Market Timing Supervisor and the brokers. The Market Timing Supervisor required approved timers to invest an amount typically equal to 10 percent of the timing assets into other investments managed by Alliance. These arrangements were promoted by Alliance by paying commissions to its broker wholesalers on the sticky assets received in exchange for timing capacity.

One Group Mutual Funds

60. One Group Mutual Fund prospectuses restricted exchange activity in all One Group funds. One Group reserved the right to reject any exchange request if One Group reasonably believed that the exchange would adversely affect shareholders. The One Group Mutual Fund specifically limited the movement of any investment between funds to "two substantive exchange redemptions within 30 days of each other." With respect to its international funds, in November 2001, One Group began imposing a 2% early redemption fee for any international fund redemption made within 90 days of purchase.

61. In spite of these restrictions One Group Mutual Fund allowed certain investors to avoid these restrictions. One market timer was permitted over 100 exchange transactions between funds in violation of the prospectus restrictions netting an almost $1.25 million profit at the expense of the other fund shareholders.

62. One Group Mutual Fund also allowed Stern to engage in market timing in exchange for Stern borrowing $15 million from Bank One and placing the proceeds and

$15 million of Stern's funds in certain One Group Mutual Fund accounts. Stern engaged in a substantial volume of market timing trades without paying over $4 million in redemption fees required by the prospectuses.

63. Other large investors were also permitted to trade without paying the required redemption fees.

64. One Group Mutual Fund also provided confidential portfolio information to certain large investors including Stern.

Columbia Funds

65. During the relevant period, Columbia Advisors made representations to investors in the fund prospectuses that the funds did not permit market timing or other short-term or excessive trading because of its harmful effect on the funds. In addition, the prospectuses provided that the funds involved would allow no more than three or four exchanges per fund per year. These statements in the prospectuses were issued to clients and potential clients by both Columbia Advisors and Columbia Distributor.

66. In spite of these restrictions, Columbia Distributor secretly entered into arrangements with at least nine companies and individuals, allowing them to engage in frequent short-term trading in at least seven Columbia Funds, including international funds and a fund aimed at young investors. Columbia Management Advisors knew and approved of all but one of the short-term trading arrangements, and it allowed the arrangements to continue despite knowing such trading could be detrimental to long-term shareholders in the funds. These arrangements increased the advisory fees earned by Columbia Advisors and the compensation paid to Columbia Distributor.

67. The defendants entered into and/or approved these arrangements despite the fact that they knew or suspected that these investors were engaged in "market timing." After entering into these arrangements, the nine companies and individuals engaged in frequent short-term or excessive trading in at least sixteen different Columbia Funds.

68. Further, in connection with certain of the arrangements, Columbia Distributor insisted upon receiving so-called "sticky assets" - long-term investments that were to remain in place in return for allowing the investors to actively trade in the funds. In some cases, Columbia Distributor required investors who wanted to engage in frequent short-term trading in certain Columbia Funds to place long-term assets in other Columbia Funds. Such arrangements benefited Columbia Advisors and Columbia Distributor, but posed risks for investors in the funds in which short-term trading was allowed.

69. Throughout the relevant period, these defendants never disclosed to the long-term shareholders of the Columbia Funds or to the independent trustees of the Columbia Funds the special arrangements they made with these short-term or excessive traders and the potential harm these arrangements posed to the relevant Columbia Funds. The Defendants also did not disclose the resulting conflicts of interest these arrangements created between Columbia Advisors and its clients. Nor did these defendants disclose the conflicts of interest created by the disparate treatment of investors in the same fund, which was a result of these arrangements (i.e., while investors with special arrangements were allowed to engage in frequent trading, those without such arrangements were not).

Franklin Templeton

70. During all relevant times herein, Franklin Templeton fund prospectuses have contained language restricting market timing activity. The prospectuses state to the

effect that a shareholder who engages in more than two round-trips (a purchase into a fund followed by sale out of the fund) in a calendar quarter "will be" considered a market timer, or "may be" considered a market timer. Prospectuses have also indicated that shareholders who buy or sell in amounts equal to at least $5 million, or more than 1% of the fund's net assets, "may be" or "will be" considered market timers. Some fund prospectuses absolutely prohibited investments by market timers, while others have said the fund "may" reject market timers.

71. In August 2001, Franklin gave a known market timer permission to time a mutual fund that flatly prohibited market timers. At about the same time, the market timer invested $10 million in a new Franklin Templeton hedge fund.

72. In August 2001, the timer wrote emails to the subsidiary employee asking for permission to conduct up to twelve round-trips per quarter of up to $45 million each in a Franklin Templeton mutual fund for which Franklin served as investment adviser. The timer stated that in return for the trading privileges he sought, he would invest $10 million in the hedge fund.

73. The prospectus for the mutual fund stated that the fund did "not allow investments by Market Timers" and Franklin knew that the timer was a market timer. Nonetheless, Franklin granted the timer's request to trade in the mutual fund. The subsidiary employee struck an arrangement with the timer under which the timer's investment in the hedge fund was linked to his being able to conduct the round-trips in the mutual fund.

74. In early September 2001, the timer put $10 million in the hedge fund, becoming its first investor. From mid-September through late October, the timer made three round-trips of roughly $20 million in the mutual fund.

75. In addition, brokers selling Franklin Templeton shares placed almost $90 million in market timing trades that violated the Franklin Templeton prospectuses.

Invesco Funds

76. The prospectuses for many of the mutual funds sold by IFG contained restrictions on Market Timing and representations that the fund managers sought to deter Market Timing. For example, from 1997 through late 2003, the prospectuses for the IFG funds indicated to the public that shareholders would be limited to "four exchanges out of each fund per twelve-month period. The prospectuses further noted that "[e]ach Fund reserves the right to reject any exchange request, or to modify or terminate the exchange policy, if it is in the best interests of the Fund."

77. In spite of these restrictions on Market Timing, certain select large investors were exempted from the IFG Market Timing restrictions. These exceptions, which were contrary to the statements in the prospectuses for the IFG funds were not disclosed to other investors or the independent members of the boards of the funds.

78. From mid-2001 through late 2003, IFG allowed more than sixty separate broker dealers, hedge funds, and investment advisors to trade in violation of the IFG's stated restrictions on Market Timing. These traders engaged in frequent trading designed to implement Market Timing strategies in over nine different IFG mutual funds. The secret market timers selected by the Respondents who were permitted to make frequent

trades made Market Timing trades worth hundreds of millions of dollars in IFG mutual funds.

79. Some of the traders who were allowed to violate the IFG Market Timing Rules had special arrangements with IFG whereby the trader would be allowed Market Timing "capacity" in exchange for a commitment to maintain funds in other IFG funds. Invesco referred to those specific instances where it had a specific agreement with a market timer as "Special Situations" and the sums committed to other funds as "sticky money." Pursuant to IFG policy, no written records were kept of the details of the Special Situation arrangements.

80. In addition to the Special Situation agreements, IFG also allowed other persons known to it to engage in frequent market timing activity which did not involve specific agreements. Finally, in addition to the explicit arrangements, IFG failed to police its funds by keeping track of the number of exchanges made by investors with less than $100,000 in funds allowing a number of these smaller investors to engage in prohibited Market Timing.

81. Over the course of the period between 2001 and late 2003, IFG became aware of the fact that various IFG funds were being harmed by Market Timing as fund managers complained about the disruptive consequences of the Market Timing traders.

Janus

82. By 2001, Janus and the Janus funds had adopted limits on trading that sought to prevent market timing due the adverse impact that market timing has on the funds. During the relevant time periods the prospectuses for these funds stated that Janus did not permit frequent trading or market timing in these funds. The prospectuses also

stated that frequent trading in the funds could disrupt portfolio investment strategies and increase fund expenses for all fund shareholders, and stated that the funds were not intended for market timing or excessive trading. Between November 2001 and September 2003, Janus provided these prospectuses to shareholders and prospective shareholders in the funds.

83. Between November 2001 and September 2003, Janus entered into or maintained agreements with 12 Market Timers that allowed those entities to "market time" mutual funds for which Janus was the investment adviser. These agreements permitted the Market Timers to trade far more frequently than other shareholders. Some of the market timers were permitted to make frequent trades of up to tens of millions of dollars each in the mutual funds.

84. Certain Janus funds in which Market Timers engaged in frequent trading assessed redemption fees. These redemption fees were adopted to offset brokerage commissions and other costs associated with changes in the mutual funds' asset level and cash flow due to short-term trading. A single such fund assessed redemption fees for the entire time period from November 2001 through August 2003. Other such funds assessed redemption fees beginning in March or June 2003. As part of its agreements with the Market Timers, Janus waived redemption fees for their trading in these funds.

85. In connection with some of its market timing agreements, Janus required the approved Market Timer to maintain, or "park," "sticky assets" in Janus mutual funds that were not being timed. In other instances, Janus understood that the total amount of a Market Timer's investments in Janus mutual funds would be substantially greater than the daily trade limits set by Janus for that Market Timer.

86. In addition to the management fees it received from assets being timed by the Market Timers, Janus received additional management fees from the non-timed assets that the Market Timers parked in Janus funds.

87. Most of the market timing under the timing agreements occurred within seven Janus funds. Collectively, the timing activity by the Market Timers caused a substantial amount in dilution to the affected Janus mutual funds and thereby harmed the long-term shareholders of the funds.

88. Between November 2001 and September 2003, Janus's single largest timer was permitted to time at least seven Janus funds, making more than 500 trades that included total purchases of more than $2.5 billion dollars. By the Summer of 2003, the Largest Timer had as much as $263,000,000 invested in Janus funds at any given time. Janus did not assess applicable redemption fees against the Largest Timer for its short-term trading activity.

89. In an effort to effectuate the prohibition on market timing set forth in the funds' prospectuses, Janus regularly monitored and policed market timing and frequent trading in the funds and took steps, in certain circumstances, to stop such trading when it was identified, including barring shareholders from the funds. At the same time it was policing market timing and frequent trading, and prohibiting other shareholders from engaging in it, Janus allowed the Market Timers to engage in these practices.

90. In the Fall of 2002, as part of Janus's efforts to combat market timing in Janus mutual funds, Janus's then Chief Executive Officer commissioned an internal study to examine the market timing problem and make recommendations to address the problem. At the conclusion of this study, a report was prepared that highlighted the

adverse impacts associated with market timing in mutual funds, identified the fact that Janus had approved market timing agreements, and recommended that these agreements be terminated. Nevertheless, JCM did not terminate its approved market timing relationships at this time and continued to enter into agreements with Market Timers until July 2003.

MFS

91. During the relevant time period, the prospectuses of MFS Retail Funds had restrictions on and discouraged market timing. For example, the in April 2002, the prospectus disclosures for the MFS Retail Funds contained the this statement:

> The MFS Funds do not permit market timing or other excessive trading practices that may disrupt portfolio management strategies and harm fund performance. As noted above, the MFS Funds reserve the right to reject or restrict any purchase order (including exchanges) from any investor. The MFS funds will exercise these rights, including rejecting or canceling purchase and exchange orders, delaying for up to two business days the processing of exchange requests, and restricting the availability of purchases and exchanges through telephone requests, facsimile transmissions, automated telephone services, internet services or any electronic transfer service, if an investors trading, in the judgment of MFS Funds, has been or may be disruptive to a fund. In making this judgment, the MFS Funds may consider trading done in multiple accounts under common ownership or control.

92. The MFS prospectus disclosures described above were deceptive and misleading because MFS policies allowed extensive market timing in MFS Funds from at through late-2003.

93. These policies led to widespread market timing in MFS Funds. MFS's own internal estimates reported that MFS market timers held approximately $2 billion in assets in May, 2003 which represented 5 percent of all MFS fund assets.

94. In addition to permitting market timing, MFS directed recognized market timers into its funds. MFS routinely provided certain broker-dealers with its internal policy allowing market timing in its funds, and routinely directed known market timers to its funds.

95. In addition to market timing, extensive illegal late trading was also allowed in MFS funds. MFS failed to detect and/or stop the late trading in its funds that was being conducted by many of the market timers and others.

96. The pervasive and extensive market timing and late trading in the MFS funds caused extensive damage and disruption to the funds. Over the relevant time period numerous MFS employees reported to management regarding the damages caused by the late trading and market timing. Their warnings and cautions were, however ignored.

97. MFS profited from allowing market timing and later trading. MFS' fees are based on a percentage of assets under management. Because MFS allowed market timing and late trading, MFS assets were greater than they would otherwise have been had MFS followed the policies stated in the MFS prospectus disclosures. These additional assets generated millions of dollars in additional fees to MFS.

Pilgrim Baxter

98. During the relevant time period, all PBHG fund prospectuses disclosed that investors would be permitted to make no more than four exchanges per year into the PBHG Cash Reserves Fund from any other PBHG fund. The prospectuses did not disclose any exception to this policy for any investor or investors.

99. PBA recognized the fact that the four-exchange limitation was in the best interests of long-term shareholders. PBA internal documents reflect that PBA recognized the negative impact associated with excessive short-term trading, or market timing, on a portfolio manager's ability to effectively manage the assets of their funds.

100. Nevertheless, more than two-dozen PBHG Funds accountholders conducted short-term trading of the PBHG Funds through the PBHG Cash Reserve Fund that was far in excess of the disclosed limitation of four exchanges per year.

101. In July 2001 PBA, took some steps to limit such trading. At its peak, approximately 28 PBHG Funds accountholders exceeded the four-exchange policy, and their accounts contained total assets of approximately $600 million.

102. In July 2001, PBA determined to take action against market timers, and suspended the trading of all market timers except those related to two identified entities, namely the hedge fund family in which Gary Pilgrim, the founder of PBA, invested, and the Wall Street Discount Corporation, a New York brokerage who employed a friend of Baxter, another PBA principal. In August of 2001, timing assets of these two timers comprised more than 60% of the PBHG Funds' known timer assets. Over the next few months these entities increased their timing so that elimination of most of the timers from the PBHG Funds did not eliminate most of the timing activity.

103. PBA also provided Wall Street Discount confidential PBHG portfolio information to Wall Street Discount customers who used the portfolio information to market time the PBHG funds and to exercise hedging strategies through other financial and brokerage institutions.

PIMCO

104. The prospectuses for many of the mutual funds sold by Respondents contained restrictions on Market Timing and representations that the fund managers sought to deter Market Timing. During the relevant time periods, the prospectus for the PIMCO Funds contained provisions identical or substantially identical to the following:

> The Trust reserves the right to refuse exchange purchases, if, in the judgment of PIMCO Advisors, the purchase would adversely affect a Fund and its shareholders. In particular, a pattern of exchanges characteristic of "market-timing" strategies may be deemed by PIMCO Advisors to be detrimental to the Trust or a particular Fund. Currently, the Trust limits the number of "round trip" exchanges an investor may make. An investor makes a "round trip" exchange when the investor purchases shares of a particular Fund, subsequently exchanges those shares for shares of a different PIMCO Fund and then exchanges back into the originally purchased Fund. The Trust has the right to refuse any exchange for any investor who completes (by making the exchange back into the shares of the originally purchased Fund) more than six round trip exchanges in any twelve-month period. Although the Trust has no current intention of terminating or modifying the exchange privilege other than as set forth in the preceding sentence, it reserves the right to do so at any time.

105. In spite of these restrictions on Market Timing, certain select large investors were exempted from the PIMCO Market Timing restrictions. These exceptions, which were contrary to the statements in the prospectuses for the PIMCO Funds were not disclosed to other investors or the independent members of the boards of the funds.

106. From mid-2001 through late 2003, the Respondents allowed broker dealers, hedge funds, and investment advisors to trade in violation of the PIMCO Funds' stated restrictions on Market Timing. These traders engaged in frequent trading designed to implement Market Timing strategies in multiple PIMCO mutual funds. The secret market timers selected by PIMCO were permitted to make frequent trades in a number of the PIMCO Funds worth approximately one-hundred million dollars.

107. Some of the investors who were allowed to violate the Market Timing rules had special arrangements with PIMCO whereby the trader would be allowed Market Timing "capacity" in exchange for a commitment to maintain funds in other PIMCO funds. PIMCO officials referred to those sums committed to other funds as "sticky money."

108. In addition to the explicit arrangements, PIMCO failed to police its funds by keeping track of the number of exchanges made by other investors allowing a number of these investors to engage in prohibited Market Timing.

109. Over the course of the period between 2001 and late 2003, high level officials with PIMCO became aware of the fact that various of the Funds were being harmed by Market Timing as fund managers complained about the disruptive consequences of the Market Timing traders. Nevertheless, the market timing did not cease.

Strong Funds

110. Since at least 1998, the Strong entities have consistently and openly discouraged market timing of the Strong mutual funds. The Strong fund prospectuses state that the funds reserve the right to refuse trades for excessive trading, and several versions of the prospectuses defined excessive trading in detail. Moreover, SIS implemented procedures that detected and expelled numerous market timers from the Strong funds, and informed numerous fund shareholders and prospective fund shareholders, orally and in writing, that they could not frequently trade the funds and would be banned for engaging in such trading. The prospectus disclosures coupled with

the openly-enforced market timing policing procedures would lead a reasonable investor to believe that the Strong funds would not allow market timing.

111. SCM, through its wholly-owned transfer agent SIS, implemented procedures to monitor certain funds for market timing. The monitoring procedures employed by SIS differed depending on whether the trading occurred in the accounts of retail customers, i.e., investors who purchased shares directly from SIS, or in the accounts of intermediary customers, i.e., third-party intermediaries such as broker-dealers who have agreements in place to sell Strong funds. The timing police monitored four international funds on the retail side of the business and nine funds, including domestic and international, on the intermediary side. The market timing police would issue either an oral or written warning, or both. If the shareholder continued to frequently trade, SIS would undertake efforts to ban the shareholder from trading one or more of the Strong funds.

112. Notwithstanding these prohibitions, from December 2002 to May 2003, under a written agreement, Canary frequently traded four Strong funds, reaping gross profits of $2.7 million and net profits of $1.6 million. By allowing Canary to frequently trade, SCM expected that Canary would make additional investments with the Strong entities in non-mutual fund business. From 1998 through 2001 and in 2003, Strong frequently traded 10 Strong funds, including one over which he was the portfolio manager, making approximately 660 redemptions inconsistent with the limitations of the prospectus in the forty accounts that he controlled. As a result of his trading, Strong had gross profits of $4.1 million and net profits of $1.6 million.

113. To enable Canary's frequent trading, the Strong entities contravened several of their policies and procedures. First, SCM allowed Canary to make frequent trades despite the disclosures in the Growth Funds' prospectuses that market timing or excessive trading could be disruptive or detrimental to the funds. At the time Canary traded, these prospectuses contained the following disclosure: "We reserve the right to...[r]eject any purchase request for any reason, including exchanges from other Strong Funds. Generally, we do this if the purchase or exchange is disruptive to the efficient management of the Fund (due to the timing of the investment or an investor's history of excessive trading)." Further, the prospectuses denote several factors that the Funds will consider to identify "market timers": "shareholders who (1) have requested an exchange out of the Fund within 30 days of an earlier exchange request; (2) have exchanged shares out of the Fund more than twice in a calendar quarter; (3) have exchanged shares equal to at least $5 million or more than 1% of the Fund's net assets; or (4) otherwise seem to follow a timing pattern. Shares under common ownership or control are combined for purposes of these factors." The prospectuses neither stated nor suggested that the funds would make exceptions for large shareholders from whom Strong entities desired to obtain additional business. To accomplish this arrangement, Canary was also exempted from the Strong timing police.

114. SCM also provided Canary with the Growth Funds' portfolio holdings on seven occasions between November 2002 and June 2003. The dissemination of the portfolio holdings to Canary was contrary to its policy. According to SCM's policy, the portfolio holdings were only disseminated to fund shareholders via the semi-annual and annual reports filed with the Commission. Otherwise, SCM did not provide this

information to individual investors. Nevertheless, SCM employees provided Canary with the holdings.

115. In addition to Canary, others, including employees and officers were permitted to market time the Strong Funds.

Canary

116. Canary operated a mutual fund known as a hedge fund. A hedge fund is a mutual fund that aims to return a specific rate or return regardless of the market conditions. During the relevant time periods set forth herein, Canary achieved its returns through illegal timing and late trading strategies with the fund defendants set forth herein and with other unknown defendants.

117. Canary's market timing and late trading was accomplished through arrangements with the mutual funds that allowed the illegal conduct or by taking advantage of funds who were not enforcing their prohibitions against market timing or late trading.

Security

118. Security and Calugar, trading through Security Brokerage, engaged in a scheme involving market timing and late trading of various mutual funds using investments totaling between $400-$500 million. Most of Calugar's market timing trades were through Alliance and MFS.

119. Security's market timing and late trading was accomplished through arrangements with the mutual funds that allowed the illegal conduct or by taking advantage of funds who were not enforcing their prohibitions against market timing or late trading.

Veras

120. Veras operated a mutual fund known as a hedge fund. During the relevant time periods set forth herein, Veras achieved its returns through illegal timing and late trading strategies with the fund defendants set forth herein and with other unknown defendants.

121. Veras market timing and late trading was accomplished through arrangements with the mutual funds that allowed the illegal conduct or by taking advantage of funds who were not enforcing their prohibitions against market timing or late trading.

122. The content of this statement of facts is illustrative of the conduct of defendants and does not exhaustively detail it.

123. The contents of this statement of facts are incorporated into each and every count for relief set forth below.

IV. CLAIMS

COUNT I
(Unfair Methods of Competition and Unfair or Deceptive Acts or Practices)

124. The Act makes unfair methods of competition and unfair or deceptive acts or practices in the conduct of any trade or commerce unlawful. W.Va. Code § 46A-6-104.

125. The conduct of the defendants as set forth herein constitutes the use of unfair methods of competition and unfair or deceptive acts or practices in the conduct of trade or commerce all of which constitute violations of this provision.

126. The defendants' violations of the Act are numerous. Each transaction with a market timer and/or late trader constitutes a violation. Furthermore, each billing

statement, prospectus, or advertisement, sent to a customer or prospective customer which did not disclose the true facts as set forth above constitutes a separate violation. Each billing statement, prospectus, advertisement, or other communication sent to a customer or prospective customer which alleged that the defendants maintained a policy or policies to deter, restrain, or halt the type of conduct as set forth above constitutes a separate violation.

127. The defendants have engaged in a course of repeated and willful violations of the Act as set forth herein justifying the assessment of a civil penalty of $5,000.00 for each violation of the Act as authorized by W.Va. Code § 46A-7-111(2).

COUNT II
(Quo Warranto)

128. The actions of the defendants set forth herein constitute a misuse or nonuse of their privileges and franchises, and/or the exercise of privileges or franchises not conferred upon it by law, and/or the issuance of a a certificate of incorporation obtained by them for a fraudulent purpose, or for a purpose not authorized by law.

129. Pursuant to the provisions of West Virginia Code §§ 53-2-1, the Attorney General prays that the Court award him the writ of *quo warranto* declaring that the defendants' actions as set forth herein are improper.

V. PRAYER

WHEREFORE, the Attorney General respectfully prays that it be granted relief against defendants as follows:

(a) That the Court enter a temporary order as authorized by W.Va. Code § 46A-7-110 enjoining defendants from committing further violations of the Act.

(b) That the Court enter a final order against defendants finding that they have violated the Act as set forth herein and permanently enjoining them from any further violations of the Act.

(c) That the Court enter a final order finding that defendants have engaged in a course of repeated and willful violations of the Act and assessing a civil penalty of $5,000.00 for each violation of the Act as authorized by W.Va. Code § 46A-7-111(2).

(d) That the Court enter a final order requiring defendants to pay to the Attorney General and its attorneys reasonable attorney fees and costs expended in connection with the investigation and litigation of this case.

(e) That the Court issue the writ of *quo warranto* against the defendants for their improper actions.

(f) That the Court enter an order awarding the State prejudgment interest, post judgment interest, and all other relief determined by the Court to be just.

DARREL V. MCGRAW, JR.
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA

By Counsel



Frances A. Hughes, WV Bar No. 1816
Chief Deputy Attorney General
Office of the Attorney General
State of West Virginia
Charleston, WV 25305
(304) 558-2021

Anthony J. Majestro (WV State Bar # 5165)
Special Assistant Attorney General
Powell & Majestro, P.L.L.C.
405 Capitol Street, Suite P-1200
Charleston, West Virginia 25301
(304) 346-2889

James C. Peterson, Esquire
Special Assistant Attorney General
WV State Bar No. 2880
Hill, Peterson, Carper, Bee & Deitzler, PLLC
NorthGate Business Park
500 Tracy Way
Charleston, West Virginia 25305
(304) 345-5667

Troy N. Giatras (WV State Bar # 5602)
Special Assistant Attorney General
Giatras & Webb
8 Capitol Street, Suite 800
Charleston, West Virginia 25301
(304) 343-2900

MEMORANDUM TO CLERK
FOR INSTITUTING CIVIL ACTION

To the Clerk of the Circuit
Court of Marshall County, West Virginia

CIVIL ACTION NO: ____________

DARRELL V. MCGRAW, JR.,
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA,

Plaintiff,

vs.

	Days to Answer	Type of Service
All defendants listed below:	**30**	**Secretary of State**

AIM ADVISORS, INC., and
AIM DISTRIBUTORS, INC.,

INVESCO FUNDS GROUP, INC.,

FRED ALGER MANAGEMENT INC.,
FRED ALGER & COMPANY, INC.,

ALLIANCE CAPITAL MANAGEMENT, L.P.,
ALLIANCE CAPITAL MANAGEMENT HOLDING L.P.,

JP MORGAN INVESTMENT ADVISORS INC.,
f/k/a BANC ONE INVESTMENT ADVISORS
CORPORATION,
JP MORGAN CHASE & CO.,

COLUMBIA MANAGEMENT ADVISORS, INC.,
COLUMBIA FUNDS DISTRIBUTOR, INC.

FRANKLIN ADVISERS, INC.,
FRANKLIN RESOURCES, INC.,

JANUS CAPITAL GROUP INC.,
JANUS CAPITAL MANAGEMENT LLC,

PILGRIM BAXTER &
ASSOCIATES, LTD.,

PA FUND MANAGEMENT LLC, f/k/a PIMCO
Advisors Fund Management LLC, PEA CAPITAL LLC,
f/k/a PIMCO Equity Advisors LLC, PA DISTRIBUTORS LLC,
f/k/a PIMCO Advisors Distributors LLC,

STRONG CAPITAL MANAGEMENT, INC.,
STRONG INVESTOR SERVICES, INC.,
STRONG INVESTMENTS, INC.,

CANARY CAPITAL PARTNERS LLC,
CANARY INVESTMENT MANAGEMENT, LLC,
CANARY CAPITAL PARTNERS, LTD.,
EDWARD STERN,

SECURITY BROKERAGE INC.,
DANIEL CALUGAR

VERAS INVESTMENT PARTNERS, LLC,
JAMES MCBRIDE,
KEVIN LARSEN,

JOHN DOE CORPORATIONS 1 THROUGH 1000 and JOHN DOE INVESTORS 1 THROUGH 1000,
Defendants.

Anthony J. Majestro
West Virginia Bar No. 5165
Powell & Majestro, PLLC
405 Capitol Street, Suite P-1200
Charleston, WV 25301
(304) 346-2889
(304) 346-2895 (fax)

Counsel for Plaintiff

April 11, 2005

PLAINTIFF: **DARRELL V. MCGRAW, JR., ATTORNEY GENERAL OF THE STATE OF WEST VIRGINIA,**

CASE NUMBER: ________________

DEFENDANTS:

See list on Page 1.

II. TYPE OF CASE:

TORTS	OTHER CIVIL	
( ) Asbestos	( ) Adoption	( ) Appeal from Magistrate Court
( ) Professional Malpractice	( ) Contract	( ) Petition for Modification of Magistrate Sentence
( ) Personal Injury	( ) Real Property	( ) Miscellaneous Civil
( ) Product Liability	( ) Mental Health	(X) Other: Consumer Protection
( ) Other Tort	( ) Appeal of Admin. Agency	

III. JURY DEMAND: () Yes (x) No
CASE WILL BE READY FOR TRIAL BY: April, 2005

IV. DO YOU OR ANY OF YOUR CLIENTS OR WITNESSES IN THIS CASE REQUIRE SPECIAL ACCOMMODATIONS DUE TO A DISABILITY OR AGE?
( ) YES (X) NO

Attorney Name: Anthony J. Majestro
WV Bar No. 5165

Representing:

Firm: Powell & Majestro, PLLC.
405 Capitol Street
Suite P-1200
Charleston, WV 25301
(304) 346-2889

(X) Plaintiff

Dated: April 11, 2005



(Signature)


SEC MAIL
RECEIVED
PROCESSING
JUN 13 2005
WASH

IN THE CIRCUIT COURT OF MARSHALL COUNTY, WEST VIRGINIA

DARRELL V. MCGRAW, JR.,
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA

Plaintiff,

v.

AIM ADVISORS, INC., et al.,

Defendants.

Case Action No. 05-C-81
(Judge Madden)

NOTICE OF FILING NOTICE OF REMOVAL OF ACTION

TO THE CLERK OF THIS COURT AND TO PLAINTIFF AND ITS ATTORNEY OF RECORD:

PLEASE TAKE NOTICE THAT a Notice of Removal of this action was filed in the United States District Court for the Northern District of West Virginia on May 31, 2005. A true and correct copy of the Notice of Removal of Action is attached as "Exhibit A" to this notice and is fully incorporated herein by this reference.

Date: May 31, 2005

JANUS CAPITAL GROUP INC., JANUS CAPITAL MANAGEMENT LLC, and LIBERTY RIDGE CAPITAL f/k/a PILGRIM BAXTER & ASSOCIATES LTD.

Defendants,

By Counsel:

Rebecca A. Betts (W.Va. State Bar No. 0329)
James S. Arnold (W. Va. State Bar No. 0162)
Ann M. Oxenham (W. Va. State Bar No. 9600)
ALLEN GUTHRIE McHUGH & THOMAS, PLLC
500 Lee Street, E., Suite 800
P. O. Box 3394
Charleston, WV 25333-3394
(304) 720-7250

CERTIFICATE OF SERVICE

I, Rebecca A. Betts, counsel for Janus Capital Group, Inc., Janus Capital Management LLC, Liberty Ridge Capital f/k/a Pilgrim Baxter & Associates and do hereby certify that service of the "Notice of Filing 'Notice of Removal of Action'" has been made upon counsel of record by depositing a true copy thereof in the United States Mail, postage prepaid, on this 31st day of May, 2005, addressed as follows:

Anthony J. Majestro
Special Assistant Attorney General
POWELL & MAJESTRO, P.L.L.C.
405 Capitol Street, Suite P-1200
Charleston, WV 25301
Counsel for Plaintiffs

Frances A. Hughes
Chief Deputy Attorney General
Office of the Attorney General
State of West Virginia
Charleston, WV 25305
Counsel for Plaintiffs

James C. Peterson, Esquire
Special Assistant Attorney General
HILL, PETERSON, CARPER, BEE & DEITZLER, PLLC
NorthGate Business Park
500 Tracy Way
Charleston, WV 25305
Counsel for Plaintiffs

Troy N. Giatras
Special Assistant Attorney General
GIATRAS & WEBB
8 Capitol Street, Suite 800
Charleston, WV 25301
Counsel for Plaintiffs

Bruce M. Jacobs
SPILMAN THOMAS & BATTLE, PLLC
300 Kanawha Boulevard, East
P. O. Box 273
Charleston, WV 25321-0273
Counsel for Aim Advisors, Inc. and Aim Distributors, Inc., INVESCO Funds Group, Inc.

Stephen P. Goodwin
GOODWIN & GOODWIN, LLP
300 Summers Street, Suite 1500
Charleston, WV 25301
Counsel for Fred Alger Management, Inc., Fred Alger & Company, Inc.

William J. Cooper
Erica M. Baumgras
FLAHERTY, SENSABAUGH & BONASSO, PLLC
200 Capitol Street
P. O. Box 3843
Charleston, WV 25338-3843
Counsel for Alliance Capital Management L.P., Alliance Capital Management Holding L.P.

Charles L. Woody
SPILMAN THOMAS & BATTLE, PLLC
300 Kanawha Boulevard, East
P. O. Box 273
Charleston, WV 25321-0273
Counsel for JP Morgan Investment Advisors Inc. f/k/a Banc One Investment Advisors Corporation, JP Morgan Chase & Co.

Thomas N. McJunkin
Charles D. Dunbar
JACKSON KELLY, PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
Counsel for Franklin Advisers, Inc., Franklin Resources, Inc.

David S. Frankel
KRAMER LEVIN NAFTALIS & FRANKEL, LLP
1177 Avenue of the Americas
New York, NY 10036
Counsel for Canary Capital Partners, LLC, Canary Investment Managements, LLC, Canary Capital Partners, Ltd., Edward Stern

John H. Tinney
John H. Tinney, Jr.
Kimberley R. Fields
THE TINNEY LAW FIRM, PLLC
707 Virginia Street, East, 14th Floor
P. O. Box 3752
Charleston, WV 25337-3752
Counsel for PA Fund Management LLC, f/k/a PIMCO Advisors Fund Management LLC, PEA Capital LLC, f/k/a PIMCO Equity Advisors LLC, PA Distributors LLC, f/k/a PIMCO Advisors Distributors, LLC

Steven S. Scholes
MCDERMOTT WILL & EMERY
227 West Monroe
Chicago, IL 60606
Counsel for Security Brokerage Inc., Daniel Calugar

David Allen Barnette
JACKSON KELLY, PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
Counsel for Strong Capital Management, Inc., Strong Investor Services, Inc., Strong Investments, Inc.



Rebecca A. Betts (W. Va. Bar No. 329)
ALLEN GUTHRIE MCHUGH & THOMAS, PLLC
Counsel for Janus Capital Group Inc., Janus Capital Management LLC, and Liberty Ridge Capital f/k/a Pilgrim Baxter & Associates

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF WEST VIRGINIA
AT WHEELING

DARRELL V. MCGRAW, JR.,
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA

Plaintiff,

v.

AIM ADVISORS, INC., et al.,

Defendants.

Case No. ___________

(Circuit Court of Marshall
County, West Virginia,
Case No. 05-C-81)

NOTICE OF REMOVAL OF ACTION

TO THE CLERK OF THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF WEST VIRGINIA:

PLEASE TAKE NOTICE THAT the defendants hereby remove to this Court the state court action described below, pursuant to 28 U.S.C. §§ 1331, 1441 & 1446.

1. On April 12, 2005, the Attorney General of the State of West Virginia (the "Attorney General"), filed an action against defendants in the Circuit Court of Marshall County, West Virginia, entitled *DARRELL V. MCGRAW, JR., ATTORNEY GENERAL OF THE STATE OF WEST VIRGINIA, Plaintiff v. AIM ADVISORS, INC, et al., Defendants*, Civil Action No. 05-C-81 (the "State Court Action"). True and correct copies of the Complaint and docket sheet in the State Court Action are attached to this Notice as "Exhibit A." One of the defendants originally named in the State Court Action has been voluntarily dismissed by the Attorney General; a true and correct copy of the voluntary dismissal is attached to this Notice as "Exhibit B." No other pleadings, process or orders have been filed in the State Court Action.

2. No defendant has been served with the Summons and Complaint as of the date of this filing.

3. Most of the defendants named in the Attorney General's Complaint are federally-registered investment advisers (*see* 15 U.S.C. §§ 80b-2(a)(11), 80b-3(a)) who manage the day-to-day operations of various mutual funds registered under the Investment Company Act of 1940 (*see* 15 U.S.C. § 80a-8) (the "fund defendants"). The gravamen of the Complaint is that that the fund defendants "engaged in unfair or deceptive acts or practices and unconscionable conduct in marketing and selling investment services without disclosing to ordinary consumers . . . that the fund defendants were allowing certain select consumers (including some of the defendants herein) special privileges not available to other consumers." Exh. A, Compl. ¶ 25. The Complaint alleges that the foregoing conduct violates the West Virginia Consumer Credit and Protection Act, *see* W. Va. Code § 46A-6-104, seeks civil penalties under West Virginia Code § 46A-7-111(2) and temporary injunctive relief under West Virginia Code § 46A-7-110, and prays for the issuance of a writ of *quo warranto* under West Virginia Code § 53-2-1. Exh. A, Compl. ¶¶ 126-127, 129.

JURISDICTION

4. The State Court Action is removable pursuant to 28 U.S.C. §§ 1441(b) and 1331 because it is completely preempted by federal law. *Beneficial Nat'l Bank v. Anderson*, 539 U.S. 1 (2003); *Rayner v. Smirl*, 873 F.2d 60 (4th Cir. 1989).

a. The National Securities Markets Improvement Act of 1996 ("NSMIA"), 104 Pub. L. 290, 110 Stat. 3416 (codified as amended in various sections of 15 U.S.C. of the United States Code), expressly provides that, with the limited exception of enforcement actions brought by a state securities commission or like agency for fraud or deceit (15 U.S.C.

§ 77r(c)(1)), "no law, rule, regulation, or order, or other administrative action of any State or any political subdivision thereof . . . shall directly or indirectly prohibit, limit, or impose any conditions upon the use of" disclosure documents relating to a "covered security" that are required to be, and are, filed with the United States Securities Exchange Commission ("SEC"). 15 U.S.C. § 77r(a)(2).

b. The State Court Action seeks to impose penalties on the fund defendants based on alleged misstatements and omissions in disclosure documents relating to "covered securities" that are required to be, and are, filed with the SEC. *See* 15 U.S.C. §§ 77r(b)(2) & 80a-24. It thus constitutes a direct or indirect attempt to impose state law conditions upon the use of those documents, which NSMIA expressly forbids. *See id.* § 77r(a)(2).

c. The State Court Action is not exempted from NSMIA's preemptive scope because it is not an "enforcement action[] with respect to fraud or deceit" brought by "the securities commission (or any agency or office performing like functions) of any State." 15 U.S.C. § 77r(c)(1).

d. The State Court Action is therefore completely preempted and thus removable pursuant to 28 U.S.C. § 1441(b); an action such as this must be brought, if at all, under the federal securities laws. *See* H.R. REP. NO. 104-622, at 16 (1996) (explaining that NSMIA "designat[ed] the Federal government as the exclusive regulator of national offerings of securities").

5. Alternatively, removal is proper because the State Court Action requires resolution of a substantial federal question, namely whether the fund defendants' disclosures were adequate under the federal securities laws and regulations promulgated thereunder. *See*

Franchise Tax Board of California v. Construction Laborer Vacation Trust, 463 U.S. 1, 9 (1983); *Smith v. Kansas City Title & Trust Co.*, 255 U.S. 180 (1921).

6. To the extent that any of the claims in the State Court Action are not completely preempted by federal law and do not raise a substantial federal question, this Court has jurisdiction over those claims pursuant to 28 U.S.C. §§ 1367(a) or 1441(c).

REMOVAL IS TIMELY

7. This Notice of Removal is timely filed as required by 28 U.S.C. § 1446(b) because it has been filed prior to 30 days after any defendant has been served with the Summons and Complaint. *Murphy Bros., Inc. v. Michetti Pipe Stringing, Inc.*, 526 U.S. 344, 350-51 (1999).

REMOVAL PROCEDURE

8. Joinder of all defendants in this Notice of Removal is unnecessary because no defendant has been served with the Summons and Complaint. *See, e.g.*, *Parker v. Johnny Tart Enters.*, 104 F. Supp. 2d 581, 584 (M.D.N.C. 1999) ("[W]ithin the Fourth Circuit . . . [a] defendant need not join in or consent to the notice of removal if . . . the non-joining defendant has not been served with service of process at the time the notice of removal is filed").

9. Defendants have served written notice of the removal of this action upon all adverse parties and has filed such notice with the Clerk of the Circuit Court of Marshall County, West Virginia, as required by 28 U.S.C. § 1446(d).

10. Defendants are represented by the undersigned counsel who certifies, pursuant to Rule 11 of the Federal Rules of Civil Procedure, that the foregoing is true and correct.

WHEREFORE, defendants remove the State Court Action brought by the Attorney General now pending in the Circuit Court of Marshall County, West Virginia, to this Court.

Date: May 31, 2005

JANUS CAPITAL GROUP INC., JANUS CAPITAL MANAGEMENT LLC, and LIBERTY RIDGE CAPITAL f/k/a PILGRIM BAXTER & ASSOCIATES, LTD.

Defendants,

By Counsel:



Rebecca A. Betts (W.Va. State Bar No. 0329)
James S. Arnold (W. Va. State Bar No. 0162)
Ann M. Oxenham (W. Va. State Bar No. 9600)
ALLEN GUTHRIE McHUGH & THOMAS, PLLC
500 Lee Street, E., Suite 800
P. O. Box 3394
Charleston, WV 25333-3394
(304) 720-7250

STATE OF WEST VIRGINIA

COUNTY OF MARSHALL

I, DAVID R. EALY, CLERK OF THE CIRCUIT COURT OF MARSHALL COUNTY, WEST VIRGINIA, HEREBY CERTIFY THAT THE FOREGOING ARE A TRUE AND EXACT COPY OF THE ORIGINAL PAPERS FILED ON THE RECORD IN THE WITHIN ACTION OF **DARRELL MCGRAW, JR.** VS **AIM ADVISORS, INC. ET AL** 05-C-81M.

GIVEN UNDER MY HAND AND SEAL THIS 26TH DAY OF MAY, 2005.

DAVID R. EALY, CLERK

BY: Stephanie Griffith
Deputy Clerk


EXHIBIT
A

IN THE CIRCUIT COURT OF MARSHALL COUNTY, WEST VIRGINIA

DARRELL V. MCGRAW, JR.,
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA,

Plaintiff,

v.

Civil Action No. 05-C-81M

AIM ADVISORS, INC., and
AIM DISTRIBUTORS, INC.,
INVESCO FUNDS GROUP, INC.,

FRED ALGER MANAGEMENT INC.,
FRED ALGER & COMPANY, INC.,

ALLIANCE CAPITAL MANAGEMENT, L.P.,
ALLIANCE CAPITAL MANAGEMENT HOLDING L.P.,

JP MORGAN INVESTMENT ADVISORS INC.,
f/k/a BANC ONE INVESTMENT ADVISORS
CORPORATION,
JP MORGAN CHASE & CO.,

COLUMBIA MANAGEMENT ADVISORS, INC.,
COLUMBIA FUNDS DISTRIBUTOR, INC.

FRANKLIN ADVISERS, INC.,
FRANKLIN RESOURCES, INC.,

JANUS CAPITAL GROUP INC.,
JANUS CAPITAL MANAGEMENT LLC,

PILGRIM BAXTER &
ASSOCIATES, LTD.,

PA FUND MANAGEMENT LLC, f/k/a PIMCO
Advisors Fund Management LLC, PEA CAPITAL LLC,
f/k/a PIMCO Equity Advisors LLC, PA DISTRIBUTORS LLC,
f/k/a PIMCO Advisors Distributors LLC,

STRONG CAPITAL MANAGEMENT, INC.,
STRONG INVESTOR SERVICES, INC.,
STRONG INVESTMENTS, INC.,

CANARY CAPITAL PARTNERS LLC,
CANARY INVESTMENT MANAGEMENT, LLC,
CANARY CAPITAL PARTNERS, LTD.,
EDWARD STERN,

SECURITY BROKERAGE INC.,
DANIEL CALUGAR

VERAS INVESTMENT PARTNERS, LLC,
JAMES MCBRIDE,
KEVIN LARSEN,

JOHN DOE CORPORATIONS 1 THROUGH 1000 and JOHN DOE INVESTORS 1 THROUGH 1000,

Defendants.

COMPLAINT AND PETITION FOR WRIT OF QUO WARRANTO

The State of West Virginia ex rel. Darrell V. McGraw, Jr., Attorney General ("the State") brings this Complaint pursuant to the West Virginia Consumer Credit and Protection Act, W.Va. Code § 46A-1-101, *et seq.* ("the Act") and this Petition for Writ of Quo Warranto pursuant to W.Va. Code §§ 53-2-1, *et seq.* Because the defendants herein have violated the Act and/or misused their corporate franchises and privileges, the State brings these claims. The State seeks injunctive relief, civil penalties, investigative costs, and attorney's fees.

I. PARTIES

1. The State brings this action by and through Darrell V. McGraw, Jr., the Attorney General of the State of West Virginia. The Act authorizes the Attorney General to bring this action on behalf of the State. W.Va. Code §§ 46A-7-108 through 46A-7-111. The Attorney General is authorized to seek the writ of quo warranto. W.Va. Code §§ 53-2-1, 53-2-2.

2. AIM Advisors, Inc. (hereinafter referred to as "AIMA") is a Delaware corporation with its principal offices in Houston, Texas. At all relevant times herein, AIMA was a registered investment advisor and the investment advisor for a number of mutual funds marketed as the AIM Funds. AIM Distributors, Inc. ("AIMD") is a Delaware corporation with its principal offices in Houston, Texas. At all relevant times herein, AIMD was the primary distributor and principal underwriter for AIM Funds. AIMA and AIMD are sometimes hereinafter collectively known as the "AIM Funds."

3. Invesco Funds Group, Inc. (hereinafter referred to as "Invesco Funds" or "IFG") is a Delaware corporation headquartered in Denver, Colorado. Prior to 2003 it was the investment advisor to the Invesco Funds complex. AIMA is the successor in interest to IFG.

4. Fred Alger Management Inc. (hereinafter referred to as "Alger Management") is a foreign corporation with its principal offices located in New York, NY. Alger Management manages the Alger Fund Group of mutual funds. Fred Alger & Company, Inc. (hereinafter referred to as "Alger Company") is a New York Corporation with its principal offices in New York, NY. Alger Company is the parent corporation of Alger Management and, along with Alger Management, markets and sells a group of mutual funds branded with Alger name. Alger and Alger Management are sometimes hereinafter collectively known as "Alger" or the "Alger Defendants."

5. Alliance Capital Management LP (hereinafter referred to as "ACM") is a Delaware limited partnership located in New York, New York. ACM manages a number of mutual funds. Alliance Capital Management Holding L.P. ("Alliance Holding") is a publicly traded Delaware limited partnership located in New York, New York and a

general partner of ACM and, along with ACM, markets and sells a group of mutual funds branded with Alliance name. ACM and Alliance Holding are hereinafter collectively known as "Alliance."

6. At all relevant times herein, Banc One Investment Advisors Corporation was an Ohio corporation, headquartered in Columbus, Ohio (hereinafter referred to as "BOIA"). At all relevant times BOIA was a wholly owned subsidiary of Bank One, National Association (Ohio), which in turn was a wholly owned subsidiary of Bank One Corporation (hereinafter referred to as "Bank One"). Following Bank One's merger with JP Morgan Chase & Co., BOIA became JP Morgan Investment Advisors, Inc. (hereinafter referred to as "JPMIA"). At all relevant times herein, BOIA provided discretionary investment management services to individuals and companies, including One Group Mutual Funds, a Bank One-sponsored mutual-fund complex. JP Morgan Chase & Co., a foreign corporation with its principal offices in New York, New York is the parent corporation of JPMIA f/k/a BOIA and, along with JPMIA and/or BOIA, markets and sells a group of mutual funds branded with JPMIA/BOIA name. JP Morgan Chase & Co. and JPMIA f/k/a BOIA are hereinafter collectively known as "One Group Mutual Funds."

7. Columbia Management Advisors, Inc. (hereinafter referred to as "Columbia Advisors"), an Oregon corporation formerly known as Columbia Management Company, is a wholly-owned subsidiary of Columbia Management Group, Inc. (hereinafter referred to as "Columbia Management"), which is a wholly-owned subsidiary of FleetBoston Financial Corporation. Columbia Advisors, which has offices

in Boston, has been an investment adviser to 140 Columbia Finds. Columbia Advisors, and Columbia Management are hereinafter collectively referred to as "Columbia Finds."

8. Franklin Advisers, Inc. (hereinafter referred to as "Franklin") is a foreign corporation headquartered in San Mateo, California. Franklin is a wholly owned subsidiary of Franklin Resources, Inc., a Delaware corporation headquartered in San Mateo, California. Franklin Resources, along with Franklin markets and sells mutual funds under the Franklin Templeton name. Franklin and Franklin Resources are hereinafter collectively referred to as "Franklin Templeton."

9. Janus Capital Management LLC (hereinafter referred to as "JCM") is a Delaware limited liability company headquartered in Denver, Colorado. JCM is an investment adviser to the certain mutual funds marketed and sold by JCM and Janus Capital Group Inc. (hereinafter referred to as "JCG"), its parent corporation. JCM and JCG are hereinafter collectively referred to as "Janus."

10. Massachusetts Financial Services Co. (hereinafter referred to as "MFS"), is a Delaware corporation headquartered in Boston, Massachusetts. MFS is the investment adviser and sponsor of certain mutual funds, including a group of over 100 funds known as the MFS Retail Funds.

11. Pilgrim Baxter & Associates, Ltd. (hereinafter referred to as "PBA") is foreign corporation headquartered in Wayne, Pennsylvania that serves as the investment advisor to the PBHG Funds, a Delaware statutory trust and a family of 18 mutual funds. PBA is an indirect wholly owned subsidiary of Old Mutual, PLC, which is an international financial services company based in London, England.

12. PA Fund Management LLC, f/k/a PIMCO Advisors Fund Management LLC (hereinafter referred to as "PAFM"), a Delaware limited liability company headquartered in New York, New York, is a registered investment adviser. PAFM is the administrator and investment adviser for the PIMCO Equity Funds: Multi-Manager Series ("the PIMCO Funds"). PAFM provides investment services to the PIMCO Funds. PEA Capital LLC, f/k/a PIMCO Equity Advisors LLC ("PEA"), a Delaware limited liability company headquartered in New York, New York, is a registered investment adviser. PAFM used PEA as an investment sub-adviser for several of the Funds including the Select Growth Fund, PEA Opportunity Fund, PEA Target Fund, PEA Innovation Fund, and other PIMCO funds. PAFM gave PEA full investment discretion and the power to make determinations with respect to the investment of a fund's assets. PA Distributors LLC, f/k/a PIMCO Advisors Distributors LLC (hereinafter referred to as "PAD"), a Delaware limited liability company headquartered in Stamford, Connecticut, is a registered broker-dealer. PAD is the distributor for the PIMCO Funds. PAFM, PEA, and PAD are hereinafter collectively referred to as "PIMCO."

13. Strong Capital Management, Inc. ("SCM"), a foreign corporation with its headquarters in Menomonee Falls, Wisconsin, is a registered investment adviser to the Strong Mutual Funds Complex, which consists of the family of Strong mutual funds. Strong Investor Services, Inc. ("SIS"), headquartered in Menomonee Falls, Wisconsin is SCM's transfer agent, and Strong Investments, Inc. ("SII"), a foreign corporation with its headquarters in Menomonee Falls, Wisconsin, is a registered broker-dealer and distributor of the Strong mutual funds. SCM, SIS, and SII are hereinafter collectively referred to as "Strong Funds."

14. Canary Capital Partners, LLC is a New Jersey Limited Liability Company headquartered in Secaucas, New Jersey. Canary Capital Management, LLC is a New Jersey Limited Liability Company headquartered in Secaucas, New Jersey. Canary Capital Partners, Ltd is Bermuda Limited Liability Company. Edward J. Stern is the CEO of the Canary companies. Stern and his entities operated a hedge fund which participated in much of the illegal activity set forth herein. Canary Capital Partners, LLC, Canary Capital Management, LLC, Canary Capital Partners, and Edward J. Stern are hereinafter collectively referred to as "Canary."

15. Security Brokerage Inc. was at all relevant times a broker dealer firm located in Las Vegas, Nevada. Daniel Calugar is its owner and CEO. Calugar and Security participated in the illegal activity as set forth herein for their own profit. Security Brokerage, Inc. and Calugar are hereinafter collectively referred to as "Security."

16. Veras Investment Partners, LLC ("Veras") is a Texas Limited Liability Company located in Sugar Land Texas. James McBride and Kevin Larsen are its founders and managing members. Veras operated as a hedge fund and participated, along with McBride and Larsen, in the illegal activity set forth herein. Veras, McBride, and Larsen are hereinafter collectively referred to as "Veras."

17. John Doe Corporations 1 through 1000 and John Doe Investors 1 through 1000 are the unknown illegal purchasers of the fund shares from the fund defendants as set forth herein.

18. At all times complained of herein, defendants were acting for and on their own behalf and as agents, ostensible agents, servants and/or employees, one of the other, in the course and scope of their employment, agency and/or ostensible agency.

19. At all times complained of herein, defendants were acting as conspirators, one of the other, and with unnamed persons, firms and corporations in common goals, schemes and designs for the goals and purposes as herein alleged and complained of.

20. At all times complained of herein, defendants entered into a joint venture, one with the other, and with unnamed persons, firms and corporations for the goals and purposes as herein alleged and complained.

II. JURISDICTION AND VENUE

21. Subject matter jurisdiction over the State's claims herein is founded on Article VIII, Section 6 of the West Virginia Constitution, W.Va. Code § 51-2-2, and W.Va. Code § 53-2-2. The Attorney General has the power to bring these claims on behalf of the State under the provisions of W.Va. Code §§ 46A-7-101, *et seq.* and §§ 53-2-1, *et seq.*

22. This Court's subject matter jurisdiction is exclusive. This is an action brought by the State in its governmental capacity by and through the Attorney General. Complete diversity of citizenship is lacking due to the fact that the State is not a citizen of any state for diversity purposes. The State asserts no claim arising out of the laws of the United States and disclaims and explicitly is not bringing any claim arising under or completely preempted by the laws (common, statutory, and administrative) of the United States. The State further disclaims any such claim that would support removal of this action to a United States District Court on the basis of federal question jurisdiction.

23. This Court has personal jurisdiction and venue over the defendants as they conduct business in this County and this State.

24. Venue is also proper pursuant to W.Va. Code §§ 46A-7-114, 52-2-2, and 56-1-1(a)(2).

III. STATEMENT OF FACTS

25. This is an action brought by the State against those in the mutual fund industry who have engaged in unfair or deceptive acts or practices and unconscionable conduct in marketing and selling investment services without disclosing to ordinary consumers (to which defendants owed fiduciary duties) that the fund defendants were allowing certain select consumers (including some of the defendants herein) special privileges not available to other consumers. In providing these special privileges, ordinary consumers were damaged.

26. The fund defendants are in the business of providing investment services. One method they use to provide investment services is by using their investment professionals to select and purchase groups of stocks, bonds, or other securities and packaging them as a single investment commonly known as a mutual fund. The fund defendants then manage, market, and sell the funds to consumers. When the underlying investments selected by the managers of the mutual funds increase in value or provide other returns, the gains and returns are passed on to the consumer purchasers of the funds, less the costs incurred in managing the funds. The costs include the fees charged by the fund defendants for their investment, management, and sales services.

27. For each of the mutual funds managed by the fund defendants, the defendants disseminate a prospectus, a document providing information regarding the management of the fund. Included in the prospectuses of the mutual funds managed by

the fund defendants are certain rules regarding purchasing investments in the funds including limitations on trading the funds and disclosures on how the funds are priced.

28. Mutual funds are priced based on the net value of the assets included in the funds (the net asset value or "NAV"). Under the so-called forward pricing rule, purchases or sales in the mutual funds at issue herein are priced at the next NAV calculated after an order is received. With respect to the funds at issue herein, the mutual fund defendants calculate NAVs once per day at 4 PM Eastern Time. Thus, while the value of the assets included in the NAV may increase or decrease during the trading day, a decision to purchase or sell received before 4 PM should be priced at the NAV calculated on the day of the trade while trades received after 4 PM should instead be priced at the next-day net asset value.

29. Sometimes a short-term discrepancy between the expected current price of a security and the stale value of that security used in the NAV occurs. International funds are vulnerable to this stale pricing due to differences between time zones. Periodically, events that could reasonably be expected to impact the value of a security or an entire market occur after a security has been priced in a foreign market. Examples of events might be a major political announcement or resignations of employees critical to the operation of a company. In these circumstances, the closing mutual fund price(s) may not fully reflect the expected current value(s) of the affected security(ies); these prices are sometimes referred to as 'stale' prices.

30. When stale pricing exists, a sophisticated purchaser can take advantage of the stale price by purchasing the funds when the stale price is less than the expected NAV and then selling the funds after the price rises to take into account the new information.

"Market timing" refers to the practice of short term buying and selling of mutual fund shares in order to exploit these inefficiencies in mutual fund pricing.

31. The profits made by the market timer come at the expense of the long-term investors. Market timing can dilute the value of mutual fund shares to the extent that a timer is permitted to buy and sell shares rapidly and repeatedly to take advantage of arbitrage opportunities. In addition, market timing raises transaction costs for the fund as managers incur expenses buying and selling sufficient quantities of the underlying fund assets to satisfy the increased volume caused by the short-term trading. Market timing can create the need for the fund to keep additional cash to cover redemptions and result in increased custody, trading, and transaction costs.

32. Consequently, mutual fund managers often maintain policies and procedures to detect and prevent timing, such as limiting the number of trades, imposing early redemption fees or exercising discretion to cancel timers' purchases. Prospectuses for mutual funds contain these restrictions and often contain representations that the fund seeks to deter timers. These representations are designed to reassure mutual fund customers that their investments in the funds and returns therefrom will not be diluted by short-term traders.

33. As is set forth in greater detail below, restrictions on market timing were not uniformly applied by the fund defendants. Certain select consumers were permitted to engage in market timing in violation of the prospectus restrictions in exchange for agreements by the select consumers to purchase other investment products and services offered by the defendants. These activities increased the ultimate costs of the investment services purchased by the ordinary consumers and increased the profits of the market

timers and fund defendants. The ordinary consumers were not told that the fund defendants' promises that market timing restrictions would be enforced were being regularly broken for select consumers who would provide the fund defendants with additional income earning opportunities as the quid pro quo for allowing market timing.

34. In addition to the quid pro quo arrangements allowing market timing by the fund defendants, certain of the fund defendants improperly failed to enforce the prospectus restrictions on market timing.

35. In addition to market timing, some of the fund defendants permitted certain consumers to engage in the practice of "late trading." Late trading as used herein refers to the practice of accepting an order to purchase or sell a mutual fund after 4:00 PM while using the 4:00 PM NAV for that day. Late traders purchase mutual fund shares after the supposed 4 PM close of the market based on news released after the market closes or on the direction the futures markets indicate the next day's open will take resulting in a virtually guaranteed profit.

36. As was the case with market timing, late trading was allowed by the fund defendants in exchange for quid quo pro arrangements with some of the fund defendants and others. The short-term trading conducted by the market timers was not disclosed to the long-term consumers and harmed them in the same manner as market timing.

37. The Mutual Fund defendants owe a fiduciary duty to their mutual fund advisory clients — a duty of utmost good faith and full and fair disclosure of all material facts and material conflicts of interest. This fiduciary duty required the Mutual Fund Defendants to act for the benefit of their mutual fund clients and not to use their clients' assets to benefit themselves and select others.

38. The purchaser defendants received large profits from the illegal activities and their agreements with the fund and broker defendants constituted conspiracy, aiding and abetting, and/or joint venture agreements.

39. The mutual funds in which market timing and/or later trading was permitted were marketed or sold in this State.

AIM Funds

40. The prospectuses for many of the mutual funds sold by AIM contained restrictions on Market Timing and representations that the fund managers sought to deter Market Timing. From at least 2001 through 2004, the prospectuses for AIM Funds indicated to the public that shareholders were limited to 10 exchanges per calendar year:

> You are limited to a maximum of 10 exchanges per calendar year, because excessive short-term trading or market timing activity can hurt fund performance. If you exceed that limit, or if an AIM Fund or the distributor determines, in its sole discretion, that your short-term trading is excessive or that you are engaging in market timing activity, it may reject any additional exchange orders. An exchange is the movement out of (redemption) one AIM Fund and into (purchase) another AIM Fund.

In spite of these restrictions on Market Timing, certain select large investors were exempted from the AIM Market Timing restrictions. These exceptions, which were contrary to the statements in the prospectuses for the AIM funds were not disclosed to other investors or the independent members of the boards of the funds.

41. Some of the traders who were allowed to violate the AIM Market Timing Rules had special arrangements with AIM whereby the trader would be allowed Market Timing "capacity" in exchange for a commitment to maintain funds in other AIM funds. Officers of Respondents were aware of these agreements and referred to the sums committed to other funds as "sticky assets." During the relevant time period, there were

at least 10 of these arrangements with market timers. The arrangements led to market timers engaging in tens of millions of dollars in trades made in violation of the prospectus limitations.

42. In addition to the sticky asset agreements, AIM also allowed other persons known to it to engage in frequent market timing activity. In addition, while some market timers were given limits, Respondents did not even sufficiently enforce these limits and some of the market timers engaged in more exchanges than permitted by their market timing arrangements.

43. AIM profited from the timing arrangements through increased advisory fees earned as a result of the deposits in the timed funds and the fees earned from the deposits of sticky assets. These earnings were at the expense of the other shareholders of the effected funds who were unaware of the Respondents' actions.

Alger Funds

44. The prospectuses for many of the mutual funds sold by Alger contained restrictions on market timing and representations that the fund managers sought to deter market timing. For example, the prospectus for one family of funds within the Alger complex (the "Alger Fund"), indicated that investors could make only six exchanges, or trades, of mutual funds per year.

45. Senior Alger executives oversaw the creation of "timing police" who were employees tasked with the identification of investors engaging in market timing in funds in which the prospectuses barred such conduct. When the Alger timing police discovered market timing activity, they were supposed to require the investors to redeem their shares of Alger mutual funds.

46. In spite of these restrictions on market timing, certain investors were exempted from the Alger market timing restrictions. Alger developed a policy to allow investors to engage in otherwise prohibited market timing who agreed to commit assets to certain Alger Management mutual funds on a buy and hold basis. This practice is also known as "sticky assets" or "sticky funds." Senior Alger officers personally oversaw the practice whereby those seeking to be allocated market timing capacity in Alger mutual funds were required to commit 20 percent of their total investment in "sticky assets."

47. Allocation of timing capacity was pervasive. By 2003, over $200,000,000.00 were placed in Alger mutual funds for the purpose of market timing.

48. The Alger Defendants knew that the Alger mutual fund prospectuses did not disclose that Alger permitted select investors to engage in market timing in violation of the restrictions imposed on all other investors. The Alger Defendants also understood that the Alger mutual fund prospectuses did not disclose that Alger required investors seeking to time Alger funds to maintain buy and hold positions in other mutual funds managed by Alger Management. The Alger Defendants further understood that Alger Management did not disclose that it treated investors differently based on whether they had entered into timing agreements in exchange for buy and hold positions. Finally, the Alger Defendants knew that allowing investors to engage in market timing of Alger mutual funds harmed other shareholders in the funds subject to market timing.

49. Alger and those customers allowed to engage in market timing profited from the practices at the expense of the other purchasers of Alger mutual funds who were deceived into believing that Alger consistently applied its trading rules.

Alliance

50. The prospectuses for many of the mutual funds sold by Alliance contained restrictions on market timing and representations that the fund managers sought to deter market timing. For example, with respect to the purchase and sale of shares of the mutual funds, the Alliance prospectuses stated: "A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when there appears to be evidence of a pattern of frequent purchases and sales made in response to short-term considerations." In addition, the prospectuses for each of the Alliance mutual funds stated: "You should consider an investment in the Fund as a long-term investment."

51. Alliance incorporated these provisions because it was aware that market timing was detrimental to the interests of the long-term purchasers. For example, Alliance explained that restrictions on market timing were due to the need to reduce risk to long-term shareholders: "Alliance goes to great lengths to minimize excessive exchange activity/market timing. This type of activity exposes both our funds and our funds' shareholders to unnecessary financial risk."

52. Because of this Alliance set up systems to discover Market Timers and stop the harmful trading. When it discovered Market Timers, Alliance would cancel the trade and notify the timers that restrictions on timing were necessary because "short-term trading is detrimental to the mutual fund."

53. The restrictions on market timing were not uniformly enforced at Alliance. Indeed, once Alliance discovered that it could profit from some Market Timers, it even hired a "Market Timing Supervisor" to administer the interactions between Alliance and timers.

54. Alliance made several agreements with Daniel Calugar, owner of Security Brokerage in Las Vegas, Nevada. Calugar's timing capacity, peaked at $220 million in certain Alliance mutual funds in exchange for Calugar's agreement to invest in hedge funds run by some of the same portfolio managers overseeing the Alliance mutual funds.

55. For example, Alliance Capital granted Calugar $150 million timing capacity -- the right to make multiple roundtrip trades up to $150 million each -- in the AllianceBernstein Technology Fund in return for a $30 million investment in a hedge fund managed by the same portfolio managers.

56. Calugar received extensive benefits from this agreement. From 2001 to 2003, Calugar made over $60 million in profits from timing Alliance mutual funds. The Alliance funds, on the other hand, decreased in value due to market timing.

57. Alliance also granted timing capacity to a group of entities affiliated with Canary Investment Management, LLC and controlled by Edward J. Stern (hereinafter collectively "Canary"). By July 2003, Canary had over $110 million in timing assets in Alliance funds. Canary obtained this timing capacity in exchange for investing in Alliance hedge funds, other Alliance mutual funds, and Alliance private capital management accounts from which Alliance Capital earned fees.

58. Alliance also shared confidential information with Canary regarding the specific securities and their weighted value owned by Alliance mutual funds. Alliance Capital did not disclose this information to the public except at certain specified times during the year. On a number of occasions, however, this information was released to Canary in contravention of Alliance's confidentiality policies. Canary used this information to profit from market timing during falling markets.

59. The Alliance timing arrangements were not limited to Calugar and Canary. Alliance also negotiated timing capacity with over 17 brokers. The arrangements with the brokers were made through arrangements between the Alliance Market Timing Supervisor and the brokers. The Market Timing Supervisor required approved timers to invest an amount typically equal to 10 percent of the timing assets into other investments managed by Alliance. These arrangements were promoted by Alliance by paying commissions to its broker wholesalers on the sticky assets received in exchange for timing capacity.

One Group Mutual Funds

60. One Group Mutual Fund prospectuses restricted exchange activity in all One Group funds. One Group reserved the right to reject any exchange request if One Group reasonably believed that the exchange would adversely affect shareholders. The One Group Mutual Fund specifically limited the movement of any investment between funds to "two substantive exchange redemptions within 30 days of each other." With respect to its international funds, in November 2001, One Group began imposing a 2% early redemption fee for any international fund redemption made within 90 days of purchase.

61. In spite of these restrictions One Group Mutual Fund allowed certain investors to avoid these restrictions. One market timer was permitted over 100 exchange transactions between funds in violation of the prospectus restrictions netting an almost $1.25 million profit at the expense of the other fund shareholders.

62. One Group Mutual Fund also allowed Stern to engage in market timing in exchange for Stern borrowing $15 million from Bank One and placing the proceeds and

$15 million of Stern's funds in certain One Group Mutual Fund accounts. Stern engaged in a substantial volume of market timing trades without paying over $4 million in redemption fees required by the prospectuses.

63. Other large investors were also permitted to trade without paying the required redemption fees.

64. One Group Mutual Fund also provided confidential portfolio information to certain large investors including Stern.

Columbia Funds

65. During the relevant period, Columbia Advisors made representations to investors in the fund prospectuses that the funds did not permit market timing or other short-term or excessive trading because of its harmful effect on the funds. In addition, the prospectuses provided that the funds involved would allow no more than three or four exchanges per fund per year. These statements in the prospectuses were issued to clients and potential clients by both Columbia Advisors and Columbia Distributor.

66. In spite of these restrictions, Columbia Distributor secretly entered into arrangements with at least nine companies and individuals, allowing them to engage in frequent short-term trading in at least seven Columbia Funds, including international funds and a fund aimed at young investors. Columbia Management Advisors knew and approved of all but one of the short-term trading arrangements, and it allowed the arrangements to continue despite knowing such trading could be detrimental to long-term shareholders in the funds. These arrangements increased the advisory fees earned by Columbia Advisors and the compensation paid to Columbia Distributor.

67. The defendants entered into and/or approved these arrangements despite the fact that they knew or suspected that these investors were engaged in "market timing." After entering into these arrangements, the nine companies and individuals engaged in frequent short-term or excessive trading in at least sixteen different Columbia Funds.

68. Further, in connection with certain of the arrangements, Columbia Distributor insisted upon receiving so-called "sticky assets" - long-term investments that were to remain in place in return for allowing the investors to actively trade in the funds. In some cases, Columbia Distributor required investors who wanted to engage in frequent short-term trading in certain Columbia Funds to place long-term assets in other Columbia Funds. Such arrangements benefited Columbia Advisors and Columbia Distributor, but posed risks for investors in the funds in which short-term trading was allowed.

69. Throughout the relevant period, these defendants never disclosed to the long-term shareholders of the Columbia Funds or to the independent trustees of the Columbia Funds the special arrangements they made with these short-term or excessive traders and the potential harm these arrangements posed to the relevant Columbia Funds. The Defendants also did not disclose the resulting conflicts of interest these arrangements created between Columbia Advisors and its clients. Nor did these defendants disclose the conflicts of interest created by the disparate treatment of investors in the same fund, which was a result of these arrangements (i.e., while investors with special arrangements were allowed to engage in frequent trading, those without such arrangements were not).

Franklin Templeton

70. During all relevant times herein, Franklin Templeton fund prospectuses have contained language restricting market timing activity. The prospectuses state to the

effect that a shareholder who engages in more than two round-trips (a purchase into a fund followed by sale out of the fund) in a calendar quarter "will be" considered a market timer, or "may be" considered a market timer. Prospectuses have also indicated that shareholders who buy or sell in amounts equal to at least $5 million, or more than 1% of the fund's net assets, "may be" or "will be" considered market timers. Some fund prospectuses absolutely prohibited investments by market timers, while others have said the fund "may" reject market timers.

71. In August 2001, Franklin gave a known market timer permission to time a mutual fund that flatly prohibited market timers. At about the same time, the market timer invested $10 million in a new Franklin Templeton hedge fund.

72. In August 2001, the timer wrote emails to the subsidiary employee asking for permission to conduct up to twelve round-trips per quarter of up to $45 million each in a Franklin Templeton mutual fund for which Franklin served as investment adviser. The timer stated that in return for the trading privileges he sought, he would invest $10 million in the hedge fund.

73. The prospectus for the mutual fund stated that the fund did "not allow investments by Market Timers" and Franklin knew that the timer was a market timer. Nonetheless, Franklin granted the timer's request to trade in the mutual fund. The subsidiary employee struck an arrangement with the timer under which the timer's investment in the hedge fund was linked to his being able to conduct the round-trips in the mutual fund.

74. In early September 2001, the timer put $10 million in the hedge fund, becoming its first investor. From mid-September through late October, the timer made three round-trips of roughly $20 million in the mutual fund.

75. In addition, brokers selling Franklin Templeton shares placed almost $90 million in market timing trades that violated the Franklin Templeton prospectuses.

Invesco Funds

76. The prospectuses for many of the mutual funds sold by IFG contained restrictions on Market Timing and representations that the fund managers sought to deter Market Timing. For example, from 1997 through late 2003, the prospectuses for the IFG funds indicated to the public that shareholders would be limited to "four exchanges out of each fund per twelve-month period. The prospectuses further noted that "[e]ach Fund reserves the right to reject any exchange request, or to modify or terminate the exchange policy, if it is in the best interests of the Fund."

77. In spite of these restrictions on Market Timing, certain select large investors were exempted from the IFG Market Timing restrictions. These exceptions, which were contrary to the statements in the prospectuses for the IFG funds were not disclosed to other investors or the independent members of the boards of the funds.

78. From mid-2001 through late 2003, IFG allowed more than sixty separate broker dealers, hedge funds, and investment advisors to trade in violation of the IFG's stated restrictions on Market Timing. These traders engaged in frequent trading designed to implement Market Timing strategies in over nine different IFG mutual funds. The secret market timers selected by the Respondents who were permitted to make frequent

trades made Market Timing trades worth hundreds of millions of dollars in IFG mutual funds.

79. Some of the traders who were allowed to violate the IFG Market Timing Rules had special arrangements with IFG whereby the trader would be allowed Market Timing "capacity" in exchange for a commitment to maintain funds in other IFG funds. Invesco referred to those specific instances where it had a specific agreement with a market timer as "Special Situations" and the sums committed to other funds as "sticky money." Pursuant to IFG policy, no written records were kept of the details of the Special Situation arrangements.

80. In addition to the Special Situation agreements, IFG also allowed other persons known to it to engage in frequent market timing activity which did not involve specific agreements. Finally, in addition to the explicit arrangements, IFG failed to police its funds by keeping track of the number of exchanges made by investors with less than $100,000 in funds allowing a number of these smaller investors to engage in prohibited Market Timing.

81. Over the course of the period between 2001 and late 2003, IFG became aware of the fact that various IFG funds were being harmed by Market Timing as fund managers complained about the disruptive consequences of the Market Timing traders.

Janus

82. By 2001, Janus and the Janus funds had adopted limits on trading that sought to prevent market timing due the adverse impact that market timing has on the funds. During the relevant time periods the prospectuses for these funds stated that Janus did not permit frequent trading or market timing in these funds. The prospectuses also

stated that frequent trading in the funds could disrupt portfolio investment strategies and increase fund expenses for all fund shareholders, and stated that the funds were not intended for market timing or excessive trading. Between November 2001 and September 2003, Janus provided these prospectuses to shareholders and prospective shareholders in the funds.

83. Between November 2001 and September 2003, Janus entered into or maintained agreements with 12 Market Timers that allowed those entities to "market time" mutual funds for which Janus was the investment adviser. These agreements permitted the Market Timers to trade far more frequently than other shareholders. Some of the market timers were permitted to make frequent trades of up to tens of millions of dollars each in the mutual funds.

84. Certain Janus funds in which Market Timers engaged in frequent trading assessed redemption fees. These redemption fees were adopted to offset brokerage commissions and other costs associated with changes in the mutual funds' asset level and cash flow due to short-term trading. A single such fund assessed redemption fees for the entire time period from November 2001 through August 2003. Other such funds assessed redemption fees beginning in March or June 2003. As part of its agreements with the Market Timers, Janus waived redemption fees for their trading in these funds.

85. In connection with some of its market timing agreements, Janus required the approved Market Timer to maintain, or "park," "sticky assets" in Janus mutual funds that were not being timed. In other instances, Janus understood that the total amount of a Market Timer's investments in Janus mutual funds would be substantially greater than the daily trade limits set by Janus for that Market Timer.

86. In addition to the management fees it received from assets being timed by the Market Timers, Janus received additional management fees from the non-timed assets that the Market Timers parked in Janus funds.

87. Most of the market timing under the timing agreements occurred within seven Janus funds. Collectively, the timing activity by the Market Timers caused a substantial amount in dilution to the affected Janus mutual funds and thereby harmed the long-term shareholders of the funds.

88. Between November 2001 and September 2003, Janus's single largest timer was permitted to time at least seven Janus funds, making more than 500 trades that included total purchases of more than $2.5 billion dollars. By the Summer of 2003, the Largest Timer had as much as $263,000,000 invested in Janus funds at any given time. Janus did not assess applicable redemption fees against the Largest Timer for its short-term trading activity.

89. In an effort to effectuate the prohibition on market timing set forth in the funds' prospectuses, Janus regularly monitored and policed market timing and frequent trading in the funds and took steps, in certain circumstances, to stop such trading when it was identified, including barring shareholders from the funds. At the same time it was policing market timing and frequent trading, and prohibiting other shareholders from engaging in it, Janus allowed the Market Timers to engage in these practices.

90. In the Fall of 2002, as part of Janus's efforts to combat market timing in Janus mutual funds, Janus's then Chief Executive Officer commissioned an internal study to examine the market timing problem and make recommendations to address the problem. At the conclusion of this study, a report was prepared that highlighted the

adverse impacts associated with market timing in mutual funds, identified the fact that Janus had approved market timing agreements, and recommended that these agreements be terminated. Nevertheless, JCM did not terminate its approved market timing relationships at this time and continued to enter into agreements with Market Timers until July 2003.

MFS

91. During the relevant time period, the prospectuses of MFS Retail Funds had restrictions on and discouraged market timing. For example, the in April 2002, the prospectus disclosures for the MFS Retail Funds contained the this statement:

> The MFS Funds do not permit market timing or other excessive trading practices that may disrupt portfolio management strategies and harm fund performance. As noted above, the MFS Funds reserve the right to reject or restrict any purchase order (including exchanges) from any investor. The MFS funds will exercise these rights, including rejecting or canceling purchase and exchange orders, delaying for up to two business days the processing of exchange requests, and restricting the availability of purchases and exchanges through telephone requests, facsimile transmissions, automated telephone services, internet services or any electronic transfer service, if an investors trading, in the judgment of MFS Funds, has been or may be disruptive to a fund. In making this judgment, the MFS Funds may consider trading done in multiple accounts under common ownership or control.

92. The MFS prospectus disclosures described above were deceptive and misleading because MFS policies allowed extensive market timing in MFS Funds from at through late-2003.

93. These policies led to widespread market timing in MFS Funds. MFS's own internal estimates reported that MFS market timers held approximately $2 billion in assets in May, 2003 which represented 5 percent of all MFS fund assets.

94. In addition to permitting market timing, MFS directed recognized market timers into its funds. MFS routinely provided certain broker-dealers with its internal policy allowing market timing in its funds, and routinely directed known market timers to its funds.

95. In addition to market timing, extensive illegal late trading was also allowed in MFS funds. MFS failed to detect and/or stop the late trading in its funds that was being conducted by many of the market timers and others.

96. The pervasive and extensive market timing and late trading in the MFS funds caused extensive damage and disruption to the funds. Over the relevant time period numerous MFS employees reported to management regarding the damages caused by the late trading and market timing. Their warnings and cautions were, however ignored.

97. MFS profited from allowing market timing and later trading. MFS' fees are based on a percentage of assets under management. Because MFS allowed market timing and late trading, MFS assets were greater than they would otherwise have been had MFS followed the policies stated in the MFS prospectus disclosures. These additional assets generated millions of dollars in additional fees to MFS.

Pilgrim Baxter

98. During the relevant time period, all PBHG fund prospectuses disclosed that investors would be permitted to make no more than four exchanges per year into the PBHG Cash Reserves Fund from any other PBHG fund. The prospectuses did not disclose any exception to this policy for any investor or investors.

99. PBA recognized the fact that the four-exchange limitation was in the best interests of long-term shareholders. PBA internal documents reflect that PBA recognized the negative impact associated with excessive short-term trading, or market timing, on a portfolio manager's ability to effectively manage the assets of their funds.

100. Nevertheless, more than two-dozen PBHG Funds accountholders conducted short-term trading of the PBHG Funds through the PBHG Cash Reserve Fund that was far in excess of the disclosed limitation of four exchanges per year.

101. In July 2001 PBA, took some steps to limit such trading. At its peak, approximately 28 PBHG Funds accountholders exceeded the four-exchange policy, and their accounts contained total assets of approximately $600 million.

102. In July 2001, PBA determined to take action against market timers, and suspended the trading of all market timers except those related to two identified entities, namely the hedge fund family in which Gary Pilgrim, the founder of PBA, invested, and the Wall Street Discount Corporation, a New York brokerage who employed a friend of Baxter, another PBA principal. In August of 2001, timing assets of these two timers comprised more than 60% of the PBHG Funds' known timer assets. Over the next few months these entities increased their timing so that elimination of most of the timers from the PBHG Funds did not eliminate most of the timing activity.

103. PBA also provided Wall Street Discount confidential PBHG portfolio information to Wall Street Discount customers who used the portfolio information to market time the PBHG funds and to exercise hedging strategies through other financial and brokerage institutions.

PIMCO

104. The prospectuses for many of the mutual funds sold by Respondents contained restrictions on Market Timing and representations that the fund managers sought to deter Market Timing. During the relevant time periods, the prospectus for the PIMCO Funds contained provisions identical or substantially identical to the following:

> The Trust reserves the right to refuse exchange purchases, if, in the judgment of PIMCO Advisors, the purchase would adversely affect a Fund and its shareholders. In particular, a pattern of exchanges characteristic of "market-timing" strategies may be deemed by PIMCO Advisors to be detrimental to the Trust or a particular Fund. Currently, the Trust limits the number of "round trip" exchanges an investor may make. An investor makes a "round trip" exchange when the investor purchases shares of a particular Fund, subsequently exchanges those shares for shares of a different PIMCO Fund and then exchanges back into the originally purchased Fund. The Trust has the right to refuse any exchange for any investor who completes (by making the exchange back into the shares of the originally purchased Fund) more than six round trip exchanges in any twelve-month period. Although the Trust has no current intention of terminating or modifying the exchange privilege other than as set forth in the preceding sentence, it reserves the right to do so at any time.

105. In spite of these restrictions on Market Timing, certain select large investors were exempted from the PIMCO Market Timing restrictions. These exceptions, which were contrary to the statements in the prospectuses for the PIMCO Funds were not disclosed to other investors or the independent members of the boards of the funds.

106. From mid-2001 through late 2003, the Respondents allowed broker dealers, hedge funds, and investment advisors to trade in violation of the PIMCO Funds' stated restrictions on Market Timing. These traders engaged in frequent trading designed to implement Market Timing strategies in multiple PIMCO mutual funds. The secret market timers selected by PIMCO were permitted to make frequent trades in a number of the PIMCO Funds worth approximately one-hundred million dollars.

107. Some of the investors who were allowed to violate the Market Timing rules had special arrangements with PIMCO whereby the trader would be allowed Market Timing "capacity" in exchange for a commitment to maintain funds in other PIMCO funds. PIMCO officials referred to those sums committed to other funds as "sticky money."

108. In addition to the explicit arrangements, PIMCO failed to police its funds by keeping track of the number of exchanges made by other investors allowing a number of these investors to engage in prohibited Market Timing.

109. Over the course of the period between 2001 and late 2003, high level officials with PIMCO became aware of the fact that various of the Funds were being harmed by Market Timing as fund managers complained about the disruptive consequences of the Market Timing traders. Nevertheless, the market timing did not cease.

Strong Funds

110. Since at least 1998, the Strong entities have consistently and openly discouraged market timing of the Strong mutual funds. The Strong fund prospectuses state that the funds reserve the right to refuse trades for excessive trading, and several versions of the prospectuses defined excessive trading in detail. Moreover, SIS implemented procedures that detected and expelled numerous market timers from the Strong funds, and informed numerous fund shareholders and prospective fund shareholders, orally and in writing, that they could not frequently trade the funds and would be banned for engaging in such trading. The prospectus disclosures coupled with

the openly-enforced market timing policing procedures would lead a reasonable investor to believe that the Strong funds would not allow market timing.

111. SCM, through its wholly-owned transfer agent SIS, implemented procedures to monitor certain funds for market timing. The monitoring procedures employed by SIS differed depending on whether the trading occurred in the accounts of retail customers, i.e., investors who purchased shares directly from SIS, or in the accounts of intermediary customers, i.e., third-party intermediaries such as broker-dealers who have agreements in place to sell Strong funds. The timing police monitored four international funds on the retail side of the business and nine funds, including domestic and international, on the intermediary side. The market timing police would issue either an oral or written warning, or both. If the shareholder continued to frequently trade, SIS would undertake efforts to ban the shareholder from trading one or more of the Strong funds.

112. Notwithstanding these prohibitions, from December 2002 to May 2003, under a written agreement, Canary frequently traded four Strong funds, reaping gross profits of $2.7 million and net profits of $1.6 million. By allowing Canary to frequently trade, SCM expected that Canary would make additional investments with the Strong entities in non-mutual fund business. From 1998 through 2001 and in 2003, Strong frequently traded 10 Strong funds, including one over which he was the portfolio manager, making approximately 660 redemptions inconsistent with the limitations of the prospectus in the forty accounts that he controlled. As a result of his trading, Strong had gross profits of $4.1 million and net profits of $1.6 million.

113. To enable Canary's frequent trading, the Strong entities contravened several of their policies and procedures. First, SCM allowed Canary to make frequent trades despite the disclosures in the Growth Funds' prospectuses that market timing or excessive trading could be disruptive or detrimental to the funds. At the time Canary traded, these prospectuses contained the following disclosure: "We reserve the right to...[r]eject any purchase request for any reason, including exchanges from other Strong Funds. Generally, we do this if the purchase or exchange is disruptive to the efficient management of the Fund (due to the timing of the investment or an investor's history of excessive trading)." Further, the prospectuses denote several factors that the Funds will consider to identify "market timers": "shareholders who (1) have requested an exchange out of the Fund within 30 days of an earlier exchange request; (2) have exchanged shares out of the Fund more than twice in a calendar quarter; (3) have exchanged shares equal to at least $5 million or more than 1% of the Fund's net assets; or (4) otherwise seem to follow a timing pattern. Shares under common ownership or control are combined for purposes of these factors." The prospectuses neither stated nor suggested that the funds would make exceptions for large shareholders from whom Strong entities desired to obtain additional business. To accomplish this arrangement, Canary was also exempted from the Strong timing police.

114. SCM also provided Canary with the Growth Funds' portfolio holdings on seven occasions between November 2002 and June 2003. The dissemination of the portfolio holdings to Canary was contrary to its policy. According to SCM's policy, the portfolio holdings were only disseminated to fund shareholders via the semi-annual and annual reports filed with the Commission. Otherwise, SCM did not provide this

information to individual investors. Nevertheless, SCM employees provided Canary with the holdings.

115. In addition to Canary, others, including employees and officers were permitted to market time the Strong Funds.

Canary

116. Canary operated a mutual fund known as a hedge fund. A hedge fund is a mutual fund that aims to return a specific rate or return regardless of the market conditions. During the relevant time periods set forth herein, Canary achieved its returns through illegal timing and late trading strategies with the fund defendants set forth herein and with other unknown defendants.

117. Canary's market timing and late trading was accomplished through arrangements with the mutual funds that allowed the illegal conduct or by taking advantage of funds who were not enforcing their prohibitions against market timing or late trading.

Security

118. Security and Calugar, trading through Security Brokerage, engaged in a scheme involving market timing and late trading of various mutual funds using investments totaling between $400-$500 million. Most of Calugar's market timing trades were through Alliance and MFS.

119. Security's market timing and late trading was accomplished through arrangements with the mutual funds that allowed the illegal conduct or by taking advantage of funds who were not enforcing their prohibitions against market timing or late trading.

Veras

120. Veras operated a mutual fund known as a hedge fund. During the relevant time periods set forth herein, Veras achieved its returns through illegal timing and late trading strategies with the fund defendants set forth herein and with other unknown defendants.

121. Veras market timing and late trading was accomplished through arrangements with the mutual funds that allowed the illegal conduct or by taking advantage of funds who were not enforcing their prohibitions against market timing or late trading.

122. The content of this statement of facts is illustrative of the conduct of defendants and does not exhaustively detail it.

123. The contents of this statement of facts are incorporated into each and every count for relief set forth below.

IV. CLAIMS

COUNT I
(Unfair Methods of Competition and Unfair or Deceptive Acts or Practices)

124. The Act makes unfair methods of competition and unfair or deceptive acts or practices in the conduct of any trade or commerce unlawful. W.Va. Code § 46A-6-104.

125. The conduct of the defendants as set forth herein constitutes the use of unfair methods of competition and unfair or deceptive acts or practices in the conduct of trade or commerce all of which constitute violations of this provision.

126. The defendants' violations of the Act are numerous. Each transaction with a market timer and/or late trader constitutes a violation. Furthermore, each billing

statement, prospectus, or advertisement, sent to a customer or prospective customer which did not disclose the true facts as set forth above constitutes a separate violation. Each billing statement, prospectus, advertisement, or other communication sent to a customer or prospective customer which alleged that the defendants maintained a policy or policies to deter, restrain, or halt the type of conduct as set forth above constitutes a separate violation.

127. The defendants have engaged in a course of repeated and willful violations of the Act as set forth herein justifying the assessment of a civil penalty of $5,000.00 for each violation of the Act as authorized by W.Va. Code § 46A-7-111(2).

COUNT II
(Quo Warranto)

128. The actions of the defendants set forth herein constitute a misuse or nonuse of their privileges and franchises, and/or the exercise of privileges or franchises not conferred upon it by law, and/or the issuance of a a certificate of incorporation obtained by them for a fraudulent purpose, or for a purpose not authorized by law.

129. Pursuant to the provisions of West Virginia Code §§ 53-2-1, the Attorney General prays that the Court award him the writ of *quo warranto* declaring that the defendants' actions as set forth herein are improper.

V. PRAYER

WHEREFORE, the Attorney General respectfully prays that it be granted relief against defendants as follows:

(a) That the Court enter a temporary order as authorized by W.Va. Code § 46A-7-110 enjoining defendants from committing further violations of the Act.

(b) That the Court enter a final order against defendants finding that they have violated the Act as set forth herein and permanently enjoining them from any further violations of the Act.

(c) That the Court enter a final order finding that defendants have engaged in a course of repeated and willful violations of the Act and assessing a civil penalty of $5,000.00 for each violation of the Act as authorized by W.Va. Code § 46A-7-111(2).

(d) That the Court enter a final order requiring defendants to pay to the Attorney General and its attorneys reasonable attorney fees and costs expended in connection with the investigation and litigation of this case.

(e) That the Court issue the writ of *quo warranto* against the defendants for their improper actions.

(f) That the Court enter an order awarding the State prejudgment interest, post judgment interest, and all other relief determined by the Court to be just.

DARREL V. MCGRAW, JR.
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA

By Counsel



Frances A. Hughes, WV Bar No. 1816
Chief Deputy Attorney General
Office of the Attorney General
State of West Virginia
Charleston, WV 25305
(304) 558-2021

Anthony J. Majestro (WV State Bar # 5165)
Special Assistant Attorney General
Powell & Majestro, P.L.L.C.
405 Capitol Street, Suite P-1200
Charleston, West Virginia 25301
(304) 346-2889

James C. Peterson, Esquire
Special Assistant Attorney General
WV State Bar No. 2880
Hill, Peterson, Carper, Bee & Deitzler, PLLC
NorthGate Business Park
500 Tracy Way
Charleston, West Virginia 25305
(304) 345-5667

Troy N. Giatras (WV State Bar # 5602)
Special Assistant Attorney General
Giatras & Webb
8 Capitol Street, Suite 800
Charleston, West Virginia 25301
(304) 343-2900

Pd 125.00

MEMORANDUM TO CLERK
FOR INSTITUTING CIVIL ACTION

To the Clerk of the Circuit
Court of Marshall County, West Virginia

CIVIL ACTION NO: 05-C-81M

DARRELL V. MCGRAW, JR.,
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA,

Plaintiff,

vs.

	Days to Answer	Type of Service
All defendants listed below:	**30**	**Secretary of State**
		Counsel to do Service

AIM ADVISORS, INC., and
AIM DISTRIBUTORS, INC.,

INVESCO FUNDS GROUP, INC.,

FRED ALGER MANAGEMENT INC.,
FRED ALGER & COMPANY, INC.,

ALLIANCE CAPITAL MANAGEMENT, L.P.,
ALLIANCE CAPITAL MANAGEMENT HOLDING L.P.,

JP MORGAN INVESTMENT ADVISORS INC.,
f/k/a BANC ONE INVESTMENT ADVISORS
CORPORATION,
JP MORGAN CHASE & CO.,

COLUMBIA MANAGEMENT ADVISORS, INC.,
COLUMBIA FUNDS DISTRIBUTOR, INC.

FRANKLIN ADVISERS, INC.,
FRANKLIN RESOURCES, INC.,

JANUS CAPITAL GROUP INC.,
JANUS CAPITAL MANAGEMENT LLC,

PILGRIM BAXTER &
ASSOCIATES, LTD.,

PA FUND MANAGEMENT LLC, f/k/a PIMCO
Advisors Fund Management LLC, PEA CAPITAL LLC,
f/k/a PIMCO Equity Advisors LLC, PA DISTRIBUTORS LLC,
f/k/a PIMCO Advisors Distributors LLC,

STRONG CAPITAL MANAGEMENT, INC.,
STRONG INVESTOR SERVICES, INC.,
STRONG INVESTMENTS, INC.,

CANARY CAPITAL PARTNERS LLC,
CANARY INVESTMENT MANAGEMENT, LLC,
CANARY CAPITAL PARTNERS, LTD.,
EDWARD STERN,

SECURITY BROKERAGE INC.,
DANIEL CALUGAR

VERAS INVESTMENT PARTNERS, LLC,
JAMES MCBRIDE,
KEVIN LARSEN,

JOHN DOE CORPORATIONS 1 THROUGH 1000 and JOHN DOE INVESTORS 1 THROUGH 1000,
Defendants.

Anthony J. Majestro
West Virginia Bar No. 5165
Powell & Majestro, PLLC
405 Capitol Street, Suite P-1200
Charleston, WV 25301
(304) 346-2889
(304) 346-2895 (fax)

Counsel for Plaintiff

April 11, 2005

PLAINTIFF: **DARRELL V. MCGRAW, JR., ATTORNEY GENERAL OF THE STATE OF WEST VIRGINIA,**

CASE NUMBER: ________________

DEFENDANTS:

See list on Page 1.

II. TYPE OF CASE:

TORTS		OTHER CIVIL
( ) Asbestos	( ) Adoption	( ) Appeal from Magistrate Court
( ) Professional Malpractice	( ) Contract	( ) Petition for Modification of Magistrate Sentence
( ) Personal Injury	( ) Real Property	( ) Miscellaneous Civil
( ) Product Liability	( ) Mental Health	(X) Other: Consumer Protection
( ) Other Tort	( ) Appeal of Admin. Agency	

III. JURY DEMAND: () Yes (x) No
CASE WILL BE READY FOR TRIAL BY: April, 2005

IV. DO YOU OR ANY OF YOUR CLIENTS OR WITNESSES IN THIS CASE REQUIRE SPECIAL ACCOMMODATIONS DUE TO A DISABILITY OR AGE?
( ) YES (X) NO

Attorney Name: Anthony J. Majestro
WV Bar No. 5165

Representing:

Firm: Powell & Majestro, PLLC.
405 Capitol Street
Suite P-1200
Charleston, WV 25301
(304) 346-2889

(X) Plaintiff

Dated: April 11, 2005



(Signature)

CASE 05-C-81 MARSHALL

DARRELL V. MCGRAW, JR. vs. AIM ADVISORS, INC,

LINE	DATE	ACTION
1	04/12/05	COMPLAINT AND PETITION FOR WRIT OF QUO WARRANTO. HOLD SERV.
2	04/18/05	STIPULATION OF DISMISSAL OF COLUMBIA MANAGEMENT ADVISORS AND
3		COLUMBIA FUNDS DISTRIBUTOR
4		
5		

IN THE CIRCUIT COURT OF MARSHALL COUNTY, WEST VIRGINIA

DARRELL V. MCGRAW, JR.,
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA,

Plaintiff,

v. Civil Action No. 05-C-81(M)

AIM ADVISORS, INC., and
AIM DISTRIBUTORS, INC.,
INVESCO FUNDS GROUP, INC., et al.

Defendants.

STIPULATION OF DISMISSAL WITHOUT PREJUDICE OF COLUMBIA MANAGEMENT ADVISORS, INC. AND COLUMBIA FUNDS DISTRIBUTORS, INC. PURSUANT TO RULE 41(a)(1)(i)

Pursuant to the provisions of West Virginia Rule of Civil Procedure 41(a)(1)(i), Plaintiff Darrell V. McGraw, Jr., Attorney General of the State of West Virginia hereby agrees to dismiss the Complaint herein against Columbia Management Advisors, Inc and Columbia Funds Distributor, Inc., only, without prejudice, each party to bear its own costs.

DARRELL V. MCGRAW, JR.,
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA
By Counsel



Anthony J. Majestro (WV State Bar #5165)
Special Assistant Attorney General
Powell & Majestro, P.L.L.C.
405 Capitol Street, Suite P-1200
Charleston, West Virginia 25301
(304) 346-2889


EXHIBIT
B

1383786.1

CERTIFICATE OF SERVICE

I, Rebecca A. Betts, counsel for Janus Capital Group, Inc., Janus Capital Management LLC, Liberty Ridge Capital f/k/a Pilgrim Baxter & Associates and do hereby certify that service of the "Notice of Removal of Action" has been made upon counsel of record by depositing a true copy thereof in the United States Mail, postage prepaid, on this 31st day of May, 2005, addressed as follows:

Anthony J. Majestro
Special Assistant Attorney General
POWELL & MAJESTRO, P.L.L.C.
405 Capitol Street, Suite P-1200
Charleston, WV 25301
Counsel for Plaintiffs

Frances A. Hughes
Chief Deputy Attorney General
Office of the Attorney General
State of West Virginia
Charleston, WV 25305
Counsel for Plaintiffs

James C. Peterson, Esquire
Special Assistant Attorney General
HILL, PETERSON, CARPER, BEE & DEITZLER, PLLC
NorthGate Business Park
500 Tracy Way
Charleston, WV 25305
Counsel for Plaintiffs

Troy N. Giatras
Special Assistant Attorney General
GIATRAS & WEBB
8 Capitol Street, Suite 800
Charleston, WV 25301
Counsel for Plaintiffs

Bruce M. Jacobs
SPILMAN THOMAS & BATTLE, PLLC
300 Kanawha Boulevard, East
P. O. Box 273
Charleston, WV 25321-0273
Counsel for Aim Advisors, Inc. and Aim Distributors, Inc., INVESCO Funds Group, Inc.

Stephen P. Goodwin
GOODWIN & GOODWIN, LLP
300 Summers Street, Suite 1500
Charleston, WV 25301
Counsel for Fred Alger Management, Inc., Fred Alger & Company, Inc.

William J. Cooper
Erica M. Baumgras
FLAHERTY, SENSABAUGH & BONASSO, PLLC
200 Capitol Street
P. O. Box 3843
Charleston, WV 25338-3843
Counsel for Alliance Capital Management L.P., Alliance Capital Management Holding L.P.

Charles L. Woody
SPILMAN THOMAS & BATTLE, PLLC
300 Kanawha Boulevard, East
P. O. Box 273
Charleston, WV 25321-0273
Counsel for JP Morgan Investment Advisors Inc. f/k/a Banc One Investment Advisors Corporation, JP Morgan Chase & Co.

Thomas N. McJunkin
Charles D. Dunbar
JACKSON KELLY, PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
Counsel for Franklin Advisers, Inc., Franklin Resources, Inc.

David S. Frankel
KRAMER LEVIN NAFTALIS & FRANKEL, LLP
1177 Avenue of the Americas
New York, NY 10036
Counsel for Canary Capital Partners, LLC, Canary Investment Managements, LLC, Canary Capital Partners, Ltd., Edward Stern

John H. Tinney
John H. Tinney, Jr.
Kimberley R. Fields
THE TINNEY LAW FIRM, PLLC
707 Virginia Street, East, 14th Floor
P. O. Box 3752
Charleston, WV 25337-3752
Counsel for PA Fund Management LLC, f/k/a PIMCO Advisors Fund Management LLC, PEA Capital LLC, f/k/a PIMCO Equity Advisors LLC, PA Distributors LLC, f/k/a PIMCO Advisors Distributors, LLC

Steven S. Scholes
MCDERMOTT WILL & EMERY
227 West Monroe
Chicago, IL 60606
Counsel for Security Brokerage Inc., Daniel Calugar

David Allen Barnette
JACKSON KELLY, PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
Counsel for Strong Capital Management, Inc., Strong Investor Services, Inc., Strong Investments, Inc.



Rebecca A. Betts (W. Va. Bar No. 329)
ALLEN GUTHRIE McHUGH & THOMAS, PLLC
Counsel for Janus Capital Group Inc., Janus Capital Management LLC, and Liberty Ridge Capital f/k/a Pilgrim Baxter & Associates

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF WEST VIRGINIA
AT WHEELING

DARRELL V. MCGRAW, JR.,
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA

Plaintiff,

v.

AIM ADVISORS, INC., et al.,

Defendants.

Case No. 5:05-CV-78

(Circuit Court of Marshall County, West Virginia, Case No. 05-C-81)

NOTICE OF REMOVAL OF ACTION

TO THE CLERK OF THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF WEST VIRGINIA:

PLEASE TAKE NOTICE THAT the defendants hereby remove to this Court the state court action described below, pursuant to 28 U.S.C. §§ 1331, 1441 & 1446.

1. On April 12, 2005, the Attorney General of the State of West Virginia (the "Attorney General"), filed an action against defendants in the Circuit Court of Marshall County, West Virginia, entitled *DARRELL V. MCGRAW, JR., ATTORNEY GENERAL OF THE STATE OF WEST VIRGINIA, Plaintiff v. AIM ADVISORS, INC, et al., Defendants*, Civil Action No. 05-C-81 (the "State Court Action"). True and correct copies of the Complaint and docket sheet in the State Court Action are attached to this Notice as "Exhibit A." One of the defendants originally named in the State Court Action has been voluntarily dismissed by the Attorney General; a true and correct copy of the voluntary dismissal is attached to this Notice as "Exhibit B." No other pleadings, process or orders have been filed in the State Court Action.

2. No defendant has been served with the Summons and Complaint as of the date of this filing.

3. Most of the defendants named in the Attorney General's Complaint are federally-registered investment advisers (*see* 15 U.S.C. §§ 80b-2(a)(11), 80b-3(a)) who manage the day-to-day operations of various mutual funds registered under the Investment Company Act of 1940 (*see* 15 U.S.C. § 80a-8) (the "fund defendants"). The gravamen of the Complaint is that that the fund defendants "engaged in unfair or deceptive acts or practices and unconscionable conduct in marketing and selling investment services without disclosing to ordinary consumers . . . that the fund defendants were allowing certain select consumers (including some of the defendants herein) special privileges not available to other consumers." Exh. A, Compl. ¶ 25. The Complaint alleges that the foregoing conduct violates the West Virginia Consumer Credit and Protection Act, *see* W. Va. Code § 46A-6-104, seeks civil penalties under West Virginia Code § 46A-7-111(2) and temporary injunctive relief under West Virginia Code § 46A-7-110, and prays for the issuance of a writ of *quo warranto* under West Virginia Code § 53-2-1. Exh. A, Compl. ¶¶ 126-127, 129.

JURISDICTION

4. The State Court Action is removable pursuant to 28 U.S.C. §§ 1441(b) and 1331 because it is completely preempted by federal law. *Beneficial Nat'l Bank v. Anderson*, 539 U.S. 1 (2003); *Rayner v. Smirl*, 873 F.2d 60 (4th Cir. 1989).

a. The National Securities Markets Improvement Act of 1996 ("NSMIA"), 104 Pub. L. 290, 110 Stat. 3416 (codified as amended in various sections of 15 U.S.C. of the United States Code), expressly provides that, with the limited exception of enforcement actions brought by a state securities commission or like agency for fraud or deceit (15 U.S.C.

§ 77r(c)(1)), "no law, rule, regulation, or order, or other administrative action of any State or any political subdivision thereof . . . shall directly or indirectly prohibit, limit, or impose any conditions upon the use of" disclosure documents relating to a "covered security" that are required to be, and are, filed with the United States Securities Exchange Commission ("SEC"). 15 U.S.C. § 77r(a)(2).

b. The State Court Action seeks to impose penalties on the fund defendants based on alleged misstatements and omissions in disclosure documents relating to "covered securities" that are required to be, and are, filed with the SEC. *See* 15 U.S.C. §§ 77r(b)(2) & 80a-24. It thus constitutes a direct or indirect attempt to impose state law conditions upon the use of those documents, which NSMIA expressly forbids. *See id.* § 77r(a)(2).

c. The State Court Action is not exempted from NSMIA's preemptive scope because it is not an "enforcement action[] with respect to fraud or deceit" brought by "the securities commission (or any agency or office performing like functions) of any State." 15 U.S.C. § 77r(c)(1).

d. The State Court Action is therefore completely preempted and thus removable pursuant to 28 U.S.C. § 1441(b); an action such as this must be brought, if at all, under the federal securities laws. *See* H.R. REP. NO. 104-622, at 16 (1996) (explaining that NSMIA "designat[ed] the Federal government as the exclusive regulator of national offerings of securities").

5. Alternatively, removal is proper because the State Court Action requires resolution of a substantial federal question, namely whether the fund defendants' disclosures were adequate under the federal securities laws and regulations promulgated thereunder. *See*

Franchise Tax Board of California v. Construction Laborer Vacation Trust, 463 U.S. 1, 9 (1983); *Smith v. Kansas City Title & Trust Co.*, 255 U.S. 180 (1921).

6. To the extent that any of the claims in the State Court Action are not completely preempted by federal law and do not raise a substantial federal question, this Court has jurisdiction over those claims pursuant to 28 U.S.C. §§ 1367(a) or 1441(c).

REMOVAL IS TIMELY

7. This Notice of Removal is timely filed as required by 28 U.S.C. § 1446(b) because it has been filed prior to 30 days after any defendant has been served with the Summons and Complaint. *Murphy Bros., Inc. v. Michetti Pipe Stringing, Inc.*, 526 U.S. 344, 350-51 (1999).

REMOVAL PROCEDURE

8. Joinder of all defendants in this Notice of Removal is unnecessary because no defendant has been served with the Summons and Complaint. *See, e.g., Parker v. Johnny Tart Enters.*, 104 F. Supp. 2d 581, 584 (M.D.N.C. 1999) ("[W]ithin the Fourth Circuit . . . [a] defendant need not join in or consent to the notice of removal if . . . the non-joining defendant has not been served with service of process at the time the notice of removal is filed").

9. Defendants have served written notice of the removal of this action upon all adverse parties and has filed such notice with the Clerk of the Circuit Court of Marshall County, West Virginia, as required by 28 U.S.C. § 1446(d).

10. Defendants are represented by the undersigned counsel who certifies, pursuant to Rule 11 of the Federal Rules of Civil Procedure, that the foregoing is true and correct.

WHEREFORE, defendants remove the State Court Action brought by the Attorney General now pending in the Circuit Court of Marshall County, West Virginia, to this Court.

Date: May 31, 2005

JANUS CAPITAL GROUP INC., JANUS CAPITAL MANAGEMENT LLC, and LIBERTY RIDGE CAPITAL f/k/a PILGRIM BAXTER & ASSOCIATES, LTD.

Defendants,

By Counsel:



Rebecca A. Betts (W.Va. State Bar No. 0329)
James S. Arnold (W. Va. State Bar No. 0162)
Ann M. Oxenham (W. Va. State Bar No. 9600)
ALLEN GUTHRIE McHUGH & THOMAS, PLLC
500 Lee Street, E., Suite 800
P. O. Box 3394
Charleston, WV 25333-3394
(304) 720-7250

STATE OF WEST VIRGINIA

COUNTY OF MARSHALL

I, DAVID R. EALY, CLERK OF THE CIRCUIT COURT OF MARSHALL COUNTY, WEST VIRGINIA, HEREBY CERTIFY THAT THE FOREGOING ARE A TRUE AND EXACT COPY OF THE ORIGINAL PAPERS FILED ON THE RECORD IN THE WITHIN ACTION OF **DARRELL MCGRAW, JR.** VS **AIM ADVISORS, INC. ET AL** 05-C-81M.

GIVEN UNDER MY HAND AND SEAL THIS 26TH DAY OF MAY, 2005.

DAVID R. EALY, CLERK

BY: [signature]
Deputy Clerk


EXHIBIT
A

IN THE CIRCUIT COURT OF MARSHALL COUNTY, WEST VIRGINIA

DARRELL V. MCGRAW, JR.,
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA,

Plaintiff,

v.

Civil Action No. 05-C-81M

AIM ADVISORS, INC., and
AIM DISTRIBUTORS, INC.,
INVESCO FUNDS GROUP, INC.,

FRED ALGER MANAGEMENT INC.,
FRED ALGER & COMPANY, INC.,

ALLIANCE CAPITAL MANAGEMENT, L.P.,
ALLIANCE CAPITAL MANAGEMENT HOLDING L.P.,

JP MORGAN INVESTMENT ADVISORS INC.,
f/k/a BANC ONE INVESTMENT ADVISORS
CORPORATION,
JP MORGAN CHASE & CO.,

COLUMBIA MANAGEMENT ADVISORS, INC.,
COLUMBIA FUNDS DISTRIBUTOR, INC.

FRANKLIN ADVISERS, INC.,
FRANKLIN RESOURCES, INC.,

JANUS CAPITAL GROUP INC.,
JANUS CAPITAL MANAGEMENT LLC,

PILGRIM BAXTER &
ASSOCIATES, LTD.,

PA FUND MANAGEMENT LLC, f/k/a PIMCO
Advisors Fund Management LLC, PEA CAPITAL LLC,
f/k/a PIMCO Equity Advisors LLC, PA DISTRIBUTORS LLC,
f/k/a PIMCO Advisors Distributors LLC,

STRONG CAPITAL MANAGEMENT, INC.,
STRONG INVESTOR SERVICES, INC.,
STRONG INVESTMENTS, INC.,

CANARY CAPITAL PARTNERS LLC,
CANARY INVESTMENT MANAGEMENT, LLC,
CANARY CAPITAL PARTNERS, LTD.,
EDWARD STERN,

SECURITY BROKERAGE INC.,
DANIEL CALUGAR

VERAS INVESTMENT PARTNERS, LLC,
JAMES MCBRIDE,
KEVIN LARSEN,

JOHN DOE CORPORATIONS 1 THROUGH 1000 and JOHN DOE INVESTORS 1 THROUGH 1000,

Defendants.

COMPLAINT AND PETITION FOR WRIT OF QUO WARRANTO

The State of West Virginia ex rel. Darrell V. McGraw, Jr., Attorney General ("the State") brings this Complaint pursuant to the West Virginia Consumer Credit and Protection Act, W.Va. Code § 46A-1-101, *et seq.* ("the Act") and this Petition for Writ of Quo Warranto pursuant to W.Va. Code §§ 53-2-1, *et seq.* Because the defendants herein have violated the Act and/or misused their corporate franchises and privileges, the State brings these claims. The State seeks injunctive relief, civil penalties, investigative costs, and attorney's fees.

I. PARTIES

1. The State brings this action by and through Darrell V. McGraw, Jr., the Attorney General of the State of West Virginia. The Act authorizes the Attorney General to bring this action on behalf of the State. W.Va. Code §§ 46A-7-108 through 46A-7-111. The Attorney General is authorized to seek the writ of quo warranto. W.Va. Code §§ 53-2-1, 53-2-2.

2. AIM Advisors, Inc. (hereinafter referred to as "AIMA") is a Delaware corporation with its principal offices in Houston, Texas. At all relevant times herein, AIMA was a registered investment advisor and the investment advisor for a number of mutual funds marketed as the AIM Funds. AIM Distributors, Inc. ("AIMD") is a Delaware corporation with its principal offices in Houston, Texas. At all relevant times herein, AIMD was the primary distributor and principal underwriter for AIM Funds. AIMA and AIMD are sometimes hereinafter collectively known as the "AIM Funds."

3. Invesco Funds Group, Inc. (hereinafter referred to as "Invesco Funds" or "IFG") is a Delaware corporation headquartered in Denver, Colorado. Prior to 2003 it was the investment advisor to the Invesco Funds complex. AIMA is the successor in interest to IFG.

4. Fred Alger Management Inc. (hereinafter referred to as "Alger Management") is a foreign corporation with its principal offices located in New York, NY. Alger Management manages the Alger Fund Group of mutual funds. Fred Alger & Company, Inc. (hereinafter referred to as "Alger Company") is a New York Corporation with its principal offices in New York, NY. Alger Company is the parent corporation of Alger Management and, along with Alger Management, markets and sells a group of mutual funds branded with Alger name. Alger and Alger Management are sometimes hereinafter collectively known as "Alger" or the "Alger Defendants."

5. Alliance Capital Management LP (hereinafter referred to as "ACM") is a Delaware limited partnership located in New York, New York. ACM manages a number of mutual funds. Alliance Capital Management Holding L.P. ("Alliance Holding") is a publicly traded Delaware limited partnership located in New York, New York and a

general partner of ACM and, along with ACM, markets and sells a group of mutual funds branded with Alliance name. ACM and Alliance Holding are hereinafter collectively known as "Alliance."

6. At all relevant times herein, Banc One Investment Advisors Corporation was an Ohio corporation, headquartered in Columbus, Ohio (hereinafter referred to as "BOIA"). At all relevant times BOIA was a wholly owned subsidiary of Bank One, National Association (Ohio), which in turn was a wholly owned subsidiary of Bank One Corporation (hereinafter referred to as "Bank One"). Following Bank One's merger with JP Morgan Chase & Co., BOIA became JP Morgan Investment Advisors, Inc. (hereinafter referred to as "JPMIA"). At all relevant times herein, BOIA provided discretionary investment management services to individuals and companies, including One Group Mutual Funds, a Bank One-sponsored mutual-fund complex. JP Morgan Chase & Co., a foreign corporation with its principal offices in New York, New York is the parent corporation of JPMIA f/k/a BOIA and, along with JPMIA and/or BOIA, markets and sells a group of mutual funds branded with JPMIA/BOIA name. JP Morgan Chase & Co. and JPMIA f/k/a BOIA are hereinafter collectively known as "One Group Mutual Funds."

7. Columbia Management Advisors, Inc. (hereinafter referred to as "Columbia Advisors"), an Oregon corporation formerly known as Columbia Management Company, is a wholly-owned subsidiary of Columbia Management Group, Inc. (hereinafter referred to as "Columbia Management"), which is a wholly-owned subsidiary of FleetBoston Financial Corporation. Columbia Advisors, which has offices

in Boston, has been an investment adviser to 140 Columbia Finds. Columbia Advisors, and Columbia Management are hereinafter collectively referred to as "Columbia Finds."

8. Franklin Advisers, Inc. (hereinafter referred to as "Franklin") is a foreign corporation headquartered in San Mateo, California. Franklin is a wholly owned subsidiary of Franklin Resources, Inc., a Delaware corporation headquartered in San Mateo, California. Franklin Resources, along with Franklin markets and sells mutual funds under the Franklin Templeton name. Franklin and Franklin Resources are hereinafter collectively referred to as "Franklin Templeton."

9. Janus Capital Management LLC (hereinafter referred to as "JCM") is a Delaware limited liability company headquartered in Denver, Colorado. JCM is an investment adviser to the certain mutual funds marketed and sold by JCM and Janus Capital Group Inc. (hereinafter referred to as "JCG"), its parent corporation. JCM and JCG are hereinafter collectively referred to as "Janus."

10. Massachusetts Financial Services Co. (hereinafter referred to as "MFS"), is a Delaware corporation headquartered in Boston, Massachusetts. MFS is the investment adviser and sponsor of certain mutual funds, including a group of over 100 funds known as the MFS Retail Funds.

11. Pilgrim Baxter & Associates, Ltd. (hereinafter referred to as "PBA") is foreign corporation headquartered in Wayne, Pennsylvania that serves as the investment advisor to the PBHG Funds, a Delaware statutory trust and a family of 18 mutual funds. PBA is an indirect wholly owned subsidiary of Old Mutual, PLC, which is an international financial services company based in London, England.

12. PA Fund Management LLC, f/k/a PIMCO Advisors Fund Management LLC (hereinafter referred to as "PAFM"), a Delaware limited liability company headquartered in New York, New York, is a registered investment adviser. PAFM is the administrator and investment adviser for the PIMCO Equity Funds: Multi-Manager Series ("the PIMCO Funds"). PAFM provides investment services to the PIMCO Funds. PEA Capital LLC, f/k/a PIMCO Equity Advisors LLC ("PEA"), a Delaware limited liability company headquartered in New York, New York, is a registered investment adviser. PAFM used PEA as an investment sub-adviser for several of the Funds including the Select Growth Fund, PEA Opportunity Fund, PEA Target Fund, PEA Innovation Fund, and other PIMCO funds. PAFM gave PEA full investment discretion and the power to make determinations with respect to the investment of a fund's assets. PA Distributors LLC, f/k/a PIMCO Advisors Distributors LLC (hereinafter referred to as "PAD"), a Delaware limited liability company headquartered in Stamford, Connecticut, is a registered broker-dealer. PAD is the distributor for the PIMCO Funds. PAFM, PEA, and PAD are hereinafter collectively referred to as "PIMCO."

13. Strong Capital Management, Inc. ("SCM"), a foreign corporation with its headquarters in Menomonee Falls, Wisconsin, is a registered investment adviser to the Strong Mutual Funds Complex, which consists of the family of Strong mutual funds. Strong Investor Services, Inc. ("SIS"), headquartered in Menomonee Falls, Wisconsin is SCM's transfer agent, and Strong Investments, Inc. ("SII"), a foreign corporation with its headquarters in Menomonee Falls, Wisconsin, is a registered broker-dealer and distributor of the Strong mutual funds. SCM, SIS, and SII are hereinafter collectively referred to as "Strong Funds."

14. Canary Capital Partners, LLC is a New Jersey Limited Liability Company headquartered in Secaucas, New Jersey. Canary Capital Management, LLC is a New Jersey Limited Liability Company headquartered in Secaucas, New Jersey. Canary Capital Partners, Ltd is Bermuda Limited Liability Company. Edward J. Stern is the CEO of the Canary companies. Stern and his entities operated a hedge fund which participated in much of the illegal activity set forth herein. Canary Capital Partners, LLC, Canary Capital Management, LLC, Canary Capital Partners, and Edward J. Stern are hereinafter collectively referred to as "Canary."

15. Security Brokerage Inc. was at all relevant times a broker dealer firm located in Las Vegas, Nevada. Daniel Calugar is its owner and CEO. Calugar and Security participated in the illegal activity as set forth herein for their own profit. Security Brokerage, Inc. and Calugar are hereinafter collectively referred to as "Security."

16. Veras Investment Partners, LLC ("Veras") is a Texas Limited Liability Company located in Sugar Land Texas. James McBride and Kevin Larsen are its founders and managing members. Veras operated as a hedge fund and participated, along with McBride and Larsen, in the illegal activity set forth herein. Veras, McBride, and Larsen are hereinafter collectively referred to as "Veras."

17. John Doe Corporations 1 through 1000 and John Doe Investors 1 through 1000 are the unknown illegal purchasers of the fund shares from the fund defendants as set forth herein.

18. At all times complained of herein, defendants were acting for and on their own behalf and as agents, ostensible agents, servants and/or employees, one of the other, in the course and scope of their employment, agency and/or ostensible agency.

19. At all times complained of herein, defendants were acting as conspirators, one of the other, and with unnamed persons, firms and corporations in common goals, schemes and designs for the goals and purposes as herein alleged and complained of.

20. At all times complained of herein, defendants entered into a joint venture, one with the other, and with unnamed persons, firms and corporations for the goals and purposes as herein alleged and complained.

II. JURISDICTION AND VENUE

21. Subject matter jurisdiction over the State's claims herein is founded on Article VIII, Section 6 of the West Virginia Constitution, W.Va. Code § 51-2-2, and W.Va. Code § 53-2-2. The Attorney General has the power to bring these claims on behalf of the State under the provisions of W.Va. Code §§ 46A-7-101, *et seq.* and §§ 53-2-1, *et seq.*

22. This Court's subject matter jurisdiction is exclusive. This is an action brought by the State in its governmental capacity by and through the Attorney General. Complete diversity of citizenship is lacking due to the fact that the State is not a citizen of any state for diversity purposes. The State asserts no claim arising out of the laws of the United States and disclaims and explicitly is not bringing any claim arising under or completely preempted by the laws (common, statutory, and administrative) of the United States. The State further disclaims any such claim that would support removal of this action to a United States District Court on the basis of federal question jurisdiction.

23. This Court has personal jurisdiction and venue over the defendants as they conduct business in this County and this State.

24. Venue is also proper pursuant to W.Va. Code §§ 46A-7-114, 52-2-2, and 56-1-1(a)(2).

III. STATEMENT OF FACTS

25. This is an action brought by the State against those in the mutual fund industry who have engaged in unfair or deceptive acts or practices and unconscionable conduct in marketing and selling investment services without disclosing to ordinary consumers (to which defendants owed fiduciary duties) that the fund defendants were allowing certain select consumers (including some of the defendants herein) special privileges not available to other consumers. In providing these special privileges, ordinary consumers were damaged.

26. The fund defendants are in the business of providing investment services. One method they use to provide investment services is by using their investment professionals to select and purchase groups of stocks, bonds, or other securities and packaging them as a single investment commonly known as a mutual fund. The fund defendants then manage, market, and sell the funds to consumers. When the underlying investments selected by the managers of the mutual funds increase in value or provide other returns, the gains and returns are passed on to the consumer purchasers of the funds, less the costs incurred in managing the funds. The costs include the fees charged by the fund defendants for their investment, management, and sales services.

27. For each of the mutual funds managed by the fund defendants, the defendants disseminate a prospectus, a document providing information regarding the management of the fund. Included in the prospectuses of the mutual funds managed by

the fund defendants are certain rules regarding purchasing investments in the funds including limitations on trading the funds and disclosures on how the funds are priced.

28. Mutual funds are priced based on the net value of the assets included in the funds (the net asset value or "NAV"). Under the so-called forward pricing rule, purchases or sales in the mutual funds at issue herein are priced at the next NAV calculated after an order is received. With respect to the funds at issue herein, the mutual fund defendants calculate NAVs once per day at 4 PM Eastern Time. Thus, while the value of the assets included in the NAV may increase or decrease during the trading day, a decision to purchase or sell received before 4 PM should be priced at the NAV calculated on the day of the trade while trades received after 4 PM should instead be priced at the next-day net asset value.

29. Sometimes a short-term discrepancy between the expected current price of a security and the stale value of that security used in the NAV occurs. International funds are vulnerable to this stale pricing due to differences between time zones. Periodically, events that could reasonably be expected to impact the value of a security or an entire market occur after a security has been priced in a foreign market. Examples of events might be a major political announcement or resignations of employees critical to the operation of a company. In these circumstances, the closing mutual fund price(s) may not fully reflect the expected current value(s) of the affected security(ies); these prices are sometimes referred to as 'stale' prices.

30. When stale pricing exists, a sophisticated purchaser can take advantage of the stale price by purchasing the funds when the stale price is less than the expected NAV and then selling the funds after the price rises to take into account the new information.

"Market timing" refers to the practice of short term buying and selling of mutual fund shares in order to exploit these inefficiencies in mutual fund pricing.

31. The profits made by the market timer come at the expense of the long-term investors. Market timing can dilute the value of mutual fund shares to the extent that a timer is permitted to buy and sell shares rapidly and repeatedly to take advantage of arbitrage opportunities. In addition, market timing raises transaction costs for the fund as managers incur expenses buying and selling sufficient quantities of the underlying fund assets to satisfy the increased volume caused by the short-term trading. Market timing can create the need for the fund to keep additional cash to cover redemptions and result in increased custody, trading, and transaction costs.

32. Consequently, mutual fund managers often maintain policies and procedures to detect and prevent timing, such as limiting the number of trades, imposing early redemption fees or exercising discretion to cancel timers' purchases. Prospectuses for mutual funds contain these restrictions and often contain representations that the fund seeks to deter timers. These representations are designed to reassure mutual fund customers that their investments in the funds and returns therefrom will not be diluted by short-term traders.

33. As is set forth in greater detail below, restrictions on market timing were not uniformly applied by the fund defendants. Certain select consumers were permitted to engage in market timing in violation of the prospectus restrictions in exchange for agreements by the select consumers to purchase other investment products and services offered by the defendants. These activities increased the ultimate costs of the investment services purchased by the ordinary consumers and increased the profits of the market

timers and fund defendants. The ordinary consumers were not told that the fund defendants' promises that market timing restrictions would be enforced were being regularly broken for select consumers who would provide the fund defendants with additional income earning opportunities as the quid pro quo for allowing market timing.

34. In addition to the quid pro quo arrangements allowing market timing by the fund defendants, certain of the fund defendants improperly failed to enforce the prospectus restrictions on market timing.

35. In addition to market timing, some of the fund defendants permitted certain consumers to engage in the practice of "late trading." Late trading as used herein refers to the practice of accepting an order to purchase or sell a mutual fund after 4:00 PM while using the 4:00 PM NAV for that day. Late traders purchase mutual fund shares after the supposed 4 PM close of the market based on news released after the market closes or on the direction the futures markets indicate the next day's open will take resulting in a virtually guaranteed profit.

36. As was the case with market timing, late trading was allowed by the fund defendants in exchange for quid quo pro arrangements with some of the fund defendants and others. The short-term trading conducted by the market timers was not disclosed to the long-term consumers and harmed them in the same manner as market timing.

37. The Mutual Fund defendants owe a fiduciary duty to their mutual fund advisory clients — a duty of utmost good faith and full and fair disclosure of all material facts and material conflicts of interest. This fiduciary duty required the Mutual Fund Defendants to act for the benefit of their mutual fund clients and not to use their clients' assets to benefit themselves and select others.

38. The purchaser defendants received large profits from the illegal activities and their agreements with the fund and broker defendants constituted conspiracy, aiding and abetting, and/or joint venture agreements.

39. The mutual funds in which market timing and/or later trading was permitted were marketed or sold in this State.

AIM Funds

40. The prospectuses for many of the mutual funds sold by AIM contained restrictions on Market Timing and representations that the fund managers sought to deter Market Timing. From at least 2001 through 2004, the prospectuses for AIM Funds indicated to the public that shareholders were limited to 10 exchanges per calendar year:

> You are limited to a maximum of 10 exchanges per calendar year, because excessive short-term trading or market timing activity can hurt fund performance. If you exceed that limit, or if an AIM Fund or the distributor determines, in its sole discretion, that your short-term trading is excessive or that you are engaging in market timing activity, it may reject any additional exchange orders. An exchange is the movement out of (redemption) one AIM Fund and into (purchase) another AIM Fund.

In spite of these restrictions on Market Timing, certain select large investors were exempted from the AIM Market Timing restrictions. These exceptions, which were contrary to the statements in the prospectuses for the AIM funds were not disclosed to other investors or the independent members of the boards of the funds.

41. Some of the traders who were allowed to violate the AIM Market Timing Rules had special arrangements with AIM whereby the trader would be allowed Market Timing "capacity" in exchange for a commitment to maintain funds in other AIM funds. Officers of Respondents were aware of these agreements and referred to the sums committed to other funds as "sticky assets." During the relevant time period, there were

at least 10 of these arrangements with market timers. The arrangements led to market timers engaging in tens of millions of dollars in trades made in violation of the prospectus limitations.

42. In addition to the sticky asset agreements, AIM also allowed other persons known to it to engage in frequent market timing activity. In addition, while some market timers were given limits, Respondents did not even sufficiently enforce these limits and some of the market timers engaged in more exchanges than permitted by their market timing arrangements.

43. AIM profited from the timing arrangements through increased advisory fees earned as a result of the deposits in the timed funds and the fees earned from the deposits of sticky assets. These earnings were at the expense of the other shareholders of the effected funds who were unaware of the Respondents' actions.

Alger Funds

44. The prospectuses for many of the mutual funds sold by Alger contained restrictions on market timing and representations that the fund managers sought to deter market timing. For example, the prospectus for one family of funds within the Alger complex (the "Alger Fund"), indicated that investors could make only six exchanges, or trades, of mutual funds per year.

45. Senior Alger executives oversaw the creation of "timing police" who were employees tasked with the identification of investors engaging in market timing in funds in which the prospectuses barred such conduct. When the Alger timing police discovered market timing activity, they were supposed to require the investors to redeem their shares of Alger mutual funds.

46. In spite of these restrictions on market timing, certain investors were exempted from the Alger market timing restrictions. Alger developed a policy to allow investors to engage in otherwise prohibited market timing who agreed to commit assets to certain Alger Management mutual funds on a buy and hold basis. This practice is also known as "sticky assets" or "sticky funds." Senior Alger officers personally oversaw the practice whereby those seeking to be allocated market timing capacity in Alger mutual funds were required to commit 20 percent of their total investment in "sticky assets."

47. Allocation of timing capacity was pervasive. By 2003, over $200,000,000.00 were placed in Alger mutual funds for the purpose of market timing.

48. The Alger Defendants knew that the Alger mutual fund prospectuses did not disclose that Alger permitted select investors to engage in market timing in violation of the restrictions imposed on all other investors. The Alger Defendants also understood that the Alger mutual fund prospectuses did not disclose that Alger required investors seeking to time Alger funds to maintain buy and hold positions in other mutual funds managed by Alger Management. The Alger Defendants further understood that Alger Management did not disclose that it treated investors differently based on whether they had entered into timing agreements in exchange for buy and hold positions. Finally, the Alger Defendants knew that allowing investors to engage in market timing of Alger mutual funds harmed other shareholders in the funds subject to market timing.

49. Alger and those customers allowed to engage in market timing profited from the practices at the expense of the other purchasers of Alger mutual funds who were deceived into believing that Alger consistently applied its trading rules.

Alliance

50. The prospectuses for many of the mutual funds sold by Alliance contained restrictions on market timing and representations that the fund managers sought to deter market timing. For example, with respect to the purchase and sale of shares of the mutual funds, the Alliance prospectuses stated: "A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when there appears to be evidence of a pattern of frequent purchases and sales made in response to short-term considerations." In addition, the prospectuses for each of the Alliance mutual funds stated: "You should consider an investment in the Fund as a long-term investment."

51. Alliance incorporated these provisions because it was aware that market timing was detrimental to the interests of the long-term purchasers. For example, Alliance explained that restrictions on market timing were due to the need to reduce risk to long-term shareholders: "Alliance goes to great lengths to minimize excessive exchange activity/market timing. This type of activity exposes both our funds and our funds' shareholders to unnecessary financial risk."

52. Because of this Alliance set up systems to discover Market Timers and stop the harmful trading. When it discovered Market Timers, Alliance would cancel the trade and notify the timers that restrictions on timing were necessary because "short-term trading is detrimental to the mutual fund."

53. The restrictions on market timing were not uniformly enforced at Alliance. Indeed, once Alliance discovered that it could profit from some Market Timers, it even hired a "Market Timing Supervisor" to administer the interactions between Alliance and timers.

54. Alliance made several agreements with Daniel Calugar, owner of Security Brokerage in Las Vegas, Nevada. Calugar's timing capacity, peaked at $220 million in certain Alliance mutual funds in exchange for Calugar's agreement to invest in hedge funds run by some of the same portfolio managers overseeing the Alliance mutual funds.

55. For example, Alliance Capital granted Calugar $150 million timing capacity -- the right to make multiple roundtrip trades up to $150 million each -- in the AllianceBernstein Technology Fund in return for a $30 million investment in a hedge fund managed by the same portfolio managers.

56. Calugar received extensive benefits from this agreement. From 2001 to 2003, Calugar made over $60 million in profits from timing Alliance mutual funds. The Alliance funds, on the other hand, decreased in value due to market timing.

57. Alliance also granted timing capacity to a group of entities affiliated with Canary Investment Management, LLC and controlled by Edward J. Stern (hereinafter collectively "Canary"). By July 2003, Canary had over $110 million in timing assets in Alliance funds. Canary obtained this timing capacity in exchange for investing in Alliance hedge funds, other Alliance mutual funds, and Alliance private capital management accounts from which Alliance Capital earned fees.

58. Alliance also shared confidential information with Canary regarding the specific securities and their weighted value owned by Alliance mutual funds. Alliance Capital did not disclose this information to the public except at certain specified times during the year. On a number of occasions, however, this information was released to Canary in contravention of Alliance's confidentiality policies. Canary used this information to profit from market timing during falling markets.

59. The Alliance timing arrangements were not limited to Calugar and Canary. Alliance also negotiated timing capacity with over 17 brokers. The arrangements with the brokers were made through arrangements between the Alliance Market Timing Supervisor and the brokers. The Market Timing Supervisor required approved timers to invest an amount typically equal to 10 percent of the timing assets into other investments managed by Alliance. These arrangements were promoted by Alliance by paying commissions to its broker wholesalers on the sticky assets received in exchange for timing capacity.

One Group Mutual Funds

60. One Group Mutual Fund prospectuses restricted exchange activity in all One Group funds. One Group reserved the right to reject any exchange request if One Group reasonably believed that the exchange would adversely affect shareholders. The One Group Mutual Fund specifically limited the movement of any investment between funds to "two substantive exchange redemptions within 30 days of each other." With respect to its international funds, in November 2001, One Group began imposing a 2% early redemption fee for any international fund redemption made within 90 days of purchase.

61. In spite of these restrictions One Group Mutual Fund allowed certain investors to avoid these restrictions. One market timer was permitted over 100 exchange transactions between funds in violation of the prospectus restrictions netting an almost $1.25 million profit at the expense of the other fund shareholders.

62. One Group Mutual Fund also allowed Stern to engage in market timing in exchange for Stern borrowing $15 million from Bank One and placing the proceeds and

$15 million of Stern's funds in certain One Group Mutual Fund accounts. Stern engaged in a substantial volume of market timing trades without paying over $4 million in redemption fees required by the prospectuses.

63. Other large investors were also permitted to trade without paying the required redemption fees.

64. One Group Mutual Fund also provided confidential portfolio information to certain large investors including Stern.

Columbia Funds

65. During the relevant period, Columbia Advisors made representations to investors in the fund prospectuses that the funds did not permit market timing or other short-term or excessive trading because of its harmful effect on the funds. In addition, the prospectuses provided that the funds involved would allow no more than three or four exchanges per fund per year. These statements in the prospectuses were issued to clients and potential clients by both Columbia Advisors and Columbia Distributor.

66. In spite of these restrictions, Columbia Distributor secretly entered into arrangements with at least nine companies and individuals, allowing them to engage in frequent short-term trading in at least seven Columbia Funds, including international funds and a fund aimed at young investors. Columbia Management Advisors knew and approved of all but one of the short-term trading arrangements, and it allowed the arrangements to continue despite knowing such trading could be detrimental to long-term shareholders in the funds. These arrangements increased the advisory fees earned by Columbia Advisors and the compensation paid to Columbia Distributor.

67. The defendants entered into and/or approved these arrangements despite the fact that they knew or suspected that these investors were engaged in "market timing." After entering into these arrangements, the nine companies and individuals engaged in frequent short-term or excessive trading in at least sixteen different Columbia Funds.

68. Further, in connection with certain of the arrangements, Columbia Distributor insisted upon receiving so-called "sticky assets" - long-term investments that were to remain in place in return for allowing the investors to actively trade in the funds. In some cases, Columbia Distributor required investors who wanted to engage in frequent short-term trading in certain Columbia Funds to place long-term assets in other Columbia Funds. Such arrangements benefited Columbia Advisors and Columbia Distributor, but posed risks for investors in the funds in which short-term trading was allowed.

69. Throughout the relevant period, these defendants never disclosed to the long-term shareholders of the Columbia Funds or to the independent trustees of the Columbia Funds the special arrangements they made with these short-term or excessive traders and the potential harm these arrangements posed to the relevant Columbia Funds. The Defendants also did not disclose the resulting conflicts of interest these arrangements created between Columbia Advisors and its clients. Nor did these defendants disclose the conflicts of interest created by the disparate treatment of investors in the same fund, which was a result of these arrangements (i.e., while investors with special arrangements were allowed to engage in frequent trading, those without such arrangements were not).

Franklin Templeton

70. During all relevant times herein, Franklin Templeton fund prospectuses have contained language restricting market timing activity. The prospectuses state to the

effect that a shareholder who engages in more than two round-trips (a purchase into a fund followed by sale out of the fund) in a calendar quarter "will be" considered a market timer, or "may be" considered a market timer. Prospectuses have also indicated that shareholders who buy or sell in amounts equal to at least $5 million, or more than 1% of the fund's net assets, "may be" or "will be" considered market timers. Some fund prospectuses absolutely prohibited investments by market timers, while others have said the fund "may" reject market timers.

71. In August 2001, Franklin gave a known market timer permission to time a mutual fund that flatly prohibited market timers. At about the same time, the market timer invested $10 million in a new Franklin Templeton hedge fund.

72. In August 2001, the timer wrote emails to the subsidiary employee asking for permission to conduct up to twelve round-trips per quarter of up to $45 million each in a Franklin Templeton mutual fund for which Franklin served as investment adviser. The timer stated that in return for the trading privileges he sought, he would invest $10 million in the hedge fund.

73. The prospectus for the mutual fund stated that the fund did "not allow investments by Market Timers" and Franklin knew that the timer was a market timer. Nonetheless, Franklin granted the timer's request to trade in the mutual fund. The subsidiary employee struck an arrangement with the timer under which the timer's investment in the hedge fund was linked to his being able to conduct the round-trips in the mutual fund.

74. In early September 2001, the timer put $10 million in the hedge fund, becoming its first investor. From mid-September through late October, the timer made three round-trips of roughly $20 million in the mutual fund.

75. In addition, brokers selling Franklin Templeton shares placed almost $90 million in market timing trades that violated the Franklin Templeton prospectuses.

Invesco Funds

76. The prospectuses for many of the mutual funds sold by IFG contained restrictions on Market Timing and representations that the fund managers sought to deter Market Timing. For example, from 1997 through late 2003, the prospectuses for the IFG funds indicated to the public that shareholders would be limited to "four exchanges out of each fund per twelve-month period. The prospectuses further noted that "[e]ach Fund reserves the right to reject any exchange request, or to modify or terminate the exchange policy, if it is in the best interests of the Fund."

77. In spite of these restrictions on Market Timing, certain select large investors were exempted from the IFG Market Timing restrictions. These exceptions, which were contrary to the statements in the prospectuses for the IFG funds were not disclosed to other investors or the independent members of the boards of the funds.

78. From mid-2001 through late 2003, IFG allowed more than sixty separate broker dealers, hedge funds, and investment advisors to trade in violation of the IFG's stated restrictions on Market Timing. These traders engaged in frequent trading designed to implement Market Timing strategies in over nine different IFG mutual funds. The secret market timers selected by the Respondents who were permitted to make frequent

trades made Market Timing trades worth hundreds of millions of dollars in IFG mutual funds.

79. Some of the traders who were allowed to violate the IFG Market Timing Rules had special arrangements with IFG whereby the trader would be allowed Market Timing "capacity" in exchange for a commitment to maintain funds in other IFG funds. Invesco referred to those specific instances where it had a specific agreement with a market timer as "Special Situations" and the sums committed to other funds as "sticky money." Pursuant to IFG policy, no written records were kept of the details of the Special Situation arrangements.

80. In addition to the Special Situation agreements, IFG also allowed other persons known to it to engage in frequent market timing activity which did not involve specific agreements. Finally, in addition to the explicit arrangements, IFG failed to police its funds by keeping track of the number of exchanges made by investors with less than $100,000 in funds allowing a number of these smaller investors to engage in prohibited Market Timing.

81. Over the course of the period between 2001 and late 2003, IFG became aware of the fact that various IFG funds were being harmed by Market Timing as fund managers complained about the disruptive consequences of the Market Timing traders.

Janus

82. By 2001, Janus and the Janus funds had adopted limits on trading that sought to prevent market timing due the adverse impact that market timing has on the funds. During the relevant time periods the prospectuses for these funds stated that Janus did not permit frequent trading or market timing in these funds. The prospectuses also

stated that frequent trading in the funds could disrupt portfolio investment strategies and increase fund expenses for all fund shareholders, and stated that the funds were not intended for market timing or excessive trading. Between November 2001 and September 2003, Janus provided these prospectuses to shareholders and prospective shareholders in the funds.

83. Between November 2001 and September 2003, Janus entered into or maintained agreements with 12 Market Timers that allowed those entities to "market time" mutual funds for which Janus was the investment adviser. These agreements permitted the Market Timers to trade far more frequently than other shareholders. Some of the market timers were permitted to make frequent trades of up to tens of millions of dollars each in the mutual funds.

84. Certain Janus funds in which Market Timers engaged in frequent trading assessed redemption fees. These redemption fees were adopted to offset brokerage commissions and other costs associated with changes in the mutual funds' asset level and cash flow due to short-term trading. A single such fund assessed redemption fees for the entire time period from November 2001 through August 2003. Other such funds assessed redemption fees beginning in March or June 2003. As part of its agreements with the Market Timers, Janus waived redemption fees for their trading in these funds.

85. In connection with some of its market timing agreements, Janus required the approved Market Timer to maintain, or "park," "sticky assets" in Janus mutual funds that were not being timed. In other instances, Janus understood that the total amount of a Market Timer's investments in Janus mutual funds would be substantially greater than the daily trade limits set by Janus for that Market Timer.

86. In addition to the management fees it received from assets being timed by the Market Timers, Janus received additional management fees from the non-timed assets that the Market Timers parked in Janus funds.

87. Most of the market timing under the timing agreements occurred within seven Janus funds. Collectively, the timing activity by the Market Timers caused a substantial amount in dilution to the affected Janus mutual funds and thereby harmed the long-term shareholders of the funds.

88. Between November 2001 and September 2003, Janus's single largest timer was permitted to time at least seven Janus funds, making more than 500 trades that included total purchases of more than $2.5 billion dollars. By the Summer of 2003, the Largest Timer had as much as $263,000,000 invested in Janus funds at any given time. Janus did not assess applicable redemption fees against the Largest Timer for its short-term trading activity.

89. In an effort to effectuate the prohibition on market timing set forth in the funds' prospectuses, Janus regularly monitored and policed market timing and frequent trading in the funds and took steps, in certain circumstances, to stop such trading when it was identified, including barring shareholders from the funds. At the same time it was policing market timing and frequent trading, and prohibiting other shareholders from engaging in it, Janus allowed the Market Timers to engage in these practices.

90. In the Fall of 2002, as part of Janus's efforts to combat market timing in Janus mutual funds, Janus's then Chief Executive Officer commissioned an internal study to examine the market timing problem and make recommendations to address the problem. At the conclusion of this study, a report was prepared that highlighted the

adverse impacts associated with market timing in mutual funds, identified the fact that Janus had approved market timing agreements, and recommended that these agreements be terminated. Nevertheless, JCM did not terminate its approved market timing relationships at this time and continued to enter into agreements with Market Timers until July 2003.

MFS

91. During the relevant time period, the prospectuses of MFS Retail Funds had restrictions on and discouraged market timing. For example, the in April 2002, the prospectus disclosures for the MFS Retail Funds contained the this statement:

> The MFS Funds do not permit market timing or other excessive trading practices that may disrupt portfolio management strategies and harm fund performance. As noted above, the MFS Funds reserve the right to reject or restrict any purchase order (including exchanges) from any investor. The MFS funds will exercise these rights, including rejecting or canceling purchase and exchange orders, delaying for up to two business days the processing of exchange requests, and restricting the availability of purchases and exchanges through telephone requests, facsimile transmissions, automated telephone services, internet services or any electronic transfer service, if an investors trading, in the judgment of MFS Funds, has been or may be disruptive to a fund. In making this judgment, the MFS Funds may consider trading done in multiple accounts under common ownership or control.

92. The MFS prospectus disclosures described above were deceptive and misleading because MFS policies allowed extensive market timing in MFS Funds from at through late-2003.

93. These policies led to widespread market timing in MFS Funds. MFS's own internal estimates reported that MFS market timers held approximately $2 billion in assets in May, 2003 which represented 5 percent of all MFS fund assets.

94. In addition to permitting market timing, MFS directed recognized market timers into its funds. MFS routinely provided certain broker-dealers with its internal policy allowing market timing in its funds, and routinely directed known market timers to its funds.

95. In addition to market timing, extensive illegal late trading was also allowed in MFS funds. MFS failed to detect and/or stop the late trading in its funds that was being conducted by many of the market timers and others.

96. The pervasive and extensive market timing and late trading in the MFS funds caused extensive damage and disruption to the funds. Over the relevant time period numerous MFS employees reported to management regarding the damages caused by the late trading and market timing. Their warnings and cautions were, however ignored.

97. MFS profited from allowing market timing and later trading. MFS' fees are based on a percentage of assets under management. Because MFS allowed market timing and late trading, MFS assets were greater than they would otherwise have been had MFS followed the policies stated in the MFS prospectus disclosures. These additional assets generated millions of dollars in additional fees to MFS.

Pilgrim Baxter

98. During the relevant time period, all PBHG fund prospectuses disclosed that investors would be permitted to make no more than four exchanges per year into the PBHG Cash Reserves Fund from any other PBHG fund. The prospectuses did not disclose any exception to this policy for any investor or investors.

99. PBA recognized the fact that the four-exchange limitation was in the best interests of long-term shareholders. PBA internal documents reflect that PBA recognized the negative impact associated with excessive short-term trading, or market timing, on a portfolio manager's ability to effectively manage the assets of their funds.

100. Nevertheless, more than two-dozen PBHG Funds accountholders conducted short-term trading of the PBHG Funds through the PBHG Cash Reserve Fund that was far in excess of the disclosed limitation of four exchanges per year.

101. In July 2001 PBA, took some steps to limit such trading. At its peak, approximately 28 PBHG Funds accountholders exceeded the four-exchange policy, and their accounts contained total assets of approximately $600 million.

102. In July 2001, PBA determined to take action against market timers, and suspended the trading of all market timers except those related to two identified entities, namely the hedge fund family in which Gary Pilgrim, the founder of PBA, invested, and the Wall Street Discount Corporation, a New York brokerage who employed a friend of Baxter, another PBA principal. In August of 2001, timing assets of these two timers comprised more than 60% of the PBHG Funds' known timer assets. Over the next few months these entities increased their timing so that elimination of most of the timers from the PBHG Funds did not eliminate most of the timing activity.

103. PBA also provided Wall Street Discount confidential PBHG portfolio information to Wall Street Discount customers who used the portfolio information to market time the PBHG funds and to exercise hedging strategies through other financial and brokerage institutions.

PIMCO

104. The prospectuses for many of the mutual funds sold by Respondents contained restrictions on Market Timing and representations that the fund managers sought to deter Market Timing. During the relevant time periods, the prospectus for the PIMCO Funds contained provisions identical or substantially identical to the following:

> The Trust reserves the right to refuse exchange purchases, if, in the judgment of PIMCO Advisors, the purchase would adversely affect a Fund and its shareholders. In particular, a pattern of exchanges characteristic of "market-timing" strategies may be deemed by PIMCO Advisors to be detrimental to the Trust or a particular Fund. Currently, the Trust limits the number of "round trip" exchanges an investor may make. An investor makes a "round trip" exchange when the investor purchases shares of a particular Fund, subsequently exchanges those shares for shares of a different PIMCO Fund and then exchanges back into the originally purchased Fund. The Trust has the right to refuse any exchange for any investor who completes (by making the exchange back into the shares of the originally purchased Fund) more than six round trip exchanges in any twelve-month period. Although the Trust has no current intention of terminating or modifying the exchange privilege other than as set forth in the preceding sentence, it reserves the right to do so at any time.

105. In spite of these restrictions on Market Timing, certain select large investors were exempted from the PIMCO Market Timing restrictions. These exceptions, which were contrary to the statements in the prospectuses for the PIMCO Funds were not disclosed to other investors or the independent members of the boards of the funds.

106. From mid-2001 through late 2003, the Respondents allowed broker dealers, hedge funds, and investment advisors to trade in violation of the PIMCO Funds' stated restrictions on Market Timing. These traders engaged in frequent trading designed to implement Market Timing strategies in multiple PIMCO mutual funds. The secret market timers selected by PIMCO were permitted to make frequent trades in a number of the PIMCO Funds worth approximately one-hundred million dollars.

107. Some of the investors who were allowed to violate the Market Timing rules had special arrangements with PIMCO whereby the trader would be allowed Market Timing "capacity" in exchange for a commitment to maintain funds in other PIMCO funds. PIMCO officials referred to those sums committed to other funds as "sticky money."

108. In addition to the explicit arrangements, PIMCO failed to police its funds by keeping track of the number of exchanges made by other investors allowing a number of these investors to engage in prohibited Market Timing.

109. Over the course of the period between 2001 and late 2003, high level officials with PIMCO became aware of the fact that various of the Funds were being harmed by Market Timing as fund managers complained about the disruptive consequences of the Market Timing traders. Nevertheless, the market timing did not cease.

Strong Funds

110. Since at least 1998, the Strong entities have consistently and openly discouraged market timing of the Strong mutual funds. The Strong fund prospectuses state that the funds reserve the right to refuse trades for excessive trading, and several versions of the prospectuses defined excessive trading in detail. Moreover, SIS implemented procedures that detected and expelled numerous market timers from the Strong funds, and informed numerous fund shareholders and prospective fund shareholders, orally and in writing, that they could not frequently trade the funds and would be banned for engaging in such trading. The prospectus disclosures coupled with

the openly-enforced market timing policing procedures would lead a reasonable investor to believe that the Strong funds would not allow market timing.

111. SCM, through its wholly-owned transfer agent SIS, implemented procedures to monitor certain funds for market timing. The monitoring procedures employed by SIS differed depending on whether the trading occurred in the accounts of retail customers, i.e., investors who purchased shares directly from SIS, or in the accounts of intermediary customers, i.e., third-party intermediaries such as broker-dealers who have agreements in place to sell Strong funds. The timing police monitored four international funds on the retail side of the business and nine funds, including domestic and international, on the intermediary side. The market timing police would issue either an oral or written warning, or both. If the shareholder continued to frequently trade, SIS would undertake efforts to ban the shareholder from trading one or more of the Strong funds.

112. Notwithstanding these prohibitions, from December 2002 to May 2003, under a written agreement, Canary frequently traded four Strong funds, reaping gross profits of $2.7 million and net profits of $1.6 million. By allowing Canary to frequently trade, SCM expected that Canary would make additional investments with the Strong entities in non-mutual fund business. From 1998 through 2001 and in 2003, Strong frequently traded 10 Strong funds, including one over which he was the portfolio manager, making approximately 660 redemptions inconsistent with the limitations of the prospectus in the forty accounts that he controlled. As a result of his trading, Strong had gross profits of $4.1 million and net profits of $1.6 million.

113. To enable Canary's frequent trading, the Strong entities contravened several of their policies and procedures. First, SCM allowed Canary to make frequent trades despite the disclosures in the Growth Funds' prospectuses that market timing or excessive trading could be disruptive or detrimental to the funds. At the time Canary traded, these prospectuses contained the following disclosure: "We reserve the right to...[r]eject any purchase request for any reason, including exchanges from other Strong Funds. Generally, we do this if the purchase or exchange is disruptive to the efficient management of the Fund (due to the timing of the investment or an investor's history of excessive trading)." Further, the prospectuses denote several factors that the Funds will consider to identify "market timers": "shareholders who (1) have requested an exchange out of the Fund within 30 days of an earlier exchange request; (2) have exchanged shares out of the Fund more than twice in a calendar quarter; (3) have exchanged shares equal to at least $5 million or more than 1% of the Fund's net assets; or (4) otherwise seem to follow a timing pattern. Shares under common ownership or control are combined for purposes of these factors." The prospectuses neither stated nor suggested that the funds would make exceptions for large shareholders from whom Strong entities desired to obtain additional business. To accomplish this arrangement, Canary was also exempted from the Strong timing police.

114. SCM also provided Canary with the Growth Funds' portfolio holdings on seven occasions between November 2002 and June 2003. The dissemination of the portfolio holdings to Canary was contrary to its policy. According to SCM's policy, the portfolio holdings were only disseminated to fund shareholders via the semi-annual and annual reports filed with the Commission. Otherwise, SCM did not provide this

information to individual investors. Nevertheless, SCM employees provided Canary with the holdings.

115. In addition to Canary, others, including employees and officers were permitted to market time the Strong Funds.

Canary

116. Canary operated a mutual fund known as a hedge fund. A hedge fund is a mutual fund that aims to return a specific rate or return regardless of the market conditions. During the relevant time periods set forth herein, Canary achieved its returns through illegal timing and late trading strategies with the fund defendants set forth herein and with other unknown defendants.

117. Canary's market timing and late trading was accomplished through arrangements with the mutual funds that allowed the illegal conduct or by taking advantage of funds who were not enforcing their prohibitions against market timing or late trading.

Security

118. Security and Calugar, trading through Security Brokerage, engaged in a scheme involving market timing and late trading of various mutual funds using investments totaling between $400-$500 million. Most of Calugar's market timing trades were through Alliance and MFS.

119. Security's market timing and late trading was accomplished through arrangements with the mutual funds that allowed the illegal conduct or by taking advantage of funds who were not enforcing their prohibitions against market timing or late trading.

Veras

120. Veras operated a mutual fund known as a hedge fund. During the relevant time periods set forth herein, Veras achieved its returns through illegal timing and late trading strategies with the fund defendants set forth herein and with other unknown defendants.

121. Veras market timing and late trading was accomplished through arrangements with the mutual funds that allowed the illegal conduct or by taking advantage of funds who were not enforcing their prohibitions against market timing or late trading.

122. The content of this statement of facts is illustrative of the conduct of defendants and does not exhaustively detail it.

123. The contents of this statement of facts are incorporated into each and every count for relief set forth below.

IV. CLAIMS

COUNT I
(Unfair Methods of Competition and Unfair or Deceptive Acts or Practices)

124. The Act makes unfair methods of competition and unfair or deceptive acts or practices in the conduct of any trade or commerce unlawful. W.Va. Code § 46A-6-104.

125. The conduct of the defendants as set forth herein constitutes the use of unfair methods of competition and unfair or deceptive acts or practices in the conduct of trade or commerce all of which constitute violations of this provision.

126. The defendants' violations of the Act are numerous. Each transaction with a market timer and/or late trader constitutes a violation. Furthermore, each billing

statement, prospectus, or advertisement, sent to a customer or prospective customer which did not disclose the true facts as set forth above constitutes a separate violation. Each billing statement, prospectus, advertisement, or other communication sent to a customer or prospective customer which alleged that the defendants maintained a policy or policies to deter, restrain, or halt the type of conduct as set forth above constitutes a separate violation.

127. The defendants have engaged in a course of repeated and willful violations of the Act as set forth herein justifying the assessment of a civil penalty of $5,000.00 for each violation of the Act as authorized by W.Va. Code § 46A-7-111(2).

COUNT II
(Quo Warranto)

128. The actions of the defendants set forth herein constitute a misuse or nonuse of their privileges and franchises, and/or the exercise of privileges or franchises not conferred upon it by law, and/or the issuance of a a certificate of incorporation obtained by them for a fraudulent purpose, or for a purpose not authorized by law.

129. Pursuant to the provisions of West Virginia Code §§ 53-2-1, the Attorney General prays that the Court award him the writ of *quo warranto* declaring that the defendants' actions as set forth herein are improper.

V. PRAYER

WHEREFORE, the Attorney General respectfully prays that it be granted relief against defendants as follows:

(a) That the Court enter a temporary order as authorized by W.Va. Code § 46A-7-110 enjoining defendants from committing further violations of the Act.

(b) That the Court enter a final order against defendants finding that they have violated the Act as set forth herein and permanently enjoining them from any further violations of the Act.

(c) That the Court enter a final order finding that defendants have engaged in a course of repeated and willful violations of the Act and assessing a civil penalty of $5,000.00 for each violation of the Act as authorized by W.Va. Code § 46A-7-111(2).

(d) That the Court enter a final order requiring defendants to pay to the Attorney General and its attorneys reasonable attorney fees and costs expended in connection with the investigation and litigation of this case.

(e) That the Court issue the writ of *quo warranto* against the defendants for their improper actions.

(f) That the Court enter an order awarding the State prejudgment interest, post judgment interest, and all other relief determined by the Court to be just.

DARREL V. MCGRAW, JR.
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA

By Counsel



Frances A. Hughes, WV Bar No. 1816
Chief Deputy Attorney General
Office of the Attorney General
State of West Virginia
Charleston, WV 25305
(304) 558-2021

Anthony J. Majestro (WV State Bar # 5165)
Special Assistant Attorney General
Powell & Majestro, P.L.L.C.
405 Capitol Street, Suite P-1200
Charleston, West Virginia 25301
(304) 346-2889

James C. Peterson, Esquire
Special Assistant Attorney General
WV State Bar No. 2880
Hill, Peterson, Carper, Bee & Deitzler, PLLC
NorthGate Business Park
500 Tracy Way
Charleston, West Virginia 25305
(304) 345-5667

Troy N. Giatras (WV State Bar # 5602)
Special Assistant Attorney General
Giatras & Webb
8 Capitol Street, Suite 800
Charleston, West Virginia 25301
(304) 343-2900

Pd 125.00

MEMORANDUM TO CLERK
FOR INSTITUTING CIVIL ACTION

To the Clerk of the Circuit
Court of Marshall County, West Virginia

CIVIL ACTION NO: 05-C-81M

DARRELL V. MCGRAW, JR.,
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA,

Plaintiff,

vs.

	Days to Answer	Type of Service
All defendants listed below:	**30**	**Secretary of State** Counsel to do Service

AIM ADVISORS, INC., and
AIM DISTRIBUTORS, INC.,

INVESCO FUNDS GROUP, INC.,

FRED ALGER MANAGEMENT INC.,
FRED ALGER & COMPANY, INC.,

ALLIANCE CAPITAL MANAGEMENT, L.P.,
ALLIANCE CAPITAL MANAGEMENT HOLDING L.P.,

JP MORGAN INVESTMENT ADVISORS INC.,
f/k/a BANC ONE INVESTMENT ADVISORS
CORPORATION,
JP MORGAN CHASE & CO.,

COLUMBIA MANAGEMENT ADVISORS, INC.,
COLUMBIA FUNDS DISTRIBUTOR, INC.

FRANKLIN ADVISERS, INC.,
FRANKLIN RESOURCES, INC.,

JANUS CAPITAL GROUP INC.,
JANUS CAPITAL MANAGEMENT LLC,

PILGRIM BAXTER &
ASSOCIATES, LTD.,

PA FUND MANAGEMENT LLC, f/k/a PIMCO
Advisors Fund Management LLC, PEA CAPITAL LLC,
f/k/a PIMCO Equity Advisors LLC, PA DISTRIBUTORS LLC,
f/k/a PIMCO Advisors Distributors LLC,

STRONG CAPITAL MANAGEMENT, INC.,
STRONG INVESTOR SERVICES, INC.,
STRONG INVESTMENTS, INC.,

CANARY CAPITAL PARTNERS LLC,
CANARY INVESTMENT MANAGEMENT, LLC,
CANARY CAPITAL PARTNERS, LTD.,
EDWARD STERN,

SECURITY BROKERAGE INC.,
DANIEL CALUGAR

VERAS INVESTMENT PARTNERS, LLC,
JAMES MCBRIDE,
KEVIN LARSEN,

JOHN DOE CORPORATIONS 1 THROUGH 1000 and JOHN DOE INVESTORS 1 THROUGH 1000,

Defendants.

Anthony J. Majestro
West Virginia Bar No. 5165
Powell & Majestro, PLLC
405 Capitol Street, Suite P-1200
Charleston, WV 25301
(304) 346-2889
(304) 346-2895 (fax)

Counsel for Plaintiff

April 11, 2005

PLAINTIFF: DARRELL V. MCGRAW, JR., ATTORNEY GENERAL OF THE STATE OF WEST VIRGINIA,

CASE NUMBER: ________________

DEFENDANTS:

See list on Page 1.

II. TYPE OF CASE:

TORTS		OTHER CIVIL
( ) Asbestos	( ) Adoption	( ) Appeal from Magistrate Court
( ) Professional Malpractice	( ) Contract	( ) Petition for Modification of Magistrate Sentence
( ) Personal Injury	( ) Real Property	( ) Miscellaneous Civil
( ) Product Liability	( ) Mental Health	(X) Other: Consumer Protection
( ) Other Tort	( ) Appeal of Admin. Agency	

III. JURY DEMAND: () Yes (x) No
CASE WILL BE READY FOR TRIAL BY: April, 2005

IV. DO YOU OR ANY OF YOUR CLIENTS OR WITNESSES IN THIS CASE REQUIRE SPECIAL ACCOMMODATIONS DUE TO A DISABILITY OR AGE?
( ) YES (X) NO

Attorney Name: Anthony J. Majestro
WV Bar No. 5165

Representing:

Firm: Powell & Majestro, PLLC.
405 Capitol Street
Suite P-1200
Charleston, WV 25301
(304) 346-2889

(X) Plaintiff

Dated: April 11, 2005

(Signature)

CASE 05-C-81 MARSHALL

DARRELL V. MCGRAW, JR. vs. AIM ADVISORS, INC,

LINE	DATE	ACTION
1	04/12/05	COMPLAINT AND PETITION FOR WRIT OF QUO WARRANTO. HOLD SERV.
2	04/18/05	STIPULATION OF DISMISSAL OF COLUMBIA MANAGEMENT ADVISORS AND
3		COLUMBIA FUNDS DISTRIBUTOR
4		
5		

IN THE CIRCUIT COURT OF MARSHALL COUNTY, WEST VIRGINIA

DARRELL V. MCGRAW, JR.,
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA,

Plaintiff,

v.

Civil Action No. 05-C-81(M)

AIM ADVISORS, INC., and
AIM DISTRIBUTORS, INC.,
INVESCO FUNDS GROUP, INC., et al.

Defendants.

2005 APR 18 PM 12: 30

STIPULATION OF DISMISSAL WITHOUT PREJUDICE OF COLUMBIA MANAGEMENT ADVISORS, INC. AND COLUMBIA FUNDS DISTRIBUTORS, INC. PURSUANT TO RULE 41(a)(1)(i)

Pursuant to the provisions of West Virginia Rule of Civil Procedure 41(a)(1)(i), Plaintiff Darrell V. McGraw, Jr., Attorney General of the State of West Virginia hereby agrees to dismiss the Complaint herein against Columbia Management Advisors, Inc and Columbia Funds Distributor, Inc., only, without prejudice, each party to bear its own costs.

DARRELL V. MCGRAW, JR.,
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA
By Counsel



Anthony J. Majestro (WV State Bar #5165)
Special Assistant Attorney General
Powell & Majestro, P.L.L.C.
405 Capitol Street, Suite P-1200
Charleston, West Virginia 25301
(304) 346-2889


EXHIBIT
B

1383786.1

CERTIFICATE OF SERVICE

I, Rebecca A. Betts, counsel for Janus Capital Group, Inc., Janus Capital Management LLC, Liberty Ridge Capital f/k/a Pilgrim Baxter & Associates and do hereby certify that service of the "Notice of Removal of Action" has been made upon counsel of record by depositing a true copy thereof in the United States Mail, postage prepaid, on this 31st day of May, 2005, addressed as follows:

Anthony J. Majestro
Special Assistant Attorney General
POWELL & MAJESTRO, P.L.L.C.
405 Capitol Street, Suite P-1200
Charleston, WV 25301
Counsel for Plaintiffs

Frances A. Hughes
Chief Deputy Attorney General
Office of the Attorney General
State of West Virginia
Charleston, WV 25305
Counsel for Plaintiffs

James C. Peterson, Esquire
Special Assistant Attorney General
HILL, PETERSON, CARPER, BEE & DEITZLER, PLLC
NorthGate Business Park
500 Tracy Way
Charleston, WV 25305
Counsel for Plaintiffs

Troy N. Giatras
Special Assistant Attorney General
GIATRAS & WEBB
8 Capitol Street, Suite 800
Charleston, WV 25301
Counsel for Plaintiffs

Bruce M. Jacobs
SPILMAN THOMAS & BATTLE, PLLC
300 Kanawha Boulevard, East
P. O. Box 273
Charleston, WV 25321-0273
Counsel for Aim Advisors, Inc. and Aim Distributors, Inc., INVESCO Funds Group, Inc.

Stephen P. Goodwin
GOODWIN & GOODWIN, LLP
300 Summers Street, Suite 1500
Charleston, WV 25301
Counsel for Fred Alger Management, Inc., Fred Alger & Company, Inc.

William J. Cooper
Erica M. Baumgras
FLAHERTY, SENSABAUGH & BONASSO, PLLC
200 Capitol Street
P. O. Box 3843
Charleston, WV 25338-3843
Counsel for Alliance Capital Management L.P., Alliance Capital Management Holding L.P.

Charles L. Woody
SPILMAN THOMAS & BATTLE, PLLC
300 Kanawha Boulevard, East
P. O. Box 273
Charleston, WV 25321-0273
Counsel for JP Morgan Investment Advisors Inc. f/k/a Banc One Investment Advisors Corporation, JP Morgan Chase & Co.

Thomas N. McJunkin
Charles D. Dunbar
JACKSON KELLY, PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
Counsel for Franklin Advisers, Inc., Franklin Resources, Inc.

David S. Frankel
KRAMER LEVIN NAFTALIS & FRANKEL, LLP
1177 Avenue of the Americas
New York, NY 10036
Counsel for Canary Capital Partners, LLC, Canary Investment Managements, LLC, Canary Capital Partners, Ltd., Edward Stern

John H. Tinney
John H. Tinney, Jr.
Kimberley R. Fields
THE TINNEY LAW FIRM, PLLC
707 Virginia Street, East, 14th Floor
P. O. Box 3752
Charleston, WV 25337-3752
Counsel for PA Fund Management LLC, f/k/a PIMCO Advisors Fund Management LLC, PEA Capital LLC, f/k/a PIMCO Equity Advisors LLC, PA Distributors LLC, f/k/a PIMCO Advisors Distributors, LLC

Steven S. Scholes
MCDERMOTT WILL & EMERY
227 West Monroe
Chicago, IL 60606
Counsel for Security Brokerage Inc., Daniel Calugar

David Allen Barnette
JACKSON KELLY, PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
Counsel for Strong Capital Management, Inc., Strong Investor Services, Inc., Strong Investments, Inc.



Rebecca A. Betts (W. Va. Bar No. 329)
ALLEN GUTHRIE McHUGH & THOMAS, PLLC
Counsel for Janus Capital Group Inc., Janus Capital Management LLC, and Liberty Ridge Capital f/k/a Pilgrim Baxter & Associates

JS 44
(Rev. 3/99)

CIVIL COVER SHEET

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS

DARRELL V. McGRAW, JR.,
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA

DEFENDANTS

AIM ADVISORS, INC., et al.

(b) COUNTY OF RESIDENCE OF FIRST LISTED PLAINTIFF Kanawha
(EXCEPT IN U.S. PLAINTIFF CASES)

COUNTY OF RESIDENCE OF FIRST LISTED DEFENDANT
(IN U.S. PLAINTIFF CASES ONLY)

NOTE: IN LAND CONDEMNATION CASES, USE THE TRACT OF LAND INVOLVED

(c) ATTORNEYS (FIRM NAME, ADDRESS AND TELEPHONE NUMBER)

Anthony J. Majestro, Esq.
Special Assistant Attorney General
Powell & Majestro, PLLC
405 Capitol Street, Suite P-1200
Charleston, WV 25301
(304) 346-2889

Frances A. Hughes, Esq.
Chief Deputy Attorney General
Office of the Attorney General
State of West Virginia
Charleston, WV 25305

James C. Peterson, Esq.
Special Assistant Attorney General
Hill, Peterson, Carper, Bee & Deitzler, PLLC
North Gate Business Park
500 Tracy Way
Charleston, WV 25305
(304) 345-5667

Troy N. Giatras, Esq.
Special Assistant Attorney General
Giatras & Webb
8 Capitol Street, Suite 800
Charleston, WV 25301
(304) 343-2900

ATTORNEYS (IF KNOWN)

Rebecca A. Betts, Esq.
James S. Arnold, Esq.
Ann M. Oxenham, Esq.
ALLEN GUTHRIE McHUGH & THOMAS PLLC
500 Lee Street, East, Suite 800
P. O. Box 3394
Charleston, WV 25333-3394
(304) 345-7250

II. BASIS OF JURISDICTION (place an x in one box only)

- ☐ 1 U.S. Government Plaintiff
- ☒ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S.Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (For Diversity Cases Only)

(place an x in one box for plaintiff and one box for defendant)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated or Principal Place of Business in This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated or Principal Place of Business in Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT

CONTRACT

- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☐ 160 Stockholders Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability

TORTS

PERSONAL INJURY

- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal Injury

PERSONAL INJURY

- ☐ 362 Personal Injury - Med Malpractice
- ☐ 365 Personal Injury - Product Liability
- ☐ 368 Asbestos Product Liability

PERSONAL PROPERTY

- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

FORFEITURE/PENALTY

- ☐ 610 Agriculture
- ☐ 620 Other Food & Drug
- ☐ 625 Drug Related Seizure of Property 21 USC
- ☐ 630 Liquor Laws
- ☐ 640 R.R. & Truck
- ☐ 650 Airline Regs
- ☐ 660 Occupational Safety/Health
- ☐ 690 Other

BANKRUPTCY

- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS

- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

OTHER STATUTES

- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commercial/ICC
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced Corrupt Organizations
- ☐ 810 Selective Service
- ☒ 850 Securities/Commodities/ Exchange
- ☐ 875 Customer Challenge 12 USC 3410
- ☐ 891 Agricultural Acts
- ☐ 892 Economic Stabilization Act
- ☐ 893 Environmental Matters
- ☐ 894 Energy Allocation Act
- ☐ 895 Freedom of Information Act
- ☐ 900 Appeal of Fee Determination Under Equal Access to Justice
- ☐ 950 Constitutionality of State Statutes
- ☐ 890 Other Statutory Actions

LABOR

- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt. Relations
- ☐ 730 Labor/Mgmt. Reporting & Disclosure Act
- ☐ 740 Railway Labor Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

SOCIAL SECURITY

- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS

- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS - Third Party 26 USC 7609

REAL PROPERTY

- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

CIVIL RIGHTS

- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 444 Welfare
- ☐ 440 Other Civil Rights

PRISONER PETITIONS

- ☐ 510 Motions to Vacate Sentence

Habeas Corpus:

- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition

V. ORIGIN *(PLACE AN "X" IN ONE BOX ONLY)*

- ☐ 1 Original Proceeding
- ☒ 2 Removed from State Court
- ☐ 3 Remanded from Appellate Court
- ☐ 4 Reinstated or Reopened
- ☐ 5 Transferred from another district (specify)
- ☐ 6 Multidistrict Litigation
- ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION (CITE THE U.S. CIVIL STATUTE UNDER WHICH YOU ARE FILING AND WRITE A BRIEF STATEMENT OF DO NOT CITE JURISDICTIONAL STATUTES UNLESS DIVERSITY.)

Removable pursuant to 28 U.S.C. §§ 1441(b) and 1331 as this case is preempted by federal securities law.

VII. REQUESTED IN COMPLAINT: ☐ CHECK IF THIS IS A UNDER F.R.C.P. 23

CHECK YES only if demanded in complaint:

JURY DEMAND: ☐ YES ☒ NO
(by Plaintiffs)

VIII. RELATED CASE(S) IF ANY (See instructions): JUDGE ____ DOCKET NUMBER ____

DATE 31 May 2005 SIGNATURE OF ATTORNEY OF RECORD [signature]

FOR OFFICE USE ONLY

RECEIPT # ____ AMOUNT ____ APPLYING IFP ____ JUDGE ____ MAG. JUDGE ____

JS 44 Reverse
(Rev. 3/99)

INSTRUCTIONS FOR ATTORNEYS COMPLETING CIVIL COVER SHEET FORM JS-44

Authority for Civil Cover Sheet

The JS-44 civil cover sheet and the information contained herein neither replaces nor supplements the filings and service of pleading or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. Consequently a civil cover sheet is submitted to the Clerk of Court for each civil complaint filed. The attorney filing a case should complete the form as follows:

I. **(a) Plaintiffs - Defendants.** Enter names (last, first, middle initial) of plaintiff and defendant. If the plaintiff or defendant is a government agency, use only the full name or standard abbreviations. If the plaintiff or defendant is an official within a government agency, identify first the agency and then the official, giving both name and title.

(b) County of Residence. For each civil case filed, except U.S. plaintiff cases, enter the name of the county where the first listed plaintiff resides at the time of filing. In U.S. plaintiff cases, enter the name of the county in which the first listed defendant resides at the time of filing. (NOTE: In land condemnation cases, the county of residence of the "defendant" is the location of the tract of land involved).

(c) Attorneys. Enter firm name, address, telephone number, and attorney of record. If there are several attorneys, list them on an attachment, noting in this section "(see attachment)".

II. Jurisdiction. The basis of jurisdiction is set forth under Rule 8(a), F.R.C.P., which requires that jurisdictions be shown in pleadings. Place an "X" in one of the boxes. If there is more than one basis of jurisdiction, precedence is given in the order shown below.

United States plaintiff. (1) Jurisdiction is based on 28 U.S.C. 1345 and 1348. Suits by agencies and officers of the United States are included here.

United States defendant. (2) When the plaintiff is suing the United States, its officers or agencies, place an X in this box.

Federal question. (3) This refers to suits under 28 U.S.C. 1331, where jurisdiction arises under the Constitution of the United States, an amendment to the Constitution, an act of Congress or a treaty of the United States. In cases where the U.S. is a party, the U.S. plaintiff or defendant code takes precedence, and Box 1 or 2 should be marked.

Diversity of citizenship. (4) This refers to suits under 28 U.S.C. 1332, where parties are citizens of different states. When Box 4 is checked, the citizenship of the different parties must be checked. (See Section III below; federal question actions take precedence over diversity cases.)

III. Residence (citizenship) of Principal Parties. This section of the JS-44 is to be completed if diversity of citizenship was indicated above. Mark this section for each principal party.

IV. Nature of Suit. Place an "X" in the appropriate box. If the nature of suit cannot be determined, be sure the cause of action, in Section IV above, is sufficient to enable the deputy clerk or the statistical clerks in the Administrative Office to determine the nature of suit. If the cause fits more than one nature of suit, select the most definitive.

V. Origin. Place an "X" in one of the seven boxes.

Original Proceedings. (1) Cases which originate in the United States district courts.

Removed from State Court. (2) Proceedings initiated in state courts may be removed to the district courts under Title 28 U.S.C., Section 1441. When the petition for removal is granted, check this box.

Remanded from Appellate Court. (3) Check this box for cases remanded to the district court for further action. Use the date of remand as the filing dates.

Reinstated or Reopened. (4) Check this box for cases reinstated or reopened in the district court. Use the reopening date as the filing date.

Transferred from Another District. (5) For cases transferred under Title 28 U.S.C. Section 1404(a). Do not use this for within district transfers or multidistrict litigation transfers.

Multidistrict Litigation. (6) Check this box when a multidistrict case is transferred into the district under authority of Title 28 U.S.C. Section 1407. When this box is checked, do not check (5) above.

Appeal to District Judge from Magistrate Judgment. (7) Check this box for an appeal from a magistrate's decision.

VI. Cause of Action. Report the civil statute directly related to the cause of action and give a brief description of the cause.

VII. Requested in Complaint. Class Action. Place an "X" in this box if you are filing a class action under Rule 23, F.R.Cv.P.

Demand. In this space enter the dollar amount (in thousands of dollars) being demanded or indicate other demand such as a preliminary injunction.

Jury Demand. Check the appropriate box to indicate whether or not a jury is being demanded.

VIII. Related Cases. This section of the JS-44 is used to reference relating pending cases if any. If there are related pending cases, insert the docket numbers and the corresponding judge names for such cases.

Date and Attorney Signature. Date and sign the civil cover sheet.


SEC MAIL PROCESSING
RECEIVED
JUN 13 2005
WASH, D.C.
209
SECTION

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF WEST VIRGINIA

DARREL V. MCGRAW, JR., ATTORNEY GENERAL OF THE STATE OF WEST VIRGINIA,	)	Case No. ________
Plaintiff,	)	NOTICE OF JOINDER IN REMOVAL OF ACTION
v.	)	(Circuit Court of Marshall County, West Virginia, Case No. 05-C-81)
AIM ADVISORS, INC., ET AL.,	)	
Defendants.	)	

TO THE CLERK OF THIS COURT AND TO PLAINTIFF AND ITS ATTORNEY OF RECORD:

Defendants AIM Advisors, Inc., AIM Distributors, Inc. and INVESCO Funds Group, Inc. hereby consent and join in the Notice of Removal of Action filed today by defendants Janus Capital Group Inc., Janus Capital Management LLC and Pilgrim Baxter & Associates, Ltd., removing this case from the Circuit Court of Marshall County, West Virginia, to this Court.

Date: May 31, 2005

AIM ADVISORS, INC., AIM DISTRIBUTORS, INC. and INVESCO FUNDS GROUP, INC.

By: Spilman Thomas & Battle, PLLC

Bruce M. Jacobs (WV State Bar No. 6333)
PO Box 273
Charleston, WV 25321
telephone: (304) 340-3800
facsimile: (304) 340-3801

359114

CERTIFICATE OF SERVICE

I, Rebecca A. Betts, counsel for Janus Capital Group, Inc., Janus Capital Management LLC, Liberty Ridge Capital f/k/a Pilgrim Baxter & Associates and do hereby certify that I have served the foregoing "Notice of Joinder in Removal of Action" upon counsel of record by depositing a true copy thereof in the United States Mail, postage prepaid, on this 31st day of May, 2005, addressed as follows:

Anthony J. Majestro
Special Assistant Attorney General
POWELL & MAJESTRO, P.L.L.C.
405 Capitol Street, Suite P-1200
Charleston, WV 25301
Counsel for Plaintiffs

Frances A. Hughes
Chief Deputy Attorney General
Office of the Attorney General
State of West Virginia
Charleston, WV 25305
Counsel for Plaintiffs

James C. Peterson, Esquire
Special Assistant Attorney General
HILL, PETERSON, CARPER, BEE & DEITZLER, PLLC
NorthGate Business Park
500 Tracy Way
Charleston, WV 25305
Counsel for Plaintiffs

Troy N. Giatras
Special Assistant Attorney General
GIATRAS & WEBB
8 Capitol Street, Suite 800
Charleston, WV 25301
Counsel for Plaintiffs

Bruce M. Jacobs
SPILMAN THOMAS & BATTLE, PLLC
300 Kanawha Boulevard, East
P. O. Box 273
Charleston, WV 25321-0273
Counsel for Aim Advisors, Inc. and Aim Distributors, Inc., INVESCO Funds Group, Inc.

Stephen P. Goodwin
GOODWIN & GOODWIN, LLP
300 Summers Street, Suite 1500
Charleston, WV 25301
Counsel for Fred Alger Management, Inc., Fred Alger & Company, Inc.

William J. Cooper
Erica M. Baumgras
FLAHERTY, SENSABAUGH & BONASSO, PLLC
200 Capitol Street
P. O. Box 3843
Charleston, WV 25338-3843
Counsel for Alliance Capital Management L.P., Alliance Capital Management Holding L.P.

Charles L. Woody
SPILMAN THOMAS & BATTLE, PLLC
300 Kanawha Boulevard, East
P. O. Box 273
Charleston, WV 25321-0273
Counsel for JP Morgan Investment Advisors Inc. f/k/a Banc One Investment Advisors Corporation, JP Morgan Chase & Co.

Thomas N. McJunkin
Charles D. Dunbar
JACKSON KELLY, PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
Counsel for Franklin Advisers, Inc., Franklin Resources, Inc.

David S. Frankel
KRAMER LEVIN NAFTALIS & FRANKEL, LLP
1177 Avenue of the Americas
New York, NY 10036
Counsel for Canary Capital Partners, LLC, Canary Investment Managements, LLC, Canary Capital Partners, Ltd., Edward Stern

John H. Tinney
John H. Tinney, Jr.
Kimberley R. Fields
THE TINNEY LAW FIRM, PLLC
707 Virginia Street, East, 14th Floor
P. O. Box 3752
Charleston, WV 25337-3752
Counsel for PA Fund Management LLC, f/k/a PIMCO Advisors Fund Management LLC, PEA Capital LLC, f/k/a PIMCO Equity Advisors LLC, PA Distributors LLC, f/k/a PIMCO Advisors Distributors, LLC

Steven S. Scholes
MCDERMOTT WILL & EMERY
227 West Monroe
Chicago, IL 60606
Counsel for Security Brokerage Inc., Daniel Calugar

David Allen Barnette
JACKSON KELLY, PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
Counsel for Strong Capital Management, Inc., Strong Investor Services, Inc., Strong Investments, Inc.



Rebecca A. Betts (W. Va. Bar No. 329)
ALLEN GUTHRIE MCHUGH & THOMAS, PLLC
Counsel for Janus Capital Group Inc., Janus Capital Management LLC, and Liberty Ridge Capital f/k/a Pilgrim Baxter & Associates

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF WEST VIRGINIA

DARRELL V. MCGRAW, JR., ATTORNEY GENERAL OF THE STATE OF WEST VIRGINIA *Plaintiff,* v. AIM ADVISORS, INC., ET AL., *Defendants.*	)))))))))))	Case No. __________ NOTICE OF JOINDER IN REMOVAL OF ACTION (Circuit Court of Marshall County, West Virginia, Case No. 05-C-81)

TO THE CLERK OF THE THIS COURT AND TO PLAINTIFF AND ITS ATTORNEY OF RECORD:

Defendants Fred Alger Management Inc. and Fred Alger & Company, Inc. hereby consent to and join in the Notice of Removal of Action filed today by defendants Janus Capital Group Inc., Janus Capital Management LLC and Pilgrim Baxter & Associates, Ltd., removing this case from the Circuit Court of Marshall County, West Virginia, to this Court.

Date: May 31, 2005

Respectfully submitted,
FRED ALGER MANAGEMENT INC. and
FRED ALGER & COMPANY, INC.,
By Counsel,



Stephen P. Goodwin (WV Bar #1433)
GOODWIN & GOODWIN, LLP
P.O. Box 2107
Charleston, West Virginia 25328-2107
Telephone: (304) 346-7000
Facsimile: (304) 344-9692

CERTIFICATE OF SERVICE

I, Rebecca A. Betts, counsel for Janus Capital Group, Inc., Janus Capital Management LLC, Liberty Ridge Capital f/k/a Pilgrim Baxter & Associates and do hereby certify that I have served the foregoing "Notice of Joinder in Removal of Action" upon counsel of record by depositing a true copy thereof in the United States Mail, postage prepaid, on this 31st day of May, 2005, addressed as follows:

Anthony J. Majestro
Special Assistant Attorney General
POWELL & MAJESTRO, P.L.L.C.
405 Capitol Street, Suite P-1200
Charleston, WV 25301
Counsel for Plaintiffs

Frances A. Hughes
Chief Deputy Attorney General
Office of the Attorney General
State of West Virginia
Charleston, WV 25305
Counsel for Plaintiffs

James C. Peterson, Esquire
Special Assistant Attorney General
HILL, PETERSON, CARPER, BEE & DEITZLER, PLLC
NorthGate Business Park
500 Tracy Way
Charleston, WV 25305
Counsel for Plaintiffs

Troy N. Giatras
Special Assistant Attorney General
GIATRAS & WEBB
8 Capitol Street, Suite 800
Charleston, WV 25301
Counsel for Plaintiffs

Bruce M. Jacobs
SPILMAN THOMAS & BATTLE, PLLC
300 Kanawha Boulevard, East
P. O. Box 273
Charleston, WV 25321-0273
Counsel for Aim Advisors, Inc. and Aim Distributors, Inc., INVESCO Funds Group, Inc.

Stephen P. Goodwin
GOODWIN & GOODWIN, LLP
300 Summers Street, Suite 1500
Charleston, WV 25301
Counsel for Fred Alger Management, Inc., Fred Alger & Company, Inc.

William J. Cooper
Erica M. Baumgras
FLAHERTY, SENSABAUGH & BONASSO, PLLC
200 Capitol Street
P. O. Box 3843
Charleston, WV 25338-3843
Counsel for Alliance Capital Management L.P., Alliance Capital Management Holding L.P.

Charles L. Woody
SPILMAN THOMAS & BATTLE, PLLC
300 Kanawha Boulevard, East
P. O. Box 273
Charleston, WV 25321-0273
Counsel for JP Morgan Investment Advisors Inc. f/k/a Banc One Investment Advisors Corporation, JP Morgan Chase & Co.

Thomas N. McJunkin
Charles D. Dunbar
JACKSON KELLY, PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
Counsel for Franklin Advisers, Inc., Franklin Resources, Inc.

David S. Frankel
KRAMER LEVIN NAFTALIS & FRANKEL, LLP
1177 Avenue of the Americas
New York, NY 10036
Counsel for Canary Capital Partners, LLC, Canary Investment Managements, LLC, Canary Capital Partners, Ltd., Edward Stern

John H. Tinney
John H. Tinney, Jr.
Kimberley R. Fields
THE TINNEY LAW FIRM, PLLC
707 Virginia Street, East, 14th Floor
P. O. Box 3752
Charleston, WV 25337-3752
Counsel for PA Fund Management LLC, f/k/a PIMCO Advisors Fund Management LLC, PEA Capital LLC, f/k/a PIMCO Equity Advisors LLC, PA Distributors LLC, f/k/a PIMCO Advisors Distributors, LLC

Steven S. Scholes
MCDERMOTT WILL & EMERY
227 West Monroe
Chicago, IL 60606
Counsel for Security Brokerage Inc., Daniel Calugar

David Allen Barnette
JACKSON KELLY, PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
Counsel for Strong Capital Management, Inc., Strong Investor Services, Inc., Strong Investments, Inc.



Rebecca A. Betts (W. Va. Bar No. 329)
ALLEN GUTHRIE MCHUGH & THOMAS, PLLC
Counsel for Janus Capital Group Inc., Janus Capital Management LLC, and Liberty Ridge Capital f/k/a Pilgrim Baxter & Associates

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF WEST VIRGINIA

DARRELL V. MCGRAW, JR., ATTORNEY GENERAL OF THE STATE OF WEST VIRGINIA *Plaintiff,* v. AIM ADVISORS, INC., ET AL., *Defendants.*	)))))))))))	Case No. ___________ NOTICE OF JOINDER IN REMOVAL OF ACTION (Circuit Court of Marshall County, West Virginia, Case No. 05-C-81)

TO THE CLERK OF THE THIS COURT AND TO PLAINTIFF AND ITS ATTORNEY OF RECORD:

Defendants, Alliance Capital Management, L.P. and Alliance Capital Management Holding, L.P.A, hereby consent to and join in the Notice of Removal of Action filed today by defendants Janus Capital Group Inc., Janus Capital Management LLC and Pilgrim Baxter & Associates, Ltd., removing this case from the Circuit Court of Marshall County, West Virginia, to this Court.

Date: May 31, 2005

Respectfully submitted,



William J. Cooper (WV Bar #5494)
Erica M. Baumgras (WV Bar #6862)

FLAHERTY, SENSABAUGH & BONASSO, P.L.L.C.
Post Office Box 3843
Charleston, West Virginia 25338-3843
Counsel for Alliance Capital Management, L.P. and Alliance Capital Management Holding, L.P.A,

CERTIFICATE OF SERVICE

I, Rebecca A. Betts, counsel for Janus Capital Group, Inc., Janus Capital Management LLC, Liberty Ridge Capital f/k/a Pilgrim Baxter & Associates and do hereby certify that I have served the foregoing "Notice of Joinder in Removal of Action" upon counsel of record by depositing a true copy thereof in the United States Mail, postage prepaid, on this 31st day of May, 2005, addressed as follows:

Anthony J. Majestro
Special Assistant Attorney General
POWELL & MAJESTRO, P.L.L.C.
405 Capitol Street, Suite P-1200
Charleston, WV 25301
Counsel for Plaintiffs

Frances A. Hughes
Chief Deputy Attorney General
Office of the Attorney General
State of West Virginia
Charleston, WV 25305
Counsel for Plaintiffs

James C. Peterson, Esquire
Special Assistant Attorney General
HILL, PETERSON, CARPER, BEE & DEITZLER, PLLC
NorthGate Business Park
500 Tracy Way
Charleston, WV 25305
Counsel for Plaintiffs

Troy N. Giatras
Special Assistant Attorney General
GIATRAS & WEBB
8 Capitol Street, Suite 800
Charleston, WV 25301
Counsel for Plaintiffs

Bruce M. Jacobs
SPILMAN THOMAS & BATTLE, PLLC
300 Kanawha Boulevard, East
P. O. Box 273
Charleston, WV 25321-0273
Counsel for Aim Advisors, Inc. and Aim Distributors, Inc., INVESCO Funds Group, Inc.

Stephen P. Goodwin
GOODWIN & GOODWIN, LLP
300 Summers Street, Suite 1500
Charleston, WV 25301
Counsel for Fred Alger Management, Inc., Fred Alger & Company, Inc.

William J. Cooper
Erica M. Baumgras
FLAHERTY, SENSABAUGH & BONASSO, PLLC
200 Capitol Street
P. O. Box 3843
Charleston, WV 25338-3843
Counsel for Alliance Capital Management L.P., Alliance Capital Management Holding L.P.

Charles L. Woody
SPILMAN THOMAS & BATTLE, PLLC
300 Kanawha Boulevard, East
P. O. Box 273
Charleston, WV 25321-0273
Counsel for JP Morgan Investment Advisors Inc. f/k/a Banc One Investment Advisors Corporation, JP Morgan Chase & Co.

Thomas N. McJunkin
Charles D. Dunbar
JACKSON KELLY, PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
Counsel for Franklin Advisers, Inc., Franklin Resources, Inc.

John H. Tinney
John H. Tinney, Jr.
Kimberley R. Fields
THE TINNEY LAW FIRM, PLLC
707 Virginia Street, East, 14th Floor
P. O. Box 3752
Charleston, WV 25337-3752
Counsel for PA Fund Management LLC, f/k/a PIMCO Advisors Fund Management LLC, PEA Capital LLC, f/k/a PIMCO Equity Advisors LLC, PA Distributors LLC, f/k/a PIMCO Advisors Distributors, LLC

David Allen Barnette
JACKSON KELLY, PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
Counsel for Strong Capital Management, Inc., Strong Investor Services, Inc., Strong Investments, Inc.

David S. Frankel
KRAMER LEVIN NAFTALIS & FRANKEL, LLP
1177 Avenue of the Americas
New York, NY 10036
Counsel for Canary Capital Partners, LLC, Canary Investment Managements, LLC, Canary Capital Partners, Ltd., Edward Stern

Steven S. Scholes
MCDERMOTT WILL & EMERY
227 West Monroe
Chicago, IL 60606
Counsel for Security Brokerage Inc., Daniel Calugar



Rebecca A. Betts (W. Va. Bar No. 329)
ALLEN GUTHRIE MCHUGH & THOMAS, PLLC
Counsel for Janus Capital Group Inc., Janus Capital Management LLC, and Liberty Ridge Capital f/k/a Pilgrim Baxter & Associates

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF WEST VIRGINIA

DARREL V. MCGRAW, JR., ATTORNEY GENERAL OF THE STATE OF WEST VIRGINIA, *Plaintiff,* v. AIM ADVISORS, INC., ET AL., *Defendants.*	)	Case No. __________ NOTICE OF JOINDER IN REMOVAL OF ACTION (Circuit Court of Marshall County, West Virginia, Case No. 05-C-81)

TO THE CLERK OF THIS COURT AND TO PLAINTIFF AND ITS ATTORNEY OF RECORD:

Defendants JP Morgan Investment Advisors, Inc., f/k/a Banc One Investment Advisors Corporation, and JP Morgan Chase & Co. hereby consent and join in the Notice of Removal of Action filed today by defendants, Janus Capital Group Inc., Janus Capital Management LLC and Pilgrim Baxter & Associates, Ltd., removing this case from the Circuit Court of Marshall County, West Virginia, to this Court.

Date: May 31, 2005

JP MORGAN INVESTMENT ADVISORS, INC. f/k/a BANC ONE INVESTMENT ADVISORS CORPORATION, and JP MORGAN CHASE & CO.

By: Spilman Thomas & Battle, PLLC

Charles L. Woody

Charles L. Woody (WV State Bar #4130
cwoody@spilmanlaw.com
P.O. Box 273
Charleston, WV 25321
Telephone: (304) 340-3800
Facsimile: (304) 340-3801

CERTIFICATE OF SERVICE

I, Rebecca A. Betts, counsel for Janus Capital Group, Inc., Janus Capital Management LLC, Liberty Ridge Capital f/k/a Pilgrim Baxter & Associates and do hereby certify that I have served the foregoing "Notice of Joinder in Removal of Action" upon counsel of record by depositing a true copy thereof in the United States Mail, postage prepaid, on this 31st day of May, 2005, addressed as follows:

Anthony J. Majestro
Special Assistant Attorney General
POWELL & MAJESTRO, P.L.L.C.
405 Capitol Street, Suite P-1200
Charleston, WV 25301
Counsel for Plaintiffs

Frances A. Hughes
Chief Deputy Attorney General
Office of the Attorney General
State of West Virginia
Charleston, WV 25305
Counsel for Plaintiffs

James C. Peterson, Esquire
Special Assistant Attorney General
HILL, PETERSON, CARPER, BEE & DEITZLER, PLLC
NorthGate Business Park
500 Tracy Way
Charleston, WV 25305
Counsel for Plaintiffs

Troy N. Giatras
Special Assistant Attorney General
GIATRAS & WEBB
8 Capitol Street, Suite 800
Charleston, WV 25301
Counsel for Plaintiffs

Bruce M. Jacobs
SPILMAN THOMAS & BATTLE, PLLC
300 Kanawha Boulevard, East
P. O. Box 273
Charleston, WV 25321-0273
Counsel for Aim Advisors, Inc. and Aim Distributors, Inc., INVESCO Funds Group, Inc.

Stephen P. Goodwin
GOODWIN & GOODWIN, LLP
300 Summers Street, Suite 1500
Charleston, WV 25301
Counsel for Fred Alger Management, Inc., Fred Alger & Company, Inc.

William J. Cooper
Erica M. Baumgras
FLAHERTY, SENSABAUGH & BONASSO, PLLC
200 Capitol Street
P. O. Box 3843
Charleston, WV 25338-3843
Counsel for Alliance Capital Management L.P., Alliance Capital Management Holding L.P.

Charles L. Woody
SPILMAN THOMAS & BATTLE, PLLC
300 Kanawha Boulevard, East
P. O. Box 273
Charleston, WV 25321-0273
Counsel for JP Morgan Investment Advisors Inc. f/k/a Banc One Investment Advisors Corporation, JP Morgan Chase & Co.

Thomas N. McJunkin
Charles D. Dunbar
JACKSON KELLY, PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
Counsel for Franklin Advisers, Inc., Franklin Resources, Inc.

John H. Tinney
John H. Tinney, Jr.
Kimberley R. Fields
THE TINNEY LAW FIRM, PLLC
707 Virginia Street, East, 14th Floor
P. O. Box 3752
Charleston, WV 25337-3752
Counsel for PA Fund Management LLC, f/k/a PIMCO Advisors Fund Management LLC, PEA Capital LLC, f/k/a PIMCO Equity Advisors LLC, PA Distributors LLC, f/k/a PIMCO Advisors Distributors, LLC

David Allen Barnette
JACKSON KELLY, PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
Counsel for Strong Capital Management, Inc., Strong Investor Services, Inc., Strong Investments, Inc.

David S. Frankel
KRAMER LEVIN NAFTALIS & FRANKEL, LLP
1177 Avenue of the Americas
New York, NY 10036
Counsel for Canary Capital Partners, LLC, Canary Investment Managements, LLC, Canary Capital Partners, Ltd., Edward Stern

Steven S. Scholes
MCDERMOTT WILL & EMERY
227 West Monroe
Chicago, IL 60606
Counsel for Security Brokerage Inc., Daniel Calugar



Rebecca A. Betts (W. Va. Bar No. 329)
ALLEN GUTHRIE MCHUGH & THOMAS, PLLC
Counsel for Janus Capital Group Inc., Janus Capital Management LLC, and Liberty Ridge Capital f/k/a Pilgrim Baxter & Associates

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF WEST VIRGINIA

DARRELL V. MCGRAW, JR.,
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA

Plaintiff,

v.

AIM ADVISORS, INC., ET AL.,

Defendants.

Case No. ____________

NOTICE OF JOINDER IN
REMOVAL OF ACTION

(Circuit Court of Marshall
County, West Virginia,
Case No. 05-C-81)

TO THE CLERK OF THIS COURT AND TO PLAINTIFF AND ITS ATTORNEY OF RECORD:

Defendants, Franklin Advisers, Inc. and Franklin Resources, Inc. hereby consent to and join in the Notice of Removal of Action filed today by defendants Janus Capital Group Inc., Janus Capital Management LLC and Pilgrim Baxter & Associates, Ltd., removing this case from the Circuit Court of Marshall County, West Virginia, to this Court.

Date: May 31, 2005

Respectfully submitted,

FRANKLIN ADIVSERS, INC.
FRANKLIN RESOURCES, INC.



Charles D. Dunbar (WV Bar #1071)
Thomas N. McJunkin (WV Bar #2474)
JACKSON KELLY PLLC
1600 Laidley Tower
P.O. Box 553
Charleston, West Virginia 25322

{C0948257.1}

CERTIFICATE OF SERVICE

I, Rebecca A. Betts, counsel for Janus Capital Group, Inc., Janus Capital Management LLC, Liberty Ridge Capital f/k/a Pilgrim Baxter & Associates and do hereby certify that I have served the foregoing "Notice of Joinder in Removal of Action" upon counsel of record by depositing a true copy thereof in the United States Mail, postage prepaid, on this 31st day of May, 2005, addressed as follows:

Anthony J. Majestro
Special Assistant Attorney General
POWELL & MAJESTRO, P.L.L.C.
405 Capitol Street, Suite P-1200
Charleston, WV 25301
Counsel for Plaintiffs

Frances A. Hughes
Chief Deputy Attorney General
Office of the Attorney General
State of West Virginia
Charleston, WV 25305
Counsel for Plaintiffs

James C. Peterson, Esquire
Special Assistant Attorney General
HILL, PETERSON, CARPER, BEE & DEITZLER, PLLC
NorthGate Business Park
500 Tracy Way
Charleston, WV 25305
Counsel for Plaintiffs

Troy N. Giatras
Special Assistant Attorney General
GIATRAS & WEBB
8 Capitol Street, Suite 800
Charleston, WV 25301
Counsel for Plaintiffs

Bruce M. Jacobs
SPILMAN THOMAS & BATTLE, PLLC
300 Kanawha Boulevard, East
P. O. Box 273
Charleston, WV 25321-0273
Counsel for Aim Advisors, Inc. and Aim Distributors, Inc., INVESCO Funds Group, Inc.

Stephen P. Goodwin
GOODWIN & GOODWIN, LLP
300 Summers Street, Suite 1500
Charleston, WV 25301
Counsel for Fred Alger Management, Inc., Fred Alger & Company, Inc.

William J. Cooper
Erica M. Baumgras
FLAHERTY, SENSABAUGH & BONASSO, PLLC
200 Capitol Street
P. O. Box 3843
Charleston, WV 25338-3843
Counsel for Alliance Capital Management L.P., Alliance Capital Management Holding L.P.

Charles L. Woody
SPILMAN THOMAS & BATTLE, PLLC
300 Kanawha Boulevard, East
P. O. Box 273
Charleston, WV 25321-0273
Counsel for JP Morgan Investment Advisors Inc. f/k/a Banc One Investment Advisors Corporation, JP Morgan Chase & Co.

Thomas N. McJunkin
Charles D. Dunbar
JACKSON KELLY, PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
Counsel for Franklin Advisers, Inc., Franklin Resources, Inc.

David S. Frankel
KRAMER LEVIN NAFTALIS & FRANKEL, LLP
1177 Avenue of the Americas
New York, NY 10036
Counsel for Canary Capital Partners, LLC, Canary Investment Managements, LLC, Canary Capital Partners, Ltd., Edward Stern

John H. Tinney
John H. Tinney, Jr.
Kimberley R. Fields
THE TINNEY LAW FIRM, PLLC
707 Virginia Street, East, 14th Floor
P. O. Box 3752
Charleston, WV 25337-3752
Counsel for PA Fund Management LLC, f/k/a PIMCO Advisors Fund Management LLC, PEA Capital LLC, f/k/a PIMCO Equity Advisors LLC, PA Distributors LLC, f/k/a PIMCO Advisors Distributors, LLC

Steven S. Scholes
MCDERMOTT WILL & EMERY
227 West Monroe
Chicago, IL 60606
Counsel for Security Brokerage Inc., Daniel Calugar

David Allen Barnette
JACKSON KELLY, PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
Counsel for Strong Capital Management, Inc., Strong Investor Services, Inc., Strong Investments, Inc.



Rebecca A. Betts (W. Va. Bar No. 329)
ALLEN GUTHRIE MCHUGH & THOMAS, PLLC
Counsel for Janus Capital Group Inc., Janus Capital Management LLC, and Liberty Ridge Capital f/k/a Pilgrim Baxter & Associates

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF WEST VIRGINIA

DARRELL V. MCGRAW, JR.,
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA,

Plaintiff,

v.

AIM ADVISORS, INC., et al.,

Defendants.

Civil Action No.:

NOTICE OF JOINDER IN
REMOVAL OF ACTION

(Circuit Court of Marshall
Count, West Virginia,
Civil Action No. 05-C-81)

TO THE CLERK OF THIS COURT AND TO PLAINTIFF AND ITS ATTORNEY OR RECORD

Defendants **PA FUND Management LLC, f/k/a PIMCO Advisors Fund Management LLC, PEA Capital LLC, f/k/a PIMCO Equity Advisors LLC, and PA Distributors LLC, f/k/a PIMCO Advisors Distributors LLC** hereby consent to and join in the Notice of Removal of Action filed today by defendants Janus Capital Group, Inc., Janus Capital Management LLC and Pilgrim Baxter & Associates, Ltd., removing this case from the Circuit Court of Marshall County, West Virginia, to this Court.

Dated: May 24, 2005.

PA FUND MANAGEMENT LLC, f/k/a PIMCO Advisors Fund Management LLC, PEA CAPITAL LLC, f/k/a PIMCO Equity Advisors LLC, PA DISTRIBUTORS LLC, f/k/a PIMCO Advisors Distributors LLC

By The Tinney Law Firm, PLLC



John H. Tinney (State Bar # 3766)
John H. Tinney, Jr. (State Bar # 6970)
Kimberley R. Fields (State Bar # 5245)
707 Virginia Street, East, Suite 1400
P. O. Box 3752
Charleston, WV 25337-3752
Telephone: (304) 720-3310
Telecopier: (304) 720-3315

and

Of Counsel:

Harvey J. Wolkoff *(pro hac vice application to be filed)*
ROPES & GRAY LLP
One International Place
Boston, MA 02110
Telephone: (617) 951-7000
Telecopier: (617) 951-7050

John C. Ertman *(pro hac vice application to be filed)*
Tamar S. Tal *(pro hac vice application to be filed)*
ROPES & GRAY LLP
45 Rockefeller Plaza
New York, NY 10111
Telephone: (212) 841-5700
Telecopier: (212) 841-5725

Doc #3

CERTIFICATE OF SERVICE

I, Rebecca A. Betts, counsel for Janus Capital Group, Inc., Janus Capital Management LLC, Liberty Ridge Capital f/k/a Pilgrim Baxter & Associates and do hereby certify that I have served the foregoing "Notice of Joinder in Removal of Action" upon counsel of record by depositing a true copy thereof in the United States Mail, postage prepaid, on this 31st day of May, 2005, addressed as follows:

Anthony J. Majestro
Special Assistant Attorney General
POWELL & MAJESTRO, P.L.L.C.
405 Capitol Street, Suite P-1200
Charleston, WV 25301
Counsel for Plaintiffs

Frances A. Hughes
Chief Deputy Attorney General
Office of the Attorney General
State of West Virginia
Charleston, WV 25305
Counsel for Plaintiffs

James C. Peterson, Esquire
Special Assistant Attorney General
HILL, PETERSON, CARPER, BEE & DEITZLER, PLLC
NorthGate Business Park
500 Tracy Way
Charleston, WV 25305
Counsel for Plaintiffs

Troy N. Giatras
Special Assistant Attorney General
GIATRAS & WEBB
8 Capitol Street, Suite 800
Charleston, WV 25301
Counsel for Plaintiffs

Bruce M. Jacobs
SPILMAN THOMAS & BATTLE, PLLC
300 Kanawha Boulevard, East
P. O. Box 273
Charleston, WV 25321-0273
Counsel for Aim Advisors, Inc. and Aim Distributors, Inc., INVESCO Funds Group, Inc.

Stephen P. Goodwin
GOODWIN & GOODWIN, LLP
300 Summers Street, Suite 1500
Charleston, WV 25301
Counsel for Fred Alger Management, Inc., Fred Alger & Company, Inc.

William J. Cooper
Erica M. Baumgras
FLAHERTY, SENSABAUGH & BONASSO, PLLC
200 Capitol Street
P. O. Box 3843
Charleston, WV 25338-3843
Counsel for Alliance Capital Management L.P., Alliance Capital Management Holding L.P.

Charles L. Woody
SPILMAN THOMAS & BATTLE, PLLC
300 Kanawha Boulevard, East
P. O. Box 273
Charleston, WV 25321-0273
Counsel for JP Morgan Investment Advisors Inc. f/k/a Banc One Investment Advisors Corporation, JP Morgan Chase & Co.

Thomas N. McJunkin
Charles D. Dunbar
JACKSON KELLY, PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
Counsel for Franklin Advisers, Inc., Franklin Resources, Inc.

John H. Tinney
John H. Tinney, Jr.
Kimberley R. Fields
THE TINNEY LAW FIRM, PLLC
707 Virginia Street, East, 14th Floor
P. O. Box 3752
Charleston, WV 25337-3752
Counsel for PA Fund Management LLC, f/k/a PIMCO Advisors Fund Management LLC, PEA Capital LLC, f/k/a PIMCO Equity Advisors LLC, PA Distributors LLC, f/k/a PIMCO Advisors Distributors, LLC

David Allen Barnette
JACKSON KELLY, PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
Counsel for Strong Capital Management, Inc., Strong Investor Services, Inc., Strong Investments, Inc.

David S. Frankel
KRAMER LEVIN NAFTALIS & FRANKEL, LLP
1177 Avenue of the Americas
New York, NY 10036
Counsel for Canary Capital Partners, LLC, Canary Investment Managements, LLC, Canary Capital Partners, Ltd., Edward Stern

Steven S. Scholes
MCDERMOTT WILL & EMERY
227 West Monroe
Chicago, IL 60606
Counsel for Security Brokerage Inc., Daniel Calugar



Rebecca A. Betts (W. Va. Bar No. 329)
ALLEN GUTHRIE MCHUGH & THOMAS, PLLC
Counsel for Janus Capital Group Inc., Janus Capital Management LLC, and Liberty Ridge Capital f/k/a Pilgrim Baxter & Associates

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF WEST VIRGINIA

DARRELL V. MCGRAW, JR., ATTORNEY GENERAL OF THE STATE OF WEST VIRGINIA *Plaintiff,* v. AIM ADVISORS, INC., ET AL., *Defendants.*	))))))))))))	Case No.______________ NOTICE OF JOINDER IN REMOVAL OF ACTION (Circuit Court of Marshall County, West Virginia, Case No. 05-C-81)

TO THE CLERK OF THIS COURT AND TO PLAINTIFF AND ITS ATTORNEY OF RECORD:

Defendants, Strong Capital Management, Inc., Strong Investor Services, Inc., and Strong Investments, Inc., hereby consent and join in the Notice of Removal of Action filed today by defendants Janus Capital Group, Inc., Janus Capital Management LLC and Pilgrim Baxter & Associates, Ltd., removing this case from the Circuit Court of Marshall County, West Virginia, to this Court.

Date: May 31, 2005

Respectfully submitted,



DAVID ALLEN BARNETTE
(W. Va. State Bar No. 242)
JACKSON KELLY PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
(304) 340-1327

C0948248.1

CERTIFICATE OF SERVICE

I, Rebecca A. Betts, counsel for Janus Capital Group, Inc., Janus Capital Management LLC, Liberty Ridge Capital f/k/a Pilgrim Baxter & Associates and do hereby certify that I have served the foregoing "Notice of Joinder in Removal of Action" upon counsel of record by depositing a true copy thereof in the United States Mail, postage prepaid, on this 31st day of May, 2005, addressed as follows:

Anthony J. Majestro
Special Assistant Attorney General
POWELL & MAJESTRO, P.L.L.C.
405 Capitol Street, Suite P-1200
Charleston, WV 25301
Counsel for Plaintiffs

Frances A. Hughes
Chief Deputy Attorney General
Office of the Attorney General
State of West Virginia
Charleston, WV 25305
Counsel for Plaintiffs

James C. Peterson, Esquire
Special Assistant Attorney General
HILL, PETERSON, CARPER, BEE & DEITZLER, PLLC
NorthGate Business Park
500 Tracy Way
Charleston, WV 25305
Counsel for Plaintiffs

Troy N. Giatras
Special Assistant Attorney General
GIATRAS & WEBB
8 Capitol Street, Suite 800
Charleston, WV 25301
Counsel for Plaintiffs

Bruce M. Jacobs
SPILMAN THOMAS & BATTLE, PLLC
300 Kanawha Boulevard, East
P. O. Box 273
Charleston, WV 25321-0273
Counsel for Aim Advisors, Inc. and Aim Distributors, Inc., INVESCO Funds Group, Inc.

Stephen P. Goodwin
GOODWIN & GOODWIN, LLP
300 Summers Street, Suite 1500
Charleston, WV 25301
Counsel for Fred Alger Management, Inc., Fred Alger & Company, Inc.

William J. Cooper
Erica M. Baumgras
FLAHERTY, SENSABAUGH & BONASSO, PLLC
200 Capitol Street
P. O. Box 3843
Charleston, WV 25338-3843
Counsel for Alliance Capital Management L.P., Alliance Capital Management Holding L.P.

Charles L. Woody
SPILMAN THOMAS & BATTLE, PLLC
300 Kanawha Boulevard, East
P. O. Box 273
Charleston, WV 25321-0273
Counsel for JP Morgan Investment Advisors Inc. f/k/a Banc One Investment Advisors Corporation, JP Morgan Chase & Co.

Thomas N. McJunkin
Charles D. Dunbar
JACKSON KELLY, PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
Counsel for Franklin Advisers, Inc., Franklin Resources, Inc.

John H. Tinney
John H. Tinney, Jr.
Kimberley R. Fields
THE TINNEY LAW FIRM, PLLC
707 Virginia Street, East, 14th Floor
P. O. Box 3752
Charleston, WV 25337-3752
Counsel for PA Fund Management LLC, f/k/a PIMCO Advisors Fund Management LLC, PEA Capital LLC, f/k/a PIMCO Equity Advisors LLC, PA Distributors LLC, f/k/a PIMCO Advisors Distributors, LLC

David Allen Barnette
JACKSON KELLY, PLLC
1600 Laidley Tower
P. O. Box 553
Charleston, WV 25322
Counsel for Strong Capital Management, Inc., Strong Investor Services, Inc., Strong Investments, Inc.

David S. Frankel
KRAMER LEVIN NAFTALIS & FRANKEL, LLP
1177 Avenue of the Americas
New York, NY 10036
Counsel for Canary Capital Partners, LLC, Canary Investment Managements, LLC, Canary Capital Partners, Ltd., Edward Stern

Steven S. Scholes
MCDERMOTT WILL & EMERY
227 West Monroe
Chicago, IL 60606
Counsel for Security Brokerage Inc., Daniel Calugar



Rebecca A. Betts (W. Va. Bar No. 329)
ALLEN GUTHRIE MCHUGH & THOMAS, PLLC
Counsel for Janus Capital Group Inc., Janus Capital Management LLC, and Liberty Ridge Capital f/k/a Pilgrim Baxter & Associates